 Exhibit 99.1

SUNCOR

Management Proxy Circular

Notice of 2025 Annual Meeting to be held on May 6, 2025

CONTENTS
1	Invitation to Shareholders
2	About this Management Proxy Circular
3	Meeting Participation, Voting and Proxies: Questions and Answers
8	Business of the Meeting
8	Financial Statements
8	Election of Directors
15	Appointment of Auditor
16	Advisory Vote on Approach to Executive Compensation
16	Shareholder Proposal
17	Board of Directors Compensation
22	Executive Compensation
22	Letter to Shareholders
24	Compensation Discussion and Analysis
35	Compensation of the Named Executive Officers
46	Termination Agreements and Change of Control Arrangements
48	Indebtedness of Directors, Executive Officers and Senior Officers
48	Summary of Incentive Plans
51	Claw Back Policy
51	Directors’ and Officers’ Insurance
51	Advance Notice By-law
51	Corporate Governance
52	Additional Information
52	Advisories
A-1	Schedule A: Shareholder Proposal No. 1
B-1	Schedule B: Named Executive Officers’ Outstanding Option-based Awards and Grant Date Fair Values for Share-based Awards
C-1	Schedule C: Corporate Governance Summary
D-1	Schedule D: Board Terms of Reference

Notice of Annual General Meeting of Shareholders of Suncor Energy Inc.

The annual general meeting (the meeting) of shareholders of Suncor Energy Inc. (the corporation) will be held on May 6, 2025, at 10:30 a.m. Mountain Daylight Time (MDT). The meeting will be conducted in a virtual-only format via live webcast online at https://meetings.lumiconnect.com/400-019-269-551 (Meeting ID: 400-019-269-551; Password: suncor2025 (case sensitive)).
Registered shareholders and duly appointed proxyholders can participate, vote and ask questions during the meeting, provided they are connected to the internet and comply with all the requirements set out in the accompanying management proxy circular. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to virtually attend the meeting as guests. Guests will not be able to vote or ask questions at the meeting.
The meeting will have the following purposes:
•
to receive the audited consolidated financial statements of the corporation for the year ended December 31, 2024, together with the notes thereto and the auditor report thereon;

•
to elect directors of the corporation to hold office until the close of the next annual meeting of shareholders;

•
to appoint the auditor of the corporation to hold office until the close of the next annual meeting of shareholders;

•
to consider and, if deemed fit, approve an advisory resolution on the corporation’s approach to executive compensation;

•
to consider a shareholder proposal for the corporation to commission and issue a report to itemize the impacts and quantify the costs of its commitment to achieve Net Zero by 2050, as set forth on page A-1 of Schedule A of the accompanying management proxy circular; and

•
to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

The accompanying management proxy circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this notice.
Shareholders are encouraged to vote in advance of the meeting by completing the form of proxy or voting instruction form provided to them. Detailed instructions on how to complete and return proxies are provided on pages 3 to 7 of the accompanying management proxy circular. To be effective, the completed form of proxy must be received by our transfer agent and registrar, Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, at any time prior to 10:30 a.m. MDT on May 2, 2025 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.
Shareholders may also vote their shares by telephone or through the internet using the procedures described in the form of proxy or voting instruction form.
Shareholders registered at the close of business on March 14, 2025, will be entitled to receive notice of and vote at the meeting.
By order of the Board of Directors of Suncor Energy Inc.
Jacqueline Moore
General Counsel and Corporate Secretary
February 26, 2025
Calgary, Alberta

Invitation to Shareholders
Dear Shareholder:
On behalf of the board of directors (the Board), management and employees of Suncor Energy Inc. (the corporation), we invite you to attend our annual general meeting (the meeting) of shareholders on May 6, 2025 at 10:30 a.m. Mountain Daylight Time (MDT). This year, we will hold the meeting in a virtual-only format, which will be conducted via live webcast online at https://meetings.lumiconnect.com/400-019-269-551 (Meeting ID: 400-019-269-551; Password: suncor2025 (case sensitive)). Technical information regarding attendance is provided herein, refer to, “Q. How do I attend the meeting?” under “Meeting Participation, Voting and Proxies: Questions and Answers.” Technical support is provided in the Virtual Meeting User Guide that will be sent to registered holders with their proxy packages and posted on Suncor’s website, technical support can also be accessed at: support-ca@lumiglobal.com.
The items of business to be considered at this meeting are described in the accompanying notice of annual general meeting of shareholders of the corporation and management proxy circular. The contents and sending of the management proxy circular have been approved by the Board.
Your participation at this meeting is very important to us. We encourage you to vote by following the instructions in the form of proxy or voting instruction form provided to you, or by voting at the meeting. Following the formal portion of the meeting, management will review the corporation’s operational and financial performance for 2024 and provide an outlook on priorities for 2025 and beyond. Registered shareholders and duly appointed proxyholders will also have an opportunity to ask questions.
Many of our public documents, including our 2024 Annual Report, are available under the ‘Investors’ heading on our website located at www.suncor.com. We encourage you to visit our website during the year for information about the corporation. To receive the latest news relating to the corporation you can use the ‘Sign up for news’ feature on the corporation’s website. Additional information relating to the corporation is also available under the corporation’s profile on SEDAR+ at www.sedarplus.ca or EDGAR at www.sec.gov.
We look forward to having you join us at the meeting.
Yours sincerely,

Russell Girling Chair of the Board	Richard M. Kruger President and Chief Executive Officer
1   Management Proxy Circular 2025   Suncor Energy Inc.

About this Management Proxy Circular
You are invited to attend the annual general meeting (the meeting) of holders (shareholders) of common shares (common shares or shares) of Suncor Energy Inc. to be held on May 6, 2025, at 10:30 a.m. Mountain Daylight Time (MDT) for the purposes indicated in the accompanying notice of annual general meeting of shareholders. The meeting will be conducted in a virtual-only format via live webcast (to attend, refer to, “Q. How do I attend the meeting?” under “Meeting Participation, Voting and Proxies: Questions and Answers.”)
This management proxy circular (Circular) includes important information regarding the matters to be acted upon at the meeting, and our compensation practices for, and compensation of, the board of directors of Suncor (the Board or Board of Directors) and Suncor’s Named Executive Officers (as defined on page 24) for the year ended December 31, 2024.
This Circular is dated February 26, 2025 and all information contained in this Circular is given as of such date, unless stated otherwise.
In this Circular, references to “Suncor”, the “corporation”, the “company”, “our” or “we” mean Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless the context otherwise requires.

Forward-Looking Information and Risks
This Circular contains forward-looking information based on Suncor’s current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in Suncor’s Annual Information Form for the year ended December 31, 2024 (the AIF), Suncor’s Management’s Discussion and Analysis for the year ended December 31, 2024 (the MD&A), and Suncor’s other disclosure documents, many of which are beyond the corporation’s control. Readers are cautioned that actual results may differ materially from those expressed or implied by forward-looking information contained herein. Refer to the “Advisories” section of this Circular for information on the material risk factors and assumptions underlying the forward-looking information contained in this Circular.
The corporation’s business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described in the “Advisories” section of this Circular.
Non-GAAP Financial Measures and Ratios
Certain financial measures and ratios in this Circular – namely free funds flow (FFF), adjusted funds from operations (AFFO), and measures contained in return on capital employed (ROCE) – are not prescribed by generally accepted accounting principles (GAAP). Refer to the “Advisories” section of this Circular. These non-GAAP financial measures and ratios are used by management to analyze business performance, leverage and liquidity.

These non-GAAP financial measures and ratios do not have any standardized meaning under GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures and ratios should not be considered in isolation or as a substitute for financial measures or ratios prepared in accordance with GAAP.
Website References
Information contained in or otherwise accessible through Suncor’s website and other websites, though referenced herein, does not form part of this Circular and is not incorporated by reference into this Circular.

Management Proxy Circular 2025   Suncor Energy Inc.   2

Meeting Participation, Voting and Proxies: Questions and Answers
Meeting Participation, Voting and Proxies: Questions and Answers

This Circular is provided in connection with the solicitation by or on behalf of management of Suncor of proxies to be used at the annual general meeting of shareholders of Suncor. It is expected that solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or other similar means by Suncor employees or our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors (Kingsdale). The cost of any such solicitation will be paid by the company. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Suncor common shares and normal handling charges will be paid by Suncor for such forwarding services.
Your vote is very important to us. We encourage you to exercise your vote to ensure your shares are represented at the meeting.
To be valid, proxy forms must be dated, completed, signed and deposited with our transfer agent and registrar, Computershare Trust Company of Canada (Computershare): (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, PO BOX 4588 STN A, Toronto ON, M5W 9Z9; or (ii) by hand delivery to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Additionally, you may vote by using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683). Your proxy instructions must be received no later than 10:30 a.m. MDT on May 2, 2025, or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. The time limit for deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice. Please read the following for commonly asked questions and answers regarding meeting participation, voting and proxies.

Q.
How will I be able to participate in the meeting?

A. Suncor is holding the meeting in a virtual-only format via live webcast. You can participate online using your smartphone, tablet or computer. Attending the meeting online enables registered shareholders and duly appointed proxyholders, including non-registered (beneficial) shareholders who have duly appointed themselves as proxyholder, to listen to and view the meeting, ask questions and vote. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholders may still attend the meeting as guests. Guests will be able to listen to and view the meeting but will not be able to ask questions or vote at the meeting.
Following the formal portion of the meeting we will hold a Q&A session to answer the questions submitted by registered shareholders and duly appointed proxyholders through the online platform.
Questions may be submitted at any time during the meeting by registered shareholders and duly appointed proxyholders. To ensure the meeting is conducted in a manner that is fair to all shareholders, the Chair of the meeting may exercise discretion in responding to the questions including the order in which the questions are answered, the grouping of the questions and the amount of time devoted to any question. Shareholders will be afforded the same opportunities to participate in the virtual meeting as at an in-person meeting. The questions and answers from the Q&A session will be included in the replay posted on Suncor’s website following the meeting.
In addition to asking questions at Suncor’s annual meeting in written format, registered shareholders and duly appointed proxyholders, including non-registered (beneficial) shareholders who have duly appointed themselves as proxyholder, will have the ability to ask questions verbally, over a live “Virtual Mic.” Suncor’s decision to continue hosting its annual meeting in a virtual format is supported by ease of attendance for shareholders, removal of venue capacity restrictions and logistical obstacles, ongoing enhancements to shareholder participation in the annual meeting (such as hosting “Virtual Mic” live questions), as well as technological ability and access to virtual meetings.
Additional details on meeting participation are set forth in the Virtual Meeting User Guide that will be sent to registered shareholders with their proxy packages and posted on Suncor’s website.
Q.
How do I attend the meeting?

A. To attend the meeting log in online at https://meetings.lumiconnect.com/400-019-269-551 (Meeting ID: 400-019-269-551; Password: suncor2025 (case sensitive)). We recommend that you log in at least thirty minutes before the meeting starts and check that the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. You will be able to log into the site from 9:30 a.m. MDT on May 6, 2025.
Next click “Login.” If you are a registered shareholder or duly appointed proxyholder, select “I have a login” and enter your Control Number or Proxyholder Username as applicable (see below) and Password: suncor2025 (case sensitive) OR if you are a non-registered (beneficial) shareholder, select “I am a guest” and complete the online form.
3   Management Proxy Circular 2025   Suncor Energy Inc.

Registered shareholders: The control number located on the form of proxy or in the email notification you received is your “Control Number.”
Duly appointed proxyholders: Computershare will provide the proxyholder with a username consisting of a four-letter appointee code (Proxyholder Username) by email after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described under the question “Can I appoint someone other than the individuals named in the proxy form to vote my shares?” below.
It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting.
If you are having trouble getting into the meeting you may click on the support button ‘Having issues connecting?’ at the login page. This will provide you with a list of common connectivity issues and answers, as well as a link to the FAQ on using the online platform.
Q.
Am I entitled to vote?

A. You are entitled to vote if you were a holder of common shares as of the close of business on March 14, 2025, the record date for the meeting. Subject to certain restrictions required by the Petro-Canada Public Participation Act (as described in the AIF under the heading “Description of Capital Structure – Petro-Canada Public Participation Act”) which section is incorporated by reference herein, each common share is entitled to one vote. A simple majority of votes (50% plus one vote) cast at the meeting in person (virtually) or by proxy is required to approve all matters to be considered at the meeting.
Q.
What am I voting on?

A. You will be voting on:
•
the election of directors of the corporation to hold office until the close of the next annual meeting of shareholders;

•
the appointment of KPMG LLP as auditor of the corporation to hold office until the close of the next annual meeting of shareholders;

•
the advisory resolution on the corporation’s approach to executive compensation disclosed in this Circular; and

•
a shareholder proposal (Shareholder Proposal No. 1) for the corporation to commission and issue a report to itemize the impacts and quantify the costs of its commitment to achieve Net Zero by 2050, as set forth on page A-1 of Schedule A of this Circular.

Q.
What if amendments are made to these matters or if other matters are brought before the meeting?

A. If you attend the meeting in person (virtually) and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the common shares represented by proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. The management nominees named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the accompanying notice of annual general meeting of shareholders and to other matters that may properly come before the meeting. As of the date of this Circular, our management knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the management nominees named in the proxy form will vote on them in accordance with their best judgment.
Q.
Who is soliciting my proxy?

A. The management of Suncor is soliciting your proxy. Solicitation of proxies will be done primarily by mail, supplemented by telephone or other contact, by our employees or Kingsdale. Kingsdale has been retained to provide a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of Suncor.
Q.
How can I vote?

A. If you are eligible to vote and your shares are registered in your name, you can vote your shares during the meeting by completing a ballot online, or in advance of the meeting by completing and submitting your proxy form using any of the methods described above.
Registered shareholders may also vote their shares in advance of the meeting by telephone or through the internet using the procedures described in the proxy form.
If your shares are not registered in your name but are registered in the name of a nominee, please see “How can a non-registered (beneficial) shareholder vote?” and “How can a non-registered (beneficial) shareholder vote at the meeting?” below.
Management Proxy Circular 2025   Suncor Energy Inc.   4

Meeting Participation, Voting and Proxies: Questions and Answers
Q.
How can a non-registered (beneficial) shareholder vote?

A. If your shares are not registered in your name but are registered in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your shares. Your nominee should have provided you with a package of information respecting the meeting, including either a proxy or a voting instruction form. Follow the instructions provided in the proxy or voting instruction form.
Q.
How can a non-registered (beneficial) shareholder vote at the meeting?

A. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholders will not be able to vote at the meeting but will be able to virtually attend as a guest. This is because Suncor does not have access to all of the names of its non-registered (beneficial) shareholders, and as a result we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote at the meeting, insert your name in the space provided on the proxy or voting instruction form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. You must complete and return the form by following the instructions provided by your nominee AND register yourself as proxyholder online at https://www.computershare.com/SuncorEnergy, all as described below under Step 1 and Step 2 of the question “Can I appoint someone other than the individuals named in the proxy form to vote my shares?”.
The company may utilize the Broadridge QuickVote service to assist non-registered (beneficial) shareholders with voting their Suncor shares over the telephone. Broadridge then tabulates the results of all the voting instructions received and then provides the appropriate instructions with respect to the shares to be represented at the meeting.
Non-registered (beneficial) shareholders located in the United States: If you are a non-registered (beneficial) shareholder located in the United States, to vote at the meeting you must first obtain a valid legal proxy from your nominee and then request to be registered, by submitting a copy of your legal proxy to our transfer agent, Computershare. Requests for registration should be sent to: Computershare, Attention Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, OR emailed at uslegalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 10:30 a.m. MDT on May 2, 2025. You will receive a confirmation of your registration by email once Computershare receives your registration materials. Please note that you also are required to register your appointment at https://www.computershare.com/SuncorEnergy, as described below under Step 2 of the question “Can I appoint someone other than the individuals named in the proxy form to vote my shares?”.
Q.
Who votes my shares and how will they be voted if I return a proxy?

A. By properly completing and returning a proxy, you are authorizing the person named in the proxy to virtually attend the meeting on your behalf and vote your shares. You can use the proxy form provided to you, or any other proper form of proxy, to appoint your proxyholder.
Once appointed, you will also need to register your proxyholder online at https://www.computershare.com/SuncorEnergy, as described below under Step 2 of the question “Can I appoint someone other than the individuals named in the proxy form to vote my shares?”.
The shares represented by your proxy must be voted or withheld from voting according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish your shares to be voted, your shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxy will be voted:
•
FOR the election of the director nominees set out in this Circular;

•
FOR the appointment of KPMG LLP as auditor;

•
FOR the approach to executive compensation disclosed in this Circular; and

•
AGAINST the Shareholder Proposal No. 1, as set forth in Schedule A of this Circular, for the corporation to commission and issue a report to itemize the impacts and quantify the costs of its commitment to achieve Net Zero by 2050.

Q.
Can I appoint someone other than the individuals named in the proxy form to vote my shares?

A. Yes, you have the right to appoint the individual or company of your choice, who does not need to be a shareholder, to attend and act on your behalf at the meeting.
Each person named in the form of proxy or voting instruction form is a director or executive officer of Suncor. Shareholders who wish to appoint someone other than the management nominees named in the proxy form to virtually attend and participate at the meeting as their proxyholder and vote their common shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form.
5   Management Proxy Circular 2025   Suncor Energy Inc.

Failure to register your proxyholder will result in the proxyholder not receiving a Proxyholder Username that is required for such proxyholder to be able to vote at the meeting.
Step 1: Submit your form of proxy or voting instruction form: If you wish to appoint a person other than the management nominees named in your form of proxy or voting instruction form, then strike out those printed names and insert the name of your designated proxyholder in the space provided and follow the instructions for submitting such form of proxy or voting instruction form as outlined on the form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.
Step 2: Register your proxyholder: To register a third-party proxyholder (including yourself, if you are a non-registered (beneficial) shareholder) shareholders must visit https://www.computershare.com/SuncorEnergy by 10:30 a.m. MDT on May 2, 2025 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a Proxyholder Username via email. Without a Proxyholder Username, proxyholders will not be able to vote at the meeting but will be able to participate as a guest.
Q.
What if my shares are registered in more than one name or in the name of my corporation?

A. If the shares are registered in more than one name, all those registered must sign the form of proxy. If the shares are registered in the name of your corporation or any name other than yours, you may be required to provide documentation that proves you are authorized to sign the proxy form.
Q.
Can I revoke a proxy or voting instruction?

A. If you are a registered shareholder and have returned a proxy, you may revoke it by:
1.
completing and signing a proxy bearing a later date, and delivering it to Computershare not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting (or any adjourned or postponed meeting); or

2.
delivering a written statement, signed by you or your authorized attorney to:

(a)
the Corporate Secretary of Suncor Energy Inc. at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3 at any time up to and including the last business day prior to the meeting, or the business day preceding the day to which the meeting is adjourned or postponed; or

(b)
the chair of the meeting prior to the start of the meeting.

If you are a non-registered (beneficial) shareholder, contact your nominee for information on how to revoke your proxy or voting instruction form.
If you have followed the process for attending and are a registered shareholder and voting at the meeting online, voting at the meeting online will revoke your previous proxy.
Q.
Is my vote confidential?

A. Your proxy vote is confidential. Proxies are received, counted and tabulated by our transfer agent, Computershare. Computershare does not disclose the results of individual shareholder votes unless: (i) the proxy contains a written comment clearly intended for management; (ii) in the event of a proxy contest or proxy validation issue; or (iii) if necessary to meet legal requirements.
Q.
How many shares are outstanding?

A. As of February 25, 2025, there were 1,237,135,660 common shares outstanding. We have no other class or series of voting shares outstanding.
As of February 25, 2025, there was no person or company who, to the knowledge of our directors and executive officers, beneficially owned, or controlled or directed, directly or indirectly, common shares carrying 10% or more of the voting rights attached to all outstanding common shares.
Q.
How will meeting materials be delivered?

A. We are using notice and access to deliver this Circular to both registered shareholders and non-registered (beneficial) shareholders. This means that Suncor will post this Circular online for our shareholders to access electronically. You will receive a package in the mail with a notice (the Notice) outlining the matters to be voted on at the meeting and explaining how to access and review this Circular electronically, and how to request a paper copy at no charge. You will also receive a form of proxy or a voting instruction form in the mail so you can vote your shares. All applicable meeting related materials will be indirectly forwarded to non-registered (beneficial) shareholders at Suncor’s expense.
Management Proxy Circular 2025   Suncor Energy Inc.   6

Meeting Participation, Voting and Proxies: Questions and Answers
Notice and access is an environmentally friendly and cost-effective way to distribute the Circular because it reduces printing, paper and postage.
Q.
How can I request a paper copy of this Circular?

A. Both registered shareholders and non-registered (beneficial) shareholders can request a paper copy of this Circular for up to one year from the date it is filed on SEDAR+ (www.sedarplus.ca). If so requested, this Circular will be sent to you at no charge. If you would like to receive a paper copy of this Circular, please follow the instructions provided in the Notice. If you request a paper copy of the Circular, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote.
Suncor will provide paper copies of this Circular to shareholders who have standing instructions to receive, or for whom Suncor has otherwise received a request to provide, paper copies of materials.
If you have any questions about notice and access you can contact our Investor Relations team at info@suncor.com.
Q.
What is electronic delivery?

A. Electronic delivery is voluntary e-mail notification sent to shareholders when documents such as our annual report, quarterly reports and this Circular are available on our website. If you wish, you may elect to be notified by e-mail when documentation is posted on our website. Electronic delivery saves paper, reduces our impact on the environment and reduces costs.
Q.
How can I ask for electronic delivery?

A. If you are a registered shareholder, you can sign up for electronic delivery through Computershare via the Investor Centre website at www.investorcentre.com/suncor.
You will need your Control Number and your PIN number (you will find them on the proxy form provided in your proxy package).
Non-registered (beneficial) shareholders can sign up for mail or electronic delivery of materials other than proxy materials through www.computershare.com/mailinglist.
Non-registered (beneficial) shareholders can sign up for electronic delivery of proxy materials on proxyvote.com, entering their 16-digit control number and clicking on Delivery Settings.
Q.
What if I have other questions?

A. If you have a question regarding the meeting please contact Computershare at 1-877-982-8760 or visit www.computershare.com.
Shareholder Proposals

Eligible shareholders should direct any proposals they plan to present at the 2026 annual meeting of shareholders to our Corporate Secretary. To be included in our 2026 management proxy circular, the proposal must be received at Suncor Energy Inc. at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3 between December 8, 2025, and February 6, 2026.

Webcast Posting after Meeting
A recording of the meeting will be available on www.suncor.com following its completion.
7   Management Proxy Circular 2025   Suncor Energy Inc.

Business of the Meeting
Financial Statements
The audited consolidated financial statements of the corporation for the year ended December 31, 2024, together with the notes thereto and the auditor’s report thereon will be placed before the meeting. These audited consolidated financial statements form part of our 2024 Annual Report. Copies of the 2024 Annual Report may be obtained from the Corporate Secretary upon request. The 2024 Annual Report is available on Suncor’s website at www.suncor.com and has been filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC).
Election of Directors
Number of Directors. Suncor’s articles stipulate there shall be not more than fifteen nor fewer than eight directors. The Board is currently composed of eleven directors, with ten non-employee directors, including Russell Girling, Board Chair, and one member of management, Richard M. Kruger, President and Chief Executive Officer (CEO).
In accordance with our by-laws, the Board has determined that eleven directors will be elected at the meeting. Following the meeting, and assuming that all proposed nominees for director are elected as contemplated in this Circular, the Board will be composed of ten non-employee directors and Richard M. Kruger, Suncor’s President and CEO. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the close of the next annual meeting of shareholders or until a successor is elected or appointed.
Voting Details. Unless directed otherwise, the management nominees named in the form of proxy will vote FOR the election of the nominees whose names appear on pages 9 to 14.
Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the management designees named in the form of proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies the common shares are to be voted against the election of directors.
Majority Voting for Directors. The Board has repealed its majority voting policy as a result of recent amendments to the Canada Business Corporations Act and the regulations promulgated thereunder. Pursuant to the Canada Business Corporations Act, if there is an uncontested election (being an election where only one candidate is nominated for each position available on the board) at a meeting of shareholders at which directors are to be elected, each candidate is elected only if the number of votes cast in favour of their election represents a majority of the votes cast “for” and “against” them by the shareholders who are present in person or represented by proxy, unless the articles of the corporation require a greater number of votes.
Accordingly, any nominee for director who receives an equal or greater number of votes “against” than votes “for” their election as a director at the meeting shall not be elected to the Board.
Management Proxy Circular 2025   Suncor Energy Inc.   8

The Persons Nominated for Election as Directors Are:
Ian R. Ashby 67 Tinbeerwah, Queensland, Australia
Ian R. Ashby is the former President of BHP Billiton’s iron ore customer sector group. Mr. Ashby has almost 40 years of experience in the mining industry, including 25 years in a wide variety of roles with BHP Billiton in its iron ore, base metals and gold businesses in Australia, the USA, and Chile, as well as project roles in the corporate office, ultimately leading the company’s iron ore business. Since retiring from BHP Billiton in 2012, Mr. Ashby has taken on a number of advisory and board roles with other mining and related organizations. He currently serves as an independent director on the board of Anglo American plc. He has served as a director on the boards of IAMGOLD Corporation, New World Resources PLC, Genco Shipping & Trading, Nevsun Resources Ltd., and Alderon Iron Ore Corp. He has also served in an advisory capacity with Apollo Global Management and Temasek. Mr. Ashby holds a bachelor of engineering (Mining) degree from the University of Melbourne in Australia.

Skills and Experience(1) Mining, Operations, Technology and Innovation, Strategy and Economics, EHS, Risk Management, Global Experience, Capital Markets
Director since July 18, 2022 – Independent
Suncor Board and Board Standing Committees Meeting Attendance(2)	Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors	5 of 6	83%	Year	Votes in Favour	Anglo American plc
Environment, Health, Safety and Sustainable Development	4 of 4	100%	2024	99.88%
Human Resources and Compensation	3 of 3	100%	2023	99.83%
Audit	1 of 2	50%
Common Shares and Share Units Held as at December 31, 2024	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	—	24 232	24 232	1 243 344	Target Met at 1.2 x

Patricia M. Bedient
71
Sammamish,
Washington, USA
Skills and Experience(1)
Finance, Technology and Innovation, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance, Risk Management, Capital Markets

Patricia Bedient retired as Executive Vice President of Weyerhaeuser Company (Weyerhaeuser), one of the world’s largest integrated forest products companies, effective July 1, 2016. From 2007 until February 2016, she also served as Chief Financial Officer. Prior to this, she held a variety of leadership roles in finance and strategic planning at Weyerhaeuser after joining the company in 2003. Before joining Weyerhaeuser, she spent 27 years with Arthur Andersen LLP and ultimately served as the Managing Partner for its Seattle office and partner in charge of the firm’s forest products practice. Ms. Bedient serves on the board of directors of Alaska Air Group, Inc. and Park Hotels & Resorts Inc. and also serves on the Oregon State University Foundation board of trustees, the Overlake Medical Center board of directors and the University of Washington Foster School of Business advisory board. She achieved national recognition in 2012 when The Wall Street Journal named her one of the Top 25 CFOs in the United States. She is a member of the American Institute of CPAs and the Washington Society of CPAs. She holds a certificate in Cyber Risk Oversight from the National Association of Corporate Directors. Ms. Bedient received her bachelor’s degree in business administration, with concentrations in finance and accounting, from Oregon State University.

Director since February 24, 2016 – Independent
Suncor Board and Board Standing Committees Meeting Attendance	Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors	6 of 6	100%	Year	Votes in Favour	Alaska Air Group, Inc.
Audit (Chair)	6 of 6	100%	2024	99.03%	Park Hotels & Resorts Inc.
Governance	5 of 5	100%	2023	99.02%
Common Shares and Share Units Held as at December 31, 2024	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	8 585	82 383	90 968	4 667 568	Target Met at 4.4 x
9   Management Proxy Circular 2025   Suncor Energy Inc.

Russell Girling
62
Calgary,
Alberta, Canada
Skills and Experience(1)
Energy, CEO Experience, Finance, Operations, Technology and Innovation, Public Policy/Government Relations, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance, Risk Management, Global Experience, Capital Markets

Russell (Russ) K. Girling was the President and Chief Executive Officer of TransCanada Pipelines Limited and TC Energy Corporation (TC Energy), a North American energy infrastructure company, from 2010 until his retirement on December 31, 2020. Mr. Girling joined TC Energy in 1994 and held progressively senior roles during his 26 years with the company, including seven years as Chief Financial Officer. Prior to joining TC Energy in 1994, he worked at Suncor, Northridge Energy Marketing and Dome Petroleum. Mr. Girling is a director and Chair of the board of Nutrien Ltd. Until December 31, 2020, Mr. Girling was a member of the U.S. National Petroleum Council, the U.S. Business Roundtable, and served as a director of the American Petroleum Institute, the Business Council of Canada and the Business Council of Alberta. Mr. Girling is a graduate of the Institute of Corporate Directors Education Program and holds a Bachelor of Commerce and a Master of Business Administration (Finance) from the University of Calgary.

Director since May 4, 2021 – Independent
Suncor Board and Board Standing Committees Meeting Attendance(7)	Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors	6 of 6	100%	Year	Votes in Favour	Nutrien Ltd.
Human Resources and Compensation	2 of 2	100%	2024	97.40%
Environment, Health, Safety and Sustainable Development	1 of 1	100%	2023	98.91%
Common Shares and Share Units Held as at December 31, 2024	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	56 602	35 344	91 946	4 717 749	Target Met at 2.7 x

Jean Paul (JP) Gladu
51
Sand Point First Nation,
Ontario, Canada
Skills and Experience(1)
Energy, Mining, Public Policy / Government Relations, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance, Risk Management. Anishinaabe from Thunder Bay, Mr. Gladu is a member of Bingwi Neyaashi Anishinaabek located on the Lake Nipigon, Ontario.

JP Gladu is currently Principal of Mokwateh, and previously served as the President and CEO of the Canadian Council for Aboriginal Business for approximately eight years. Mr. Gladu has over 30 years of experience in the natural resource sector including working with Indigenous communities and organizations, environmental non-government organizations, industry and governments from across Canada and the globe. Mr. Gladu serves on the board of the Institute of Corporate Directors and serves on BHP’s Forum on Corporate Responsibility. He has completed a forestry technician diploma from Sault College, obtained an undergraduate degree in forestry from Northern Arizona University, holds an Executive MBA from Queen’s University, holds the ICD.D designation from the Institute of Corporate Directors through the Rotman School of Management Directors Education Program, and was awarded an honorary doctor of laws degree from Carleton University in 2024. He is a senior fellow with the Macdonald-Laurier Institute and served as the Chancellor of St. Paul’s University College Waterloo from 2017 to 2020. JP’s achievements have been recognized by the Public Policy Forum as a prestigious 2024 Honouree. He lives in his community of Bingwi Neyaashi Anishinaabek First Nation, Ontario.

Director since November 17, 2020 – Independent
Suncor Board and Board Standing Committees Meeting Attendance	Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors	6 of 6	100%	Year	Votes in Favour	None
Human Resources and Compensation	5 of 5	100%	2024	97.67%
Governance	5 of 5	100%	2023	99.16%
Common Shares and Share Units Held as at December 31, 2024	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	5 748	34 615	40 363	2 071 026	Target Met at 2.0 x
Management Proxy Circular 2025   Suncor Energy Inc.   10

Richard M. Kruger
65
Calgary, Alberta,
Canada
Skills and Experience(1)
Energy, Mining, CEO Experience, Finance, Operations, Technology and Innovation, Public Policy / Government Relations, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance, Risk Management, Global Experience, Capital Markets

Richard M. Kruger is President and Chief Executive Officer of Suncor. Mr. Kruger has over 40 years of experience in the energy industry including extensive experience in the Canadian oil sands. Mr. Kruger was Chairman, President and Chief Executive Officer of Imperial Oil Limited from 2013 until his retirement in December 2019. Mr. Kruger worked for Exxon Mobil Corporation and its predecessor companies since 1981 in various upstream and downstream assignments with responsibilities in Canada, the United States, the former Soviet Union, the Middle East, Africa, and Southeast Asia. Mr. Kruger was Vice President of Exxon Mobil Corporation and president of ExxonMobil Production Company, a division of Exxon Mobil Corporation, with responsibility for ExxonMobil’s global oil and gas producing operations. He holds a mechanical engineering degree from the University of Minnesota and an MBA from the University of Houston.

Director since April 3, 2023 – Non-Independent, Management
Suncor Board and Board Standing Committees Meeting Attendance(8)	Meeting Attendance		Annual General Meeting Voting Results		Other Public Company Boards
Board of Directors	6 of 6	100%	Year	Votes in Favour	None
			2024	99.91%
			2023	99.83%
Common Shares and Share Units Held as at December 31, 2024	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	0	60 564	60 564	3 107 539	December 31, 2028

Brian P. MacDonald
59
Naples, Florida, USA
Skills and Experience(1)
Energy, CEO Experience, Finance, Operations, Technology and Innovation, Strategy and Economics, Human Resources and Compensation, EHS, Governance, Risk Management, Global Experience, Capital Markets

Brian MacDonald is President and Chief Executive Officer, and is a director of CDK Global, Inc., a leading global provider of integrated information technology and digital marketing solutions to the automotive retail and adjacent industries. Prior to joining CDK Global, Inc., Mr. MacDonald served as Chief Executive Officer and President of Hertz Equipment Rental Corporation and served as Interim Chief Executive Officer of Hertz Corporation. Mr. MacDonald previously served as President and Chief Executive Officer of ETP Holdco Corporation, an entity formed following Energy Transfer Partners’ acquisition of Sunoco Inc., where Mr. MacDonald had served as Chairman, President and Chief Executive Officer. He was the Chief Financial Officer at Sunoco Inc. and held senior financial roles at Dell Inc. Prior to Dell Inc., Mr. MacDonald spent more than 13 years in several financial management roles at General Motors Corporation in North America, Asia and Europe. He previously served on the board of directors for Computer Sciences Corporation (now DXC Technology Company), Ally Financial Inc., Sunoco Inc., and Sunoco Logistics L.P. Mr. MacDonald holds an MBA from McGill University and a bachelor of science from Mount Allison University.

Director since July 23, 2018 – Independent
Suncor Board and Board Standing Committees Meeting Attendance(9)	Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors	6 of 6	100%	Year	Votes in Favour	None
Audit	2 of 2	100%	2024	99.01%
Governance	5 of 5	100%	2023	98.63%
Human Resources and Compensation (Chair)	3 of 3	100%
Common Shares and Share Units Held as at December 31, 2024	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	13 000	75 316	88 316	4 531 494	Target Met at 4.3 x
11   Management Proxy Circular 2025   Suncor Energy Inc.

Lorraine Mitchelmore
62
Calgary, Alberta,
Canada
Skills and Experience(1)
Energy, Mining, Operations, Technology and Innovation, Public Policy / Government Relations, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance, Risk Management, Global Experience, Capital Markets

Lorraine Mitchelmore has over 30 years’ international oil and gas industry experience. She most recently served as President and Chief Executive Officer for Enlighten Innovations Inc., a fuel upgrading technology company. Prior to Enlighten Innovations Inc., she held progressively senior roles at Royal Dutch Shell. Ms. Mitchelmore joined Shell in 2002, becoming President and Country Chair of Shell Canada Limited in 2009, in addition to her role as Executive Vice President of Heavy Oil Americas. Prior to joining Shell, she worked with Petro-Canada (now Suncor Energy Inc.), Chevron and BHP Petroleum in the upstream business units in a combination of technical, exploration & development, and commercial roles. Ms. Mitchelmore is a director of the Bank of Montreal, Cheniere Energy Inc., and has served on the boards of Alberta Investment Management Corporation, Shell Canada Limited, the Canada Advisory Board at Catalyst, Inc. and Trans Mountain Corporation. Ms. Mitchelmore holds a bachelor of science (Honours) in geophysics from Memorial University of Newfoundland, a master’s of science in geophysics from the University of Melbourne, Australia and an MBA with Distinction from Kingston Business School in London, England.

Director since November 6, 2019 – Independent
Suncor Board and Board Standing Committees Meeting Attendance	Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors	6 of 6	100%	Year	Votes in Favour	Bank of Montreal
Audit	6 of 6	100%	2024	95.97%	Cheniere Energy Inc.
Environment, Health, Safety and Sustainable Development (Chair)	4 of 4	100%	2023	94.19%
Common Shares and Share Units Held as at December 31, 2024	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	1 385	62 199	63 584	3 262 495	Target Met at 3.1 x

Jane L. Peverett
66
West Vancouver,
British Columbia,
Canada
Skills and Experience(1)
Energy, Finance, Operations, Public Policy / Government Relations, Strategy and Economics, EHS, Governance, Risk Management, Capital Markets

Ms. Peverett has over 25 years of experience in the energy sector, primarily in the utility space. In 2009, she retired as President and Chief Executive Officer of the British Columbia Transmission Corporation (BCTC), prior to that having served as BCTC’s Chief Financial Officer from 2003 to 2005. Before joining BCTC, Ms. Peverett held progressively more senior finance and regulatory affairs roles at Westcoast Energy Inc., until her appointment in 2001 as President and Chief Executive Officer of Union Gas Limited. A professional corporate director since 2009, Ms. Peverett has served on numerous corporate boards in the energy, banking, insurance, transportation, utility and media industries in Canada and the U.S. She currently serves on the boards of Canadian Pacific Kansas City Limited, Northwest Natural Holding Company and Capital Power Corporation. Ms. Peverett also serves as Chair of the CSA Group (formerly the Canadian Standards Association). Ms. Peverett holds a bachelor of commerce from McMaster University, a master of business administration from Queen’s University and is a Certified Management Accountant. She is a Fellow of the Society of Management Accountants and holds the ICD.D designation from the Institute of Corporate Directors.

Director since September 5, 2023 – Independent
Suncor Board and Board Standing Committees Meeting Attendance	Meeting Attendance		Annual Meeting Voting Results(10)		Other Public Company Boards
Board of Directors	6 of 6	100%	Year	Votes in Favour	Canadian Pacific Kansas City Limited
Audit	6 of 6	100%	2024	98.86%	Northwest Natural Holding Company
Governance	5 of 5	100%	2023	N/A	Capital Power Corporation
Common Shares and Share Units Held as at December 31, 2024	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	—	7 688	7 688	394 471	December 31, 2028
Management Proxy Circular 2025   Suncor Energy Inc.   12

Daniel Romasko
61
Blanco, Texas, USA
Skills and Experience(1)
Energy, Finance, Operations, Technology and Innovation, Strategy and Economics, Human Resources and Compensation, EHS, Governance, Risk Management, Global Experience, Capital Markets

Dan Romasko has more than 30 years’ experience in the energy industry. Mr. Romasko was most recently President and Chief Executive Officer of Enlighten Innovations Inc., a fuel upgrading technology company. Mr. Romasko is a director of Enlighten Innovations Inc. From 2014 to 2018, Mr. Romasko was the President and Chief Executive Officer of Motiva Enterprises LLC, a leading refiner, distributor and marketer of transportation fuels and lubricant base oils in the Eastern, Southern, and Gulf Coast regions of the United States. Prior to that, he was the Executive Vice President of Operations for Tesoro, and preceding that role, held the positions of General Manager, Fort Hills and Vice President, Technical Competence, at Petro-Canada/Suncor Energy Inc. Mr. Romasko began his career with ConocoPhillips and held a variety of progressively senior leadership positions in midstream, supply and trading, global specialty products and refining. Mr. Romasko has a bachelor of science degree in chemical engineering from Montana State University.

Director since March 23, 2023 – Independent
Suncor Board and Board Standing Committees Meeting Attendance	Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors	6 of 6	100%	Year	Votes in Favour	None
Audit	6 of 6	100%	2024	99.87%
Environment, Health, Safety and Sustainable Development	4 of 4	100%	2023	99.82%
Common Shares and Share Units Held as at December 31, 2024	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	—	19 405	19 405	995 671	December 31, 2028

Christopher R. Seasons
64
Calgary, Alberta,
Canada
Skills and Experience(1)
Energy, Operations, Technology and Innovation, Public Policy / Government Relations Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Risk Management, Capital Markets

Christopher R. Seasons is a professional engineer with more than 30 years of domestic and international experience in the upstream oil and gas industry. Mr. Seasons is currently a partner at ARC Financial Corporation, an energy-focused private equity firm, and currently serves on the boards of Longshore Resources Ltd. and Petronas Energy Canada Ltd. From 2004 until his retirement in June 2014, he served as President of Devon Canada Corporation, a subsidiary of Oklahoma-based Devon Energy Corporation. Mr. Seasons has long been active in the Calgary community with several not-for-profit organizations including the Canadian Association of Petroleum Producers (former Chairman and head of numerous committees), the Alberta Children’s Hospital Foundation (past Chairman), and the United Way of Calgary and Area (past Co-Chair of the annual campaign and board member). Mr. Seasons graduated from Queen’s University with a bachelor of science degree in chemical engineering.

Director since July 18, 2022 – Independent
Suncor Board and Board Standing Committees Meeting Attendance	Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors	6 of 6	100%	Year	Votes in Favour	None
Human Resources and Compensation	5 of 5	100%	2024	99.23%
Environment, Health, Safety and Sustainable Development	4 of 4	100%	2023	99.84%
Common Shares and Share Units Held as at December 31, 2024	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	6 075	18 855	24 930	1 279 158	Target Met at 1.2 x
13   Management Proxy Circular 2025   Suncor Energy Inc.

M. Jacqueline Sheppard
69
Calgary, Alberta,
Canada
Skills and Experience(1)
Energy, Finance, Operations, Public Policy / Government Relations, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance, Risk Management, Global Experience, Capital Markets

M. Jacqueline Sheppard has held numerous roles as an executive in the energy industry and as a director of public, private and crown corporations. Ms. Sheppard is the former Executive Vice President, Corporate & Legal, of Talisman Energy Inc. where she was responsible for legal affairs, business development, major projects, corporate communications, investor relations, corporate responsibility and government affairs. Ms. Sheppard serves on the board of Emera Inc., where she also served as Chair for more than 10 years, and serves on the board of ARC Resources Ltd. Ms. Sheppard was also a founder and lead director of Black Swan Energy Inc., an Alberta upstream energy company that was private-equity financed and sold to Tourmaline Oil Corp., and a former director of Alberta Investment Management Corporation, Pacific Northwest LNG Ltd., Seven Generations Energy Ltd. and Cairn Energy PLC. Ms. Sheppard was named one of Canada’s Most Powerful Women: Top 100 by the Women’s Executive Network and the National Post from 2002-2007. In honour of her exceptional merit and integrity in the legal profession, she was appointed the King’s Counsel designation in 2008. Ms. Sheppard is a Fellow of the Institute of Corporate Directors, Canada’s preeminent distinction for directors. Ms. Sheppard holds a bachelor of arts degree from Memorial University of Newfoundland, and she became a Rhodes Scholar receiving an honours jurisprudence, bachelor of arts and master of arts from Oxford University. She earned her bachelor of laws (Honours) from McGill University and holds an honorary doctor of laws degree from Memorial University of Newfoundland.

Director since July 18, 2022 – Independent
Suncor Board and Board Standing Committees Meeting Attendance	Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors	6 of 6	100%	Year	Votes in Favour	Emera Inc.
Human Resources and Compensation	5 of 5	100%	2024	98.87%	ARC Resources Ltd.
Governance (Chair)	5 of 5	100%	2023	99.76%
Common Shares and Share Units Held as at December 31, 2024	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	15 400	19 155	34 555	1 773 017	Target Met at 1.7 x

(1)
See the Board of Directors Skills Matrix on page C-3.

(2)
Mr. Ashby moved from the Audit Committee to the Human Resources and Compensation Committee (HR&CC) effective March 15, 2024; therefore, his committee meeting attendance results reflect his attendance during his participation in each respective committee. Mr. Ashby missed one Audit Committee meeting and one Board of Directors meeting, which were on the same day and conducted virtually. His absence was due to conflict with inter-continental air travel.

(3)
Reflects the number of common shares, excluding fractional amounts, beneficially owned, or controlled or directed, directly or indirectly, by the director as at December 31, 2024 inclusive of common shares purchased by Suncor on behalf of the non-employee director. As at February 25, 2025, there had been no other changes to the share ownership of the directors from December 31, 2024.

(4)
Reflects deferred share units (DSUs) granted to the directors. DSUs are not voting securities and exclude fractional amounts. DSUs were granted pursuant to the Suncor Deferred Share Unit Plan (the DSU Plan). See “Board of Directors Compensation – Equity Based Compensation.”

(5)
Reflects the number of common shares and DSUs held by the director multiplied by the closing price on the Toronto Stock Exchange (the TSX) of a common share on the final trading day of 2024 ($51.31).

(6)
Reflects the compliance status as at December 31, 2024 or, if the total value shown is below the ownership requirement, the deadline for compliance. See “Board of Directors Compensation – Equity Based Compensation – Share Ownership Guidelines” for information regarding the share ownership guidelines for non-employee directors which increased in 2024. As President and CEO, Mr. Kruger is subject to separate share ownership guidelines. See “Compensation Discussion and Analysis – Our Approach to Executive Compensation – Executive Share Ownership Guidelines” for further information.

(7)
Mr. Girling was the Chair of the HR&CC and a member of the Environment, Health, Safety and Sustainable Development (EHS&SD) Committee until March 15, 2024, when he became Chair of the Board. As Chair of the Board Mr. Girling is not a member of any standing committee; therefore, his committee meeting attendance results reflect his attendance during his participation in each respective committee prior to becoming Chair of the Board.

(8)
Mr. Kruger is not a member of any standing committee and therefore his attendance is only recorded for meetings of the Board.

(9)
Mr. MacDonald moved from the Audit Committee to the HR&CC effective March 15, 2024; therefore, his committee meeting attendance results reflect his attendance during his participation in each respective committee.

(10)
Ms. Peverett was appointed to the Board effective September 5, 2023. Accordingly, information as to the 2023 annual meeting voting results are not applicable to her.

Management Proxy Circular 2025   Suncor Energy Inc.   14

Cease Trade Orders, Bankruptcies, Penalties or Sanctions
No proposed director is, as at the date hereof, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company (including Suncor) that (a) was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the proposed director was acting in that capacity, or (b) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity.
No proposed director is, as at the date hereof, or has been in the last ten years, a director or executive officer of any company (including Suncor) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Gladu, a current and proposed director, who was an officer of the Alaska –  Alberta Railway Development Corporation (A2A Rail), which obtained creditor protection under Canadian insolvency proceedings which were initiated on June 18, 2021. Mr. Gladu ceased to be an officer of A2A Rail on June 2, 2021.
No proposed director has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.
No proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
Appointment of Auditor
Management and the Board propose that KPMG LLP be appointed as Suncor’s auditor until the close of the next annual meeting of shareholders. KPMG LLP has been Suncor’s auditor since March 1, 2019. Unless directed otherwise, the management nominees named in the form of proxy will vote FOR the appointment of KPMG LLP.
Fees paid and payable to KPMG LLP, the corporation’s auditor, for the years ended December 31, 2023 and 2024 are detailed below.
($ thousands)	2024	2023
Audit Fees	10 842	11 923

Tax Fees	—	—

Audit-Related Fees	331	615

All Other Fees	570	441

Total	11 743	12 979
The nature of each category of fees is as follows:
Audit Fees. Audit Fees were for professional services rendered by the auditor for the audit of Suncor’s annual financial statements, or services provided in connection with statutory and regulatory filings or engagements. 2024 Audit Fees include charges related to the 2023 audit and enterprise resource planning transition.
Audit-Related Fees. Audit-Related Fees were for professional services rendered by the auditor for the review of quarterly financial statements and for the preparation of reports on specified procedures as they relate to audits of joint arrangements and attestation services not required by statute or regulation.
All Other Fees. All Other Fees relate to advisory services with respect to environmental, social and governance (ESG) criteria.
All services described beside the captions “Audit Fees”; and “Audit-Related Fees” were approved by the Audit Committee in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X under the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act). None of the fees described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X under the Exchange Act. Further details respecting our auditor are provided in our AIF under the heading “Audit Committee Information.”
15   Management Proxy Circular 2025   Suncor Energy Inc.

Advisory Vote on Approach to Executive Compensation
The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles that the Board has used to make executive compensation decisions.
Please carefully review the “Letter to Shareholders” beginning on page 22 and our “Compensation Discussion and Analysis” beginning on page 24 before voting on this matter. We encourage any shareholder who has comments on our approach to executive compensation to forward these comments to the Chair of the HR&CC c/o the Corporate Secretary, Suncor Energy Inc., P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3. The “Compensation Discussion and Analysis” section discusses our compensation philosophy and approach to executive compensation, what our Named Executive Officers are paid and how their level of compensation is determined. This disclosure has been approved by the Board on the recommendation of the HR&CC.
At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:
“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular of Suncor Energy Inc. delivered in connection with its 2025 annual general meeting of shareholders.”
Unless directed otherwise, the management nominees named in the form of proxy will vote FOR the advisory resolution approving the approach to executive compensation disclosed in this Circular.
As this is an advisory vote, the results will not be binding upon the Board. However, in considering its approach to executive compensation in the future, the Board will take into account the results of the vote, together with feedback received from shareholders in the course of our engagement activities. If a significant number of shareholders oppose the advisory resolution, the Board will engage with shareholders (especially those who are known to have voted against it) to understand their concerns and will continue to review the company’s approach to executive compensation in the context of those concerns. Since instituting a vote on an advisory resolution on our approach to executive compensation in 2011, Suncor has received strong support from shareholders with an average of 93.21% of votes supporting the corporation’s recommended vote. For additional information concerning the company’s shareholder engagement activities, please see “Terms of Reference – Shareholder Engagement” in Schedule C.
Shareholder Proposal
Set forth on page A-1 of Schedule A of this Circular is Shareholder Proposal No. 1 for the corporation to commission and issue a report to itemize the impacts and quantify the costs of its commitment to achieve Net Zero by 2050, which has been submitted for consideration at the meeting and the Board’s and management’s voting recommendations thereon.
Other Business
Shareholders will vote on any other business as may properly be brought before the meeting. As of the date of this Circular, management is not aware of any other matters to be brought before the meeting.
Management Proxy Circular 2025   Suncor Energy Inc.   16

Board of Directors Compensation
Philosophy and Approach

Philosophy. Compensation of non-employee directors is intended to:
•
deliver an appropriate level of remuneration to enable Suncor to attract highly qualified individuals with the desired competencies, skills and attributes and the capability to meet the demanding responsibilities of Board members; and

•
provide a significant portion of such remuneration in equity-based pay to closely align non-employee directors’ interests with shareholder interests.

Approach. The Governance Committee reviews Board compensation levels at least biennially to ensure Suncor’s approach to Board compensation is competitive with the median of the Suncor Compensation Peers and takes into account governance and best practice trends.

As part of this review, the Governance Committee engages Willis Towers Watson (WTW) to benchmark compensation for non-employee directors, including the Board Chair, and to provide information on Board compensation governance and best practice trends. This information is used by the Governance Committee in determining the compensation components, mix and pay level for non-employee directors, including the Board Chair, that is then recommended to the full Board for approval.

The total compensation structure for non-employee directors for 2024 consisted of annual retainers and travel fees. A significant portion of Director compensation is equity based as described herein.
Structure
Suncor’s North American energy peers, identified on page 31 (the Suncor Compensation Peers), used for benchmarking Suncor’s Board compensation structure are the same companies used for benchmarking senior executive compensation. Suncor’s rank, as compared to the Suncor Compensation Peers, in relation to revenue, assets and enterprise value, is also provided on page 31. The following tables display the Board compensation structure for 2024.
In order for Suncor to attract and retain the necessary talent and experience for directors on a North American basis, Suncor must have market competitive pay. Assessment by an independent third party concluded that board compensation was materially below median. Accordingly, to align with pay practices of peers and taking into consideration currency differentials between the Canadian and US dollar, effective for 2024 the Board resolved to:
•
Standardize compensation for all directors by eliminating the special joining award of DSUs, previously provided only to incoming US directors.

•
Increase the annual retainer for 2024 from $300,000 to $350,000 for directors other than the Board Chair and from $530,000 to $580,000 for the Board Chair.

•
Increase Committee Chair retainers to align with market median. The Audit Committee Chair retainer was increased from $25,000 to $30,000, HR&CC Chair from $15,000 to $24,000, and each of the Governance and EHS&SD Committee Chairs from $10,000 to $18,000.

•
Increase share ownership guidelines from $1,400,000 to $1,740,000 for the Board Chair and from $800,000 to $1,050,000 for all other non-employee directors.

17   Management Proxy Circular 2025   Suncor Energy Inc.

The following table displays the compensation structure for 2024 for all non-employee directors.
	Non-Employee Directors Other Than The Board Chair($)	Board Chair ($)
Annual Retainer	350 000	580 000

Annual Committee Chair Retainer

Audit Committee	30 000	—

HR&CC	24 000	—

Environment, Health, Safety and Sustainable Development (EHS&SD) Committee and Governance Committee	18 000	—

Travel

Travel Originating within continental North America (Per Round Trip)	1 500	1 500

Travel Originating from outside continental North America (Per Round Trip)	3 000	3 000
Equity Based Compensation
Minimum Allocation to Equity. Equity based pay promotes greater alignment between directors and shareholders. At least 60% and up to 100% of the retainers and travel fees payable to non-employee directors must be equity based. Until Share Ownership Guidelines are met, the minimum equity component is 80%.
Deferred Share Units and Common Shares. Suncor grants DSUs to non-employee directors. DSUs cannot be redeemed until the director retires from the Board. When redeemed, each DSU is valued at the then current market price of Suncor’s common shares. DSUs remain an important component of director compensation, providing long-term alignment with shareholders’ interests.
Since 2023, directors have been offered an alternative form of equity-based compensation: shares purchased on the open market. In 2024, Ms. Bedient and Mr. Gladu elected to receive their equity-based pay in the form of common shares purchased on the open market. All other non-employee directors elected to continue to receive equity-based pay in the form of DSUs. Awards of DSUs and the purchase of common shares on the open market occur quarterly.
The value of equity received in DSUs is converted into a number of DSUs using the Market Value (as defined in the Deferred Share Unit Plan (DSU Plan)) based on the trading price, as stipulated in the DSU Plan. The value of equity received in common shares, after required withholdings are deducted, is used to purchase common shares on the open market. The number of shares acquired is dependent on the actual purchase price paid and is not linked to the Market Value. Dividends paid on common shares acquired as part of Board compensation are used to purchase additional common shares on the open market. In the DSU Plan, dividends are notionally reinvested by crediting additional DSUs to the non-employee directors’ DSU account based on the amount of the dividend and the Market Value on the dividend payment date.
Share Ownership Guidelines. Share ownership guidelines are one way that non-employee directors demonstrate their commitment to Suncor’s long-term success and alignment with shareholder interests. Suncor periodically benchmarks its share ownership guideline levels to ensure they are in line with its peers. For 2024, share ownership guidelines were increased from $1,400,000 to $1,740,000 for the Board Chair and from $800,000 to $1,050,000 for all other non-employee directors. The level of ownership must be attained by each director by the end of the fifth year after election or appointment to the Board or the date an increase in the share ownership guideline is approved.
Suncor common shares and DSUs count toward the share ownership guidelines. For the purpose of determining compliance with share ownership guidelines, shares and DSUs are valued at the higher of the closing price on the TSX on December 31, 2024 and the acquisition cost. Shares purchased on behalf of directors as a component of compensation cannot be sold unless share ownership guidelines have been, and will following the sale, continue to be satisfied.
Management Proxy Circular 2025   Suncor Energy Inc.   18

Board of Directors Compensation
The following table provides the aggregate equity holdings of non-employee directors as at December 31, 2024. As at December 31, 2024, all non-employee directors, including the Board Chair, have met or are on track to meet the share ownership guidelines.
Name	Options(1) (#)	Shares(2) (#)	DSUs(3) (#)	Holding Value(4) ($)	Compliance or Compliance Date
Ian R. Ashby	—	—	24 232	1 243 344	✓ (1.2x requirement)

Patricia M. Bedient	—	8 585	82 383	4 667 568	✓ (4.4x requirement)

Russell Girling	—	56 602	35 344	4 717 749	✓ (2.7x requirement)

Jean Paul ( JP) Gladu	—	5 748	34 615	2 071 026	✓ (2.0x requirement)

Brian P. MacDonald	—	13 000	75 316	4 531 494	✓ (4.3x requirement)

Lorraine Mitchelmore	—	1 385	62 199	3 262 495	✓ (3.1x requirement)

Jane L. Peverett(5)	—	—	7 688	394 471	December 31, 2028

Daniel R. Romasko(5)	—	—	19 405	995 671	December 31, 2028

Christopher R. Seasons	—	6 075	18 855	1 279 158	✓ (1.2x requirement)

M. Jacqueline Sheppard	—	15 400	19 155	1 773 017	✓ (1.7x requirement)

(1)
Suncor discontinued grants of stock options to non-employee directors effective January 1, 2009.

(2)
Includes common shares purchased on the open market on the non-employee director’s behalf.

(3)
Consists of DSUs issued under the DSU Plan and DSUs credited in respect of notional dividend reinvestment.

(4)
Value of common shares and DSUs is calculated based on the closing price on the TSX of a common share on December 31, 2024 ($51.31).

(5)
Ms. Peverett and Mr. Romasko were appointed to the Board effective September 5, 2023 and March 23, 2023, respectively. Both have a compliance date of December 31, 2028.

Committee Membership. The following table sets forth the current Board standing committee members, all of whom are non- employee independent directors.
Committee Members	Audit Committee	EHS&SD Committee	Governance Committee	HR&CC
Ian R. Ashby		✓		✓

Patricia M. Bedient	Chair		✓

Jean Paul (JP) Gladu			✓	✓

Brian MacDonald			✓	Chair

Lorraine Mitchelmore	✓	Chair

Jane L. Peverett	✓		✓

Daniel R. Romasko	✓	✓

Christopher R. Seasons		✓		✓

M. Jacqueline Sheppard			Chair	✓
19   Management Proxy Circular 2025   Suncor Energy Inc.

Total Compensation Summary. The following table provides information on the fees paid and total compensation paid to the non-employee directors for the year ended December 31, 2024.
		Fees earned		How Fees were Distributed
Name(1)	Retainer Fee	Committee Retainer Fee	Travel Fees	Paid in Cash	Option- based Awards	Share- based Awards(2)	All Other Compensation(3)	Total Compensation
Ian R. Ashby	350 000	—	10 500	72 100	—	288 400	—	360 500

Patricia M. Bedient	350 000	30 000	6 000	154 400	—	231 600	—	386 000

Russell Girling(4)	541 667	4 000	—	—	—	545 667	—	545 667

Jean Paul ( JP) Gladu	350 000	—	6 000	142 400	—	213 600	—	356 000

Dennis M. Houston(5)	145 833	—	1 500	58 933	—	88 400	950	148 283

Brian MacDonald(6)	350 000	23 000	6 000	—	—	379 000	—	379 000

Lorraine Mitchelmore	350 000	18 000	—	—	—	368 000	—	368 000

Jane L. Peverett	350 000	—	6 000	71 200	—	284 800	—	356 000

Daniel R. Romasko	350 000	—	6 000	71 200	—	284 800	—	356 000

Christopher R. Seasons	350 000	—	—	—	—	350 000	—	350 000

M. Jacqueline Sheppard(7)	350 000	15 000	—	—	—	365 000	—	365 000

Michael M. Wilson(5)	203 333	—	—	—	—	203 333	—	203 333
Total	4 040 833	90 000	42 000	570 233	—	3 602 600	950	4 173 783

(1)
Suncor does not provide stock options, pension benefits, non-equity incentives or other compensation to non-employee directors.

(2)
Share-based awards consist of DSUs and/or common shares purchased on the open market that are awarded in quarterly installments. The number of DSUs or common shares credited to each non-employee director’s account on each payment date is equal to one-quarter of the applicable retainer and fees taken in equity (as described under the heading “Equity Based Compensation” above) divided by the market value on the quarterly payment date and, for common shares purchased on the open market, after required withholdings are deducted. Grant date fair market value for DSUs is calculated based on the common share price high and low average for the five trading days on the TSX immediately preceding the date of the quarterly award ($49.44, $51.53, $50.55and $50.23, respectively). Common shares are valued at the purchase price paid on the respective exchange (TSX: $49.94, $52.00, $49.95, $50.66 CAD; NYSE: $36.85, $37.97, $37.00, $35.15 USD). DSUs cannot be redeemed by directors until they cease to hold office.

(3)
All Other Compensation includes expenses incurred for tax preparation services and were reimbursed to the non-employee director.

(4)
Mr. Girling’s Retainer Fees are prorated to reflect his time as Chair of the Human Resources and Compensation Committee and Chair of the Board, respectively.

(5)
Messrs. Houston and Wilson retired from the Board effective May 7, 2024. Their annual retainers were pro-rated for service in 2024.

(6)
Mr. MacDonald moved from Chair of the Governance Committee to Chair of the Human Resources and Compensation Committee effective March 15, 2024. His Committee Retainer Fee is prorated to reflect this change.

(7)
Ms. Sheppard replaced Mr. MacDonald as Chair of the Governance Committee effective March 15, 2024. Her Committee Retainer Fee is prorated to reflect this change.

Management Proxy Circular 2025   Suncor Energy Inc.   20

Board of Directors Compensation
Share-Based Awards. The following table provides information about share-based awards outstanding for our non-employee directors as at December 31, 2024 and provides the value vested in relation to share-based awards held by our non-employee directors during the year ended December 31, 2024. Non-employee directors do not hold any option-based awards nor shares or units of shares that have not vested. No stock options vested during 2024 as Suncor discontinued grants of stock options to non-employee directors effective January 1, 2009. Non-employee directors do not participate in any non-equity incentive plans.
Name	Share-based awards, value vested during the year(1) ($)	Aggregate market or payout value of vested share-based awards not paid out or distributed(2) ($)
Ian R. Ashby	288 400	1 243 344

Patricia M. Bedient	204 864	4 227 072

Russell Girling	545 667	1 813 501

Jean Paul (JP) Gladu	133 112	1 776 096

Dennis M. Houston(3)	88 400	3 433 473

Brian MacDonald	379 000	3 864 464

Lorraine Mitchelmore	368 000	3 191 431

Jane L. Peverett	284 800	394 471

Daniel R. Romasko	284 800	995 671

Christopher R. Seasons	350 000	967 450

M. Jacqueline Sheppard	365 000	982 843

Michael M. Wilson(3)	203 333	9 315 336
Total	3 495 376	32 205 152

(1)
Share-based awards consist of DSUs and/or common shares purchased on the open market that are awarded in quarterly installments. The number of DSUs or common shares credited to each non-employee director’s account on each payment date is equal to one-quarter of the applicable retainer and fees taken in equity (as described under the heading “Equity Based Compensation”) divided by the market value on the quarterly payment date and, for common shares purchased on the open market, after required withholdings are deducted. Grant date fair market value for DSUs is calculated based on the common share price high and low average for the five trading days on the TSX immediately preceding the date of the quarterly award ($49.44, $51.53, $50.55 and $50.23, respectively). Common shares are valued at the purchase price paid on the respective exchange (TSX: $49.94, $52.00, $49.95, $50.66 CAD; NYSE: $36.85, $37.97, $37.00, $35.15 USD). DSUs cannot be redeemed by directors until they cease to hold office.

(2)
Consists of DSUs issued under the DSU Plan including additional DSUs credited in respect of notional dividend reinvestment. DSUs vest immediately upon grant. As a result, all DSUs held by non-employee directors have vested but cannot be redeemed until they cease to hold office. The value is calculated based on the closing price on the TSX of a common share on December 31, 2024 ($51.31).

(3)
Messrs. Houston and Wilson retired from the Board effective May 7, 2024. The value shown is as at May 6, 2024 using the closing price on the TSX of a common share on that date ($53.13).

Redemption of DSUs. DSUs may be redeemed only when a non-employee director ceases to hold office, on a date elected by that director prior to November 30 of the calendar year following such cessation. For directors subject to payment of U.S. federal tax, the redemption period to elect payout of the DSUs they hold commences on the first day of the calendar year following the year in which the non-employee director ceases to be a member of the Board, and ends on November 30 of that same year. However, no redemption will be permitted within the first six months following separation from service by a U.S. taxpayer who is considered a “specified employee.” The cash payment at redemption is calculated by multiplying the number of DSUs by the then-current market value of a common share on the TSX, as per the terms of the DSU Plan.
Director Hedging Prohibition. Pursuant to Suncor’s policies, directors are not permitted to engage in short selling in Suncor common shares or to purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange-traded funds) that are designed to hedge or offset a change in the market value of Suncor common shares, DSUs or other securities of Suncor held by the director.
21   Management Proxy Circular 2025   Suncor Energy Inc.

Executive Compensation
Letter to Shareholders
To Our Fellow Shareholders:
On behalf of the HR&CC and the Board, we are pleased to share the company’s approach to senior executive compensation and how it aligns with company performance. Specifically, in determining compensation for the President and CEO, the Board of Directors considered company performance across key focus areas outlined below.
Company Performance. 2024 was a transformational year for Suncor after a year of substantial change in 2023. 2024 was about performing and delivering on our commitments, which is exactly what the company did. Led by Rich Kruger, Suncor’s President and CEO, we delivered best-ever personnel safety results, best-ever process safety results, and record upstream and downstream reliability, resulting in best-ever upstream production and refinery throughput, all contributing to impressive financial performance.
Safety. We remain diligent and focused at every level to ensure the continued safety of our workforce.
✓
Our 0.33 recordable injury frequency equals Suncor’s best-ever performance, with injuries down 16% year over year.

✓
Our 0.13 process safety event rate is Suncor’s best-ever performance and represents a 32% year over year decrease.

Operational Reliability. Exceptional results in both our upstream and downstream businesses.
✓
Record annual production of 828,000 barrels per day (bbls/d), 38,000 bbls/d above the midpoint of our 2024 guidance. Supported by record annual production at Fort Hills of 168,000 bbls/d and record annual production at Firebag of 234,000 bbls/d.

✓
Record annual upgrader utilization of 98%. Supported by record annual utilization at Base Plant of 99% and record annual utilization at Syncrude of 97%.

✓
Record annual refining throughput of 465,000 bbls/d, 28,000 bbls/d above the midpoint of our 2024 guidance.

✓
Record annual refining utilization of 100%. Supported by record annual utilization at Edmonton of 105% and record annual utilization at Montreal of 98%.

✓
Record annual refined product sales of 600,000 bbls/d, 35,000 bbls/d above the midpoint of our 2024 guidance.

Financial. Our exceptional operational reliability also supported exceptional financial performance.
✓
Adjusted funds from operation of $13.8 billion and $7.4 billion in Free Funds Flow (FFF).(1)

✓
Expenses(2) of $13.1 billion represent a $300M year-over-year decrease despite significantly higher volumes.

✓
Returned $5.7 billion to shareholders: increased the quarterly dividend paid per share by 5% from 2023, totaling $2.8 billion and repurchased $2.9 billion in shares, or 4.3% of shares outstanding as at December 31, 2023.

✓
Achieved our $8 billion net debt target nine months ahead of expectations.

Our accomplishments were recognized in Suncor’s industry leading share price appreciation under Mr. Kruger’s leadership of 21% in 2024, which outperformed all of Suncor’s PSU peers, as well as the S&P/TSX Capped Energy Index.
Compensation Outcomes.
The Board determined to increase Mr. Kruger’s salary by 3.8% to $1,350,000, an annual incentive payment of $3,242,468 which is above the target value due to the company’s exceptional 2024 performance and an annual equity award of $9,600,000. Compared to our peers, Mr. Kruger’s target total direct compensation remains within a reasonable range around the median of our North American peer group when converting US-dollar pay at par and at recent market exchange rates.
Aligning with Shareholder Interests. In the Compensation Discussion and Analysis section that follows, we share detailed information on our pay-for-performance philosophy, compensation programs, governance practices, and compensation for Named Executive Officers (NEOs).
(1)
Free Funds Flow (FFF) is a non-GAAP measure. See the “Advisories” section.

(2)
“Expenses” means Suncor’s operating, selling and general (OS&G) expenses (for additional explanation see Suncor’s MD&A).

Management Proxy Circular 2025   Suncor Energy Inc.   22

Executive Compensation
We want to thank the entire Suncor team for their contributions to a successful 2024 and welcome any shareholder feedback on our business operations, policies, and practices, including executive compensation.
Sincerely

Brian MacDonald Chair of the Human Resources and Compensation Committee	Russell Girling Chair of the Board
23   Management Proxy Circular 2025   Suncor Energy Inc.

Compensation Discussion and Analysis
2024 Named Executive Officers
The persons (the Named Executive Officers or NEOs) who are the focus of the Compensation Discussion and Analysis and who appear in the compensation tables are:
Richard M. Kruger(1)	R. M. Kruger	President and Chief Executive Officer

Kristopher P. Smith(2)	K. P. Smith	Chief Financial Officer

David J. Oldreive(3)	D. J. Oldreive	Executive Vice President, Downstream

Kent D. Ferguson(4)	K. D. Ferguson	Senior Vice President, Strategy, Sustainability & Corporate Development

Peter D. Zebedee(5)	P. D. Zebedee	Executive Vice President, Oil Sands

(1)
Mr. Kruger was appointed President & CEO effective April 3, 2023.

(2)
Mr. Smith was Interim President & CEO from July 22, 2022 until April 2, 2023. Mr. Smith was appointed CFO on May 9, 2023.

(3)
Mr. Oldreive was appointed EVP, Downstream effective June 19, 2023.

(4)
Mr. Ferguson was appointed SVP Strategy, Sustainability & Corporate Development effective January 29, 2024.

(5)
Mr. Zebedee was Executive Vice President, Mining & Upgrading until August 14, 2023 when his role was expanded to include all Oil Sands assets and he became Executive Vice President, Oil Sands.

Pay and Performance Overview
Suncor’s executive compensation programs are designed to align the interests of our executives with the interests of shareholders, rewarding executives for delivering annual and longer-term results and building sustainable shareholder value.
Our business is linked to the commodity cycle with significant long-term capital investments. It requires focus on profitable growth, achieved through capital discipline and reliable operations that are conducted in a safe and environmentally and socially responsible way.
The following information provides an overview of some key points regarding pay and performance at Suncor.
Focusing on Performance. We look at performance from a number of perspectives with the intention of balancing short-term financial and operational metrics with long-term shareholder value creation:
Financial Results	Value Drivers	Shareholder Value
FFF(1) ROCE(1)	Safety Environment Product Volumes Expenses
Absolute total shareholder return (TSR), which includes changes in share price and reinvested dividends, plus relative TSR through our performance share unit plan (PSU Plan).
Absolute share price appreciation through stock options.
Absolute TSR through our restricted share unit plan (RSU Plan).

(1)
Free Funds Flow (FFF) and Return on Capital Employed (ROCE) are non-GAAP measures. See the “Advisories” section.

Management Proxy Circular 2025   Suncor Energy Inc.   24

Executive Compensation
How Total Direct Compensation (TDC) is Delivered
Component	Performance Orientation	Time Frame
Salary	Reflects the market competitive value of the role versus peers.	Annual review with adjustments as appropriate

Annual Incentive	Aligns with achieving financial and operational performance objectives.	Short-term Annual performance

Market PSUs	Rewards based on financial performance (ROCE) and relative shareholder return (TSR). Fully at-risk with a payout range of 0% to 200% of target.	Mid-term Three-year rolling performance cycles

Climate PSUs	Rewards performance towards climate-related objectives. Fully at-risk with a payout range of 0% to 200% of target.	Mid-term Three-year rolling performance cycles

RSUs	Rewards based on absolute TSR (share price performance plus dividends).	Mid-term Vest after three years

Stock Options	Rewards based on absolute share price performance. Only delivers value if share price appreciates over the grant price.	Long-term Vest over three years Seven-year term

Pay Alignment to Total Shareholder Return. Suncor has a pay-for-performance philosophy that is reflected in the design of our programs. A significant portion of the NEOs’ total direct compensation is contingent upon Suncor’s financial results, operating results and share price performance. The alignment of our pay programs with performance over short- and mid- to long-term periods is regularly reviewed, with the aim of ensuring that our short-term actions lead to long-term increases in shareholder value.
In reviewing alignment of our pay programs with performance we look at two different perspectives: pay opportunity (as reported annually in the Summary Compensation Table) and realizable pay (pay opportunity, but with equity award values capturing common share prices at December 31, 2024).
The following charts demonstrate the alignment between Suncor’s CEO pay and TSR over the past three years for pay opportunity and realizable pay relative to the chief executive officers of the Suncor Compensation Peers.
25   Management Proxy Circular 2025   Suncor Energy Inc.

Suncor is positioned below the zone of alignment, as 3-year CEO pay opportunity is below the company’s TSR (specifically, at the 43rd percentile for pay opportunity and the 86th percentile for TSR). When considering realizable pay, Suncor is positioned within the zone of alignment (specifically, at the 93rd percentile for realizable pay and the 86th percentile for TSR). This demonstrates the effectiveness of the pay for performance design of Suncor’s executive compensation programs.
Pay Opportunity	Realizable Pay

Pay Programs Are Supported by Key Governance Practices. Suncor has implemented and maintains a number of key executive compensation governance practices that we believe are consistent with best practices, support our business objectives and align with shareholder interests.
Key Practices
✓	HR&CC is composed entirely of independent directors

✓	HR&CC engages an independent executive compensation advisor

✓	Minimum share ownership guidelines including 6 times salary for the President & CEO, 3 times salary for the Chief Financial Officer and Executive Vice Presidents and 2 times salary for the Senior Vice President

✓	Claw back policy

✓	Compensation program risk assessment conducted annually

✓	Senior executive target pay benchmarked against a relevant North American peer group

✓	Post-retirement share ownership hold period for the CEO

✓	At least 50% of mid- to long-term incentive compensation provided through PSUs, which are fully at-risk

✓	No termination payments in excess of 2 times cash pay

✓	Double trigger change of control provisions for equity awards

✓	Vesting requirements and service and earnings caps on the Suncor Energy Supplemental Executive Retirement Plan (SERP)(1)

✓	Significant performance-contingent pay for the CEO with over 85% of pay at risk

✓	Robust target-setting process

✓	Annual incentive plan (AIP) and PSU Plan include threshold performance levels and payout caps

✓	AIP deferral program allows executives to take a portion or all of their annual incentive payment in DSUs

✓	No option re-pricing

✓	No loans are provided to executives

✓	Hedging of common shares and other Suncor securities held by an executive prohibited

✓	No excessive perquisites

(1)
SERP closed to new entrants September 1, 2023. Only two NEOs remain as participants in the SERP as at December 31, 2024.

Management Proxy Circular 2025   Suncor Energy Inc.   26

Executive Compensation
Compensation Governance
Board of Directors. The Board oversees development of the overall strategic direction and policy framework for Suncor. This responsibility, in part, is discharged with the assistance of Board committees, including the HR&CC. Further details relating to Board committees can be found in Schedule C.
Human Resources & Compensation Committee. Central to the role of the HR&CC is aligning executive compensation with the delivery of shareholder value. The role and operation of the HR&CC under its mandate includes assisting the Board annually in the areas of executive compensation, succession planning, incentive compensation plans and compensation governance. Key objectives in these areas include:
•
reviewing and approving the overall corporate goals and objectives of Suncor relevant to compensation of the CEO, and ensuring that they are supported by an appropriate executive compensation philosophy and program;

•
evaluating the performance of the CEO against approved goals and criteria, and recommending to the Board the total compensation for the CEO in light of that performance;

•
reviewing the CEO’s evaluation of the other senior executives’ performance;

•
approving total compensation of senior executives other than the CEO;

•
reviewing the succession planning process and results for senior executive roles;

•
reviewing NEO and other senior executive termination agreements and NEO termination obligations in relation to market practices and trends;

•
reviewing compensation programs using a risk assessment framework to help ensure Suncor’s compensation programs and practices do not encourage the taking of excessive or inappropriate risks;

•
reviewing, on a summary basis, any significant compensation, pension and benefit programs for employees generally, with consideration of accounting, tax, design, legal, regulatory and governance environment, risk implications and the pay-for-performance relationship for variable pay;

•
overseeing management of the impact of workforce changes and the impact to culture alignment and plans and processes for promoting equity, inclusion and diversity; and

•
reviewing and recommending executive compensation disclosure to the Board for approval before Suncor publicly discloses this information.

The HR&CC fulfilled its mandate, as summarized in this section, in 2024.
All HR&CC members are independent directors. The HR&CC is currently comprised of the following members: Brian MacDonald (Chair), Ian R. Ashby, Jean Paul (JP) Gladu, Christopher R. Seasons, and M. Jacqueline Sheppard.
The HR&CC members have experience in leadership roles involving environment, health and safety and social performance, strong knowledge of the energy industry (all five with an energy industry background), a mix of functional experience and competency, and tenure as directors of various public companies. This background provides the HR&CC with the collective experience, skills and qualities to effectively support the Board in carrying out its mandate. Further information on HR&CC member experience and skills is provided in the inventory of Board member experience and competencies on page C-3 of Schedule C.
Executive Compensation Consultants. In 2024, the HR&CC appointed WTW as its single external executive compensation advisor following a competitive proposal process. Prior to the HR&CC’s decision executive compensation support was provided by both WTW and Meridian Compensation Partners (Meridian) through July 2024.
WTW and Meridian provided consulting support and information in the following areas:
•
expertise and advice in the development of compensation policies and programs for executives and the Board;

•
provided executive compensation advice and perspective to the HR&CC;

•
provided updates on best practices, trends and emerging regulatory or governance matters related to executive compensation;

•
validated or challenged proposals, recommendations and the decision process followed;

•
helped develop proposals and information for the HR&CC as requested;

•
custom survey work benchmarking Suncor compensation in the marketplace; and

•
support in conducting an annual risk assessment of Suncor’s compensation policies and programs.

27   Management Proxy Circular 2025   Suncor Energy Inc.

The decisions made by the HR&CC may reflect factors and considerations other than as provided or recommended by our executive compensation consultants. During 2024, WTW and Meridian met with the HR&CC Chair and attended relevant sections of HR&CC meetings as necessary. WTW and Meridian attended in-camera sessions of the HR&CC as requested.
WTW also supports management in the area of executive compensation and provides services in other human resources areas, including pensions and benefits. WTW has protocols in place to ensure that they are in a position to provide independent advice. WTW was originally retained by Suncor in February 2006.
The HR&CC verified WTW’s independence in 2024 based on the following:
•
WTW works on behalf of the enterprise with conclusions and recommendations shaped by what is appropriate for Suncor;

•
Members of the executive compensation consulting team are not responsible for selling other services to Suncor, and receive no incentive or other compensation based on the fees charged to Suncor for other services provided. The executive compensation consulting team is separate and distinct from the teams that assist Suncor management with other services provided;

•
The executive compensation consultants do not have a business or personal relationship with any of the committee members or management, and do not own Suncor shares other than possibly through mutual funds; and

•
WTW has strict protocols and processes to mitigate conflicts of interest, and all consultants are required to adhere to a code of conduct.

Executive Compensation-Related Fees
Executive compensation-related fees paid by Suncor in 2024 and 2023 to WTW and Meridian are displayed in the following table:
Executive Compensation Consultant	Fees Paid related to 2024 ($)	Fees Paid related to 2023 ($)
WTW	295 000	398 559

Meridian	51,508	70 488
All Other Fees
WTW’s Human Capital and Benefits practice has also assisted in certain matters related to pension and benefits, including, but not limited to, actuarial and accounting services. Total fees payable to WTW for the foregoing services were $1,938,000 in 2024 and $1,103,994 in 2023. Note that the above amounts exclude WTW services related to the Syncrude joint venture and its legacy retirement programs, which were $3.0m in 2024 and $2.7m in 2023.
The HR&CC pre-approves all material executive compensation-related fees paid. The HR&CC does not approve services provided by WTW that do not relate to executive compensation-related services.
Managing Compensation Risk. Suncor’s executive compensation policies and programs are designed to create appropriate incentives to increase long-term shareholder value. While the energy business by its nature requires some level of risk taking, Suncor structures compensation plans and programs and maintains guidelines and policies which it believes limit excessive risk. Key oversight procedures and risk mitigating features to support managing compensation risk are outlined below.
Management Proxy Circular 2025   Suncor Energy Inc.   28

Executive Compensation
Oversight Procedures
• Suncor’s strategic plan, as reviewed by the Board, balances investment risk and reward, and assesses company and industry risks in advance to support planning, risk management and decision making.

• Suncor uses tools including an Enterprise Risk Management System, Operational Excellence Management System and Trading Risk Management Policy to identify and manage risk.

•
In the normal course of business, Suncor has financial controls that provide limits and authorities in areas such as capital and operating expenditures, divestiture decisions and marketing and trading transactions. These financial controls mitigate inappropriate risk taking.

•
The HR&CC uses a compensation program risk assessment framework in assessing Suncor’s compensation policies and programs to determine whether any components could encourage unacceptable or excessive risk taking.

• The elements of the compensation risk assessment framework are categorized in four areas: pay philosophy and compensation structure, plan designs, performance metrics, and governance.

•
The HR&CC reviews the results of the compensation program risk assessment annually to consider any significant shifts in Suncor’s business strategies or compensation policies and programs. From its review in 2024, the HR&CC concluded that Suncor’s compensation policies and programs do not encourage excessive risk taking that could be expected to have a material adverse impact on Suncor.

Key Risk Mitigating Features
Plan and Program Design

•
Total direct compensation for executives provides a balance between base salary and variable, performance-contingent compensation. For our NEOs, emphasis is not focused on one compensation component, but is spread across annual, mid- and long-term programs to support and balance sustained short-term performance and long-term profitability.

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For our NEOs, typically 80% or more of their target total direct compensation is variable based on company performance and the remaining 20% or less is base salary. Of the 80% or more of variable compensation, approximately 80% or more is mid- and long-term focused and approximately 20% or less is short-term focused. The strong weighting towards mid- to long-term compensation mitigates the risk of undue emphasis on short-term goals at the expense of long-term sustainable performance.

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Annual grants of stock options vest over three years and have a seven-year term, reinforcing the goal of building and sustaining long-term value in line with shareholder interests.

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Our market PSUs reward relative TSR performance over three years versus our PSU peer group of companies, as described on page 49. The market PSUs also measure ROCE performance. Annual awards and overlapping three-year performance periods deter short-term focused decision making and require sustained performance to achieve a payout.

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For market PSU grants, the TSR portion of the award does not pay out if relative TSR performance is in the bottom quartile of peer companies, there is a payout cap of 200% of target when relative TSR performance is in the top quartile of the peer group and a sliding scale of payout levels in between. The ROCE portion of market PSU awards similarly has pre-determined performance levels associated with the same range from no payout up to a maximum of 200%.

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Climate PSUs were introduced as part of executive compensation beginning with 2022 awards. Consistent with market PSUs, the payout range is from no payout up to a maximum of 200% of target. The performance period of 2024 through 2026 is also consistent with market PSUs. Performance metrics for the 2024 award are focused on initiatives that will collectively achieve GHG emissions reductions, deploying capital towards a portfolio of projects and actual achieved emissions reductions.

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RSUs are part of executive compensation. The value of RSUs is directly connected to TSR, further aligning the interests of executives with those of shareholders, and the value of RSUs provides more stable retention value than options or PSUs.

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The AIP for all salaried employees is inherently designed to limit risk. Short-term incentive pay is earned based on achievement against a balanced and diversified mix of performance measures. The measures include both financial and operating performance targets. This balanced approach discourages focus on a single measure at the expense of other key factors (e.g., profitable growth at the expense of safety). This design is intended to diversify the risk under any one performance area.

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AIP targets, results and payouts are stress-tested and reviewed by the HR&CC.

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The funds to provide for annual cash payouts under the AIP are determined based on a scorecard for key corporate measures critical to Suncor’s success.

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A performance threshold for payouts under the AIP is established each year. For 2024, the threshold was based on achievement of a minimum AFFO.

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Under the DSU Plan, executives may elect annually to allocate 25% to 100% of their AIP payment to DSUs. This feature in the DSU Plan is used by executives to assist in meeting share ownership requirements and defers annual incentive compensation, further encouraging a focus on long-term performance. Matching funds are not provided by Suncor. One NEO elected to allocate a portion of their 2024 AIP payment into DSUs.

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Where share ownership guidelines have not been met within the prescribed period, executives must use the cash payout from their annual incentive award, a current vested PSU grant payout, or other cash resources to immediately satisfy any shortfall to the current share ownership guideline for their level.

Policies and Guidelines

•
Suncor’s total compensation for executives is regularly benchmarked against the Suncor Compensation Peers, a peer group of companies of similar size and business scope approved by the HR&CC. This ensures that compensation is competitive with peers and aligned with Suncor’s philosophy.

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Suncor executives must achieve and maintain specific share ownership levels based on a multiple of their annual salary. A substantial share ownership level assists in aligning executive interests with those of shareholders. The share ownership guidelines for NEOs are found on page 32.

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The CEO must maintain his share ownership requirement level through the first year following retirement.

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The HR&CC and the Board provide strong oversight of the management of Suncor’s compensation programs. The HR&CC has discretion in assessing performance under executive compensation programs to adjust metrics or the payouts based on results and events and has used this discretion to reduce or increase payouts under certain programs in the past.

29   Management Proxy Circular 2025   Suncor Energy Inc.

Policies and Guidelines

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Claw back policy allows the Board to seek, and in certain instances requires, reimbursement of incentive compensation in connection with a restatement of all or a portion of the corporation’s financial statements and for misconduct. The policy was updated in 2023 to comply with requirements of Rule 10D-1 under the Exchange Act and related rules of the New York Stock Exchange (NYSE).

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Executives are not permitted to hedge Suncor shares or equity awards and may not engage in short selling in Suncor shares or purchasing financial instruments (including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange-traded funds) that are designed to hedge or offset a change in the market value of Suncor’s common shares or other Suncor securities held by an executive.

Conclusion
Given the oversight procedures and the key risk mitigation features of Suncor’s compensation policies and programs described above, the HR&CC does not believe that there are any identified risks arising from the corporation’s compensation policies and practices that are reasonably likely to have a material adverse impact on the corporation.
Our Approach to Executive Compensation
Pay-for-Performance Philosophy. Suncor maintains a strong pay-for-performance philosophy that is demonstrated by the mix of compensation provided to executives and the way we measure success. Compensation plans and practices are tied closely to our strategy, performance, talent and risk management business objectives.
A significant portion of the total direct compensation of our senior executives is provided in variable, performance-contingent pay designed to reward superior business performance, increasing shareholder returns and performance toward climate-related initiatives. This approach reinforces our pay philosophy and ensures alignment with shareholders’ interests. Incentive-based pay is designed to reward successful short-, medium- and long-term performance in key areas. These areas include safety, environment, production and supply, Expenses, FFF, ROCE, relative TSR performance, absolute share price performance, performance towards climate-related initiatives and leveraging our integrated strategy, all of which enable results that are important to our shareholders.(1)
Achieving the Right Balance. To deliver sustained and profitable long-term performance, it is essential that Suncor attracts, engages and retains talented, capable executives who can execute on current priorities and help position Suncor over the long-term for sustained success. To do this, programs are designed to provide an attractive and competitive total compensation opportunity. Suncor believes it provides the right balance in its overall rewards program to achieve this through “total direct compensation”, consisting of salary, annual incentive, mid- and long-term equity-based incentives, and “indirect compensation”, consisting of benefits and retirement-related programs. These programs are complemented with excellent career development opportunities and careful succession planning.
Defining Our Marketplace. Our senior executives are responsible for managing a large and complex enterprise with multiple operating units and significant capital expenditures.
As the largest integrated energy company in Canada and third largest in North America by enterprise value at December 31, 2024, size and business scope are key criteria in defining the marketplace and peer companies used to establish competitive compensation levels for our senior executives. This means we must look beyond Canadian companies and include U.S. energy companies in our peer group to capture a sufficient number of companies of comparable size and complexity to comprise a meaningful peer group.
The peer group identified on page 31 was used to benchmark compensation levels for Suncor’s senior executives in 2024, including the NEOs. The peer group is approved by the HR&CC. The peer group and selection criteria are regularly reviewed by the HR&CC and include companies in capital-intensive industries that are financially and operationally comparable with an overlapping talent market.
Our peer group for 2024 is comprised of the 15 North American-based companies listed below and provides a robust sample to ensure that compensation changes made by a single company do not unduly influence benchmark data. In Canada, we include pipeline and other companies in capital intensive industries, since there are fewer comparable large upstream and integrated energy companies and because they form part of our competitive labour market. In the U.S., where there are more large upstream and integrated companies, we limit the peer companies to comparable upstream and integrated energy companies. Of note, ConocoPhillips acquired Marathon Oil Corporation as of November 22, 2024.
For our NEOs and other senior executives, Suncor’s 2024 total direct compensation is targeted at the median of the Suncor Compensation Peers, which are identified below. The same peer group is used to benchmark Board compensation. Suncor ranks as one of the larger companies, as compared to the Suncor Compensation Peers, in relation to revenues and assets.
(1)
FFF and ROCE are non-GAAP measures. See the “Advisories” section.

Management Proxy Circular 2025   Suncor Energy Inc.   30

Executive Compensation
Canada	U.S.
Canadian Natural Resources Limited (CNQ)	APA Corporation (APA)
Cenovus Energy Inc. (CVE)	ConocoPhillips (COP)
Canadian Pacific Kansas City Limited (CP)	Devon Energy Corporation (DVN)
Enbridge Inc. (ENB)	EOG Resources Inc. (EOG)
Imperial Oil Limited (IMO)	Hess Corporation (HES)
Nutrien (NTR)	Marathon Oil Corporation (MRO)
TC Energy Corporation (TRP)	Occidental Petroleum Corporation (OXY)
Ovintiv Inc. (OVV)
Similar groups of companies are used in determining the relative TSR performance for our PSU grants as described on page 49. Differences from the Suncor Compensation Peers reflect the specific purpose of each group (i.e., benchmarking of executive pay versus comparing company shareholder return performance).
The chart below shows Suncor’s revenue, asset and enterprise value percentile rankings as compared to the Suncor Compensation Peers.
(1)
Percentile rank for Revenue and Assets is based on information reported for the nine months ended September 30, 2024 and as at September 30, 2024, respectively. Where applicable, values are converted to Canadian dollars based on the exchange rate on September 30, 2024.

(2)
Percentile rank for Enterprise Value is based on information reported as of December 31, 2024. Where applicable, values are converted to Canadian dollars based on the exchange rate on December 31, 2024. As Marathon Oil Corporation was acquired by ConocoPhillips in 2024, the Enterprise Value used was that on the effective date of the acquisition of November 22, 2024.

31   Management Proxy Circular 2025   Suncor Energy Inc.

Executive Share Ownership Guidelines. Suncor strongly believes that executives’ interests should be aligned with the interests of Suncor’s shareholders. One of the key ways we reinforce this is by requiring executives to own Suncor common shares or share equivalents equal to a multiple of their annual base salary.
The share ownership guidelines for our executives are reviewed periodically to ensure they continue to be market competitive and consistent with good governance practice. These guidelines demonstrate alignment of executives’ interests with those of Suncor’s shareholders and are supported by market data.
2024 Guidelines. Guidelines for the NEOs were not changed for 2024. The share ownership guideline level must be achieved by the end of the fifth year after appointment to an executive position or promotion to a more senior executive position. On promotion to a more senior executive position, the prior guideline level must be maintained at the new base salary level.
Suncor common shares and DSUs count toward fulfillment of the guidelines. Where share ownership guidelines have not been met within the prescribed period, executives must use the cash payout from their annual incentive award, a current vested RSU or PSU grant payout, or other cash resources to immediately satisfy any shortfall to the current share ownership guideline for their level. For the purpose of determining compliance with share ownership guidelines, shares and DSUs are valued at the higher of the closing price on the TSX on December 31, 2024 and the acquisition cost.
Compliance with 2024 Guidelines and Total Value at Risk. The following table sets forth the compliance of each NEO with the share ownership guidelines as a multiple of annual salary as at December 31, 2024. All NEOs are in compliance with their current share ownership guideline if any guideline is applicable. In addition to shares and DSUs, executives hold stock options and unvested PSUs and RSUs, the value of which fluctuates with the price of common shares. For information, the total value at risk is also presented.
NEO	Holdings(1)		Holding Value(2)		Share Ownership Guideline Level of Role(3)	Compliance or Compliance Date	Additional Reference: Total Value at Risk(4), ($) and Multiple of Salary (Not Used for Share Ownership Compliance)
	# of Shares	# of DSUs	$s	Multiple of Salary
R. M. KRUGER	—	60 564	3 107 539	2.3 ×	6 × salary	Dec. 31, 2028	44 760 122 (33.2 x salary)

K. P. SMITH	90 194	27 242	6 025 641	6.8 ×	3 × salary	✓	25 027 896 (28.3 x salary)

D. J. OLDREIVE	—	77 752	3 989 455	6.2 ×	3 × salary	✓	9 698 075 (15.0 x salary)

K. D. FERGUSON	65 679	—	3 369 989	6.6 ×	2 × salary	✓	8 944 651 (17.5 x salary)

P. D. ZEBEDEE	3 859	7 540	584 883	0.9 ×	3 × salary	Dec. 31, 2027	6 501 045 (9.9 × salary)

(1)
The holdings shown in the foregoing table for common shares and DSUs exclude fractional amounts.

(2)
The holding value and multiple of salary shown are based on the closing price of a common share on the TSX as at December 31, 2024 ($51.31).

(3)
Reflects the requirement for each NEO’s current role.

(4)
Total Value at Risk includes shares, DSUs, unvested PSUs assuming target (100%) performance, unvested RSUs, and the “in-the-money” value of outstanding stock options using the closing price of a common share on the TSX as at December 31, 2024 ($51.31). The “in-the- money” amount is the difference between the closing price of a common share on the TSX as at December 31, 2024 ($51.31) and the exercise price of the option. PSUs and RSUs that vested on December 31, 2024 are excluded. This value is not used to evaluate compliance with Share Ownership Guidelines. Instead, this multiple of salary reflects the total value of shares and equity-based pay that fluctuates with the price of common shares.

CEO Hold Requirement. Suncor requires its CEO to maintain their share ownership level for one year following retirement, which aligns with current good governance practices and shareholder interests.
Management Proxy Circular 2025   Suncor Energy Inc.   32

Executive Compensation
Total Direct Compensation Components. Total direct compensation, made up of base salary, an annual incentive and mid- to long-term incentives, is designed to reward short-term results and achievement of sustained longer-term performance in key business areas that enable the operational and financial results important to our shareholders. Incentive or variable, performance-contingent compensation represents a significant portion of total direct compensation for senior executives. The percentage of variable, performance-contingent total direct compensation increases with greater levels of responsibility. The elements of total direct compensation, as well as other compensation and benefit related elements, are outlined below.

2024 Senior Executive Target Total Direct Compensation

Base Salary

Base salary is targeted at the median of the Suncor Compensation Peers and considers the market value of the position as benchmarked against the Suncor Compensation Peers.

Rewards skills and capabilities demonstrated in performing job responsibilities.

Adjustments consider market value of job and the demonstration of capability, sustained performance and potential.

Annual Incentive Plan

Cash awards provided under the AIP are based on achievement of corporate-wide results in three equally weighted categories with a payout range of 0% to a maximum payout of 200% of target AIP:

	Target Weight	Maximum Payout
Safety/ Environment	1/3	2x target or 200%
Reliability/ Volumes	1/3	2x target or 200%
Financial/ Expenses	1/3	2x target or 200%

Awards are determined based eight metrics within the three categories.

All NEOs and select other senior executives receive an overall score based on Suncor's performance, which are approved by the Board. Other salaried employees have an additional individual performance component.

A minimum AFFO threshold must be achieved before any payout can be made under the AIP. This ensures overall program affordability. See "Compensation of the Named Executive Officers – Annual Incentive Plan" for a description of how AIP was calculated for 2024.

Mid- to Long-Term Incentives

Rewards absolute and relative share price performance thereby aligning executive rewards with shareholders' interests.

Provides a retention and attraction tool aligning executive interests with Suncor over the long term.

Since 2022, compensation has been linked to progress towards our commitment to decarbonize our base business.

Target value of annual equity grants is split 45% PSUs, 5% CPSUs and 25% each to stock options and RSUs. See "Summary of Incentive Plans" for more detail.

Target Total Direct Compensation (%)

Base 11%
AI 15%
LTI 74%
CEO At Risk Comp. 89%
EVP At Risk Comp. 81%
Base 19%
AI 16%
LTI 65%

Other

Benefits	Provides medical, dental and insurance coverages, as well as enhanced life insurance, accident and disability protection, plus a company savings plan.
Retirement Benefits	Provides pension income and health coverage during retirement when executives are no longer earning an income from employment.
Perquisite Allowance	Provides executives with a fully taxable cash allowance not available to all employees. Varies by executive level and is based on market competitive practices.
Termination and Change of Control Benefits	Provided to eligible senior executives if employment is terminated under specific circumstances (currently 7 senior executive participants).

33   Management Proxy Circular 2025   Suncor Energy Inc.

Key LTI Plan Terms. Suncor’s business involves strategic investments over long periods of time. With stock options, PSUs, CPSUs and RSUs as key elements of long-term incentive (LTI) compensation, the compensation of the NEOs is aligned with the economic interests of our shareholders over a medium- and long-term horizon and is significantly leveraged to Suncor’s share price performance from an ultimate compensation standpoint. Under this approach to executive compensation, our NEOs are rewarded based on a balance between performance on relative TSR (PSUs), ROCE (PSUs), achievement of climate goals (CPSUs) and absolute share price (PSUs, RSUs and stock options).
The following table provides the key LTI plan features for equity awards provided to the NEOs and other executives as part of their competitive compensation in 2024.
	Performance Share Units (PSUs)		Restricted Share Units (RSUs)	Stock Options
	Market Performance Share Units (PSUs)	Climate Performance Share Units (CPSUs)
Term	Three years		Three years	Seven years

Description	Share units with a value that mirrors common shares and a performance condition that determines the vesting level (between 0% and 200% of grant)		Share units with a value equivalent to common shares	Options to acquire common shares

Frequency	Granted annually		Granted annually	Granted annually

Performance Condition	TSR performance relative to peers, weighted 70% ROCE performance against budget, weighted 30%	Progress towards and achievement of Suncor’s climate-related initiatives	n/a	Value is only realized when the common share price exceeds the exercise price

Vesting	After a three-year performance period Vesting level is subject to performance condition achievement and HR&CC approval		After a three-year vesting period, unless awards are to replace forfeited compensation, in which case the vesting schedule may vary	1∕3 vest annually starting on January 1 of the year following the grant

Payout	Paid out in cash following the end of the three-year performance period based on PSUs held, vesting level and market value of a common share		Paid out in cash following the end of the three-year vesting period	On exercise, acquire common shares at the price determined at the time of grant

Employment Termination(1)	Resignation, Involuntary Termination – PSUs are cancelled Retirement – PSUs are held to end of the performance period and paid out based on vesting level and market value		Resignation, Involuntary Termination – RSUs are cancelled Retirement – RSUs are held to end of the vesting period and paid out based on market value
Resignation, Involuntary Termination – unvested options are cancelled; vested options may be exercised for up to the earlier of three months or expiry
Retirement – unvested options vest immediately and all options held may be exercised up to the earlier of three years or expiry

(1)
For NEOs, certain terms and conditions may vary per their employment termination agreement.

Executive Hedging Prohibition. Pursuant to Suncor’s policies, executives are not permitted to engage in short selling in shares or to purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange-traded funds) that are designed to hedge or offset a change in the market value of Suncor’s common shares or other Suncor securities held by an executive.
Management Proxy Circular 2025   Suncor Energy Inc.   34

Executive Compensation
Compensation of the Named Executive Officers
Compensation Decision-Making. The compensation of the CEO and the other NEOs is determined through a structured annual process to ensure it aligns with shareholder interests, rewards executives for performance achieved and enables Suncor to attract and retain talented executives. The steps below illustrate the performance and compensation planning process, which also includes consideration of market information, governance practices, trends and advice from our executive compensation consultants.
Step 1: Review pay philosophy, peer group and program design. Benchmark compensation levels and assess trends. Determine pay mix, pay at risk and establish compensation for the upcoming year.
Step 2: Review and approve corporate and business unit goals and metrics and CEO individual goals. Review and approve annual and longer-term compensation program results. Review disclosure of prior year compensation decisions and program results.
Step 3: Monitor company progress and evaluate in-year performance under compensation programs.
Step 4: Evaluate company and CEO performance and determine compensation that will be recommended to the Board. Review and approve compensation for other senior executives.
2024 Total Direct Compensation. The 2024 base salary, annual incentive and long-term incentive awards for each NEO are described in the tables that follow in this section.
Base Salary. During 2024, NEO base salaries were increased by the percentages displayed in the following table. The increases reflect their demonstrated capabilities and ensure that their base salaries are competitive with the market for their positions.
	Base Salary 2024 ($)	Increase from 2023 (%)	Base Salary 2023 ($)
R. M. KRUGER	1 350 000	3.8%	1 300 000

K. P. SMITH	885 000	4.1%	850 000

D. J. OLDREIVE	645 000	7.5%	600 000

K. D. FERGUSON(1)	510 000	N/A	—

P. D. ZEBEDEE	660 000	7.3%	615 000

(1)
Mr. Ferguson was not eligible for an increase based on his hire date of January 29, 2024.

Annual Incentive Plan (AIP). To further reinforce Suncor’s strategy of clarifying, simplifying and focusing the organization, the Annual Incentive Plan for 2024 performance has been streamlined into one company-wide scorecard with eight metrics in three equally weighted categories. Our operations are now united behind a common view of our safety / environment, reliability and financial performance.

Safety / Environment	Reliability / Volumes	Financial / Expenses
Serious Injury or Fatality (actual incident frequency) Recordable Injury Frequency Process Safety Event Rate Water Events	Upstream Production Refining Throughput	Controllable Expenses Free Funds Flow

Overall AIP score for 2024: The weighting in AIP and overall score approved for the three categories of eight performance metrics are summarized below.
35   Management Proxy Circular 2025   Suncor Energy Inc.

Governance of the AIP is comprehensive. Reviews of performance measures, weightings, targets and results are carried out at the business unit, corporate and HR&CC level. The HR&CC has discretion to increase or decrease awards under the AIP based on its assessment of the impact of events that may have had an effect on performance. In 2024, the HR&CC did not exercise its discretion over the AIP outcome.
2024 AIP Awards. The table below displays the calculation of the AIP award for each NEO based on overall company performance for 2024. All NEOs and select other senior executives receive an overall score based on Suncor’s performance, which are approved by the Board.
Name	Base Salary [A]	AIP Target, % of Salary [B]	Target Payout (A x B)	Corporate Performance Factor [C]	Approved AIP Award Payout [A x B x C](1)
R. M. KRUGER	1 341 803	135%	1 811 434	1.79	3 242 468
K. P. SMITH	879 262	100%	879 262	1.79	1 573 880
D. J. OLDREIVE	637 623	85%	541 980	1.79	970 143
K. D. FERGUSON(2)	470 984	75%	353 238	1.79	632 295
P. D. ZEBEDEE	652 623	85%	554 730	1.79	992 966

(1)
Payouts rounded up to the nearest dollar.

(2)
Mr. Ferguson’s annual AIP target is 75%. For 2024, his AIP was prorated based on his hire date of January 29, 2024.

Long-Term Incentive (LTI) Awards. The table below displays the 2024 equity award of stock options, RSUs and PSUs and the value at grant in March 2024 or on the date of hire or promotion, if later, for each of the NEOs. The equity awards considered: the market target value for equity awards for similar roles at the median of the Suncor Compensation Peers; size and scope of the role in comparison to peers; and the previous year’s equity award received by each NEO under the stock option plan (SOP), the PSU Plan and the RSU Plan.
One-time awards of RSUs and DSUs are shown separately as they do not form part of ongoing annual NEO compensation. Such a “make whole” award was provided to Mr. Ferguson in 2024 to compensate for deferred compensation forfeited upon joining Suncor. For more information on Suncor’s equity plans, see “Summary of Incentive Plans.” For further details on each NEO’s 2024 equity award and total compensation for 2024, see the “Summary Compensation Table.”
Name	2024 Annual Award Value(1) ($)	One-Time Replacement Awards and Compensation(2)
RSUs ($)
R. M. KRUGER	9 600 091	—

K. P. SMITH	3 600 070	—

D. J. OLDREIVE	2 500 109	—

K. D. FERGUSON	1 500 077	3 500 032

P. D. ZEBEDEE	2 900 134	—

(1)
The value of the annual award is provided 50% in PSUs, including CPSUs, 25% in RSUs, and 25% in stock options. Suncor values its option-based awards using the Black Scholes methodology, which is in accordance with International Financial Reporting Standards, for consistency with accounting valuation. For additional details please see the “Summary Compensation Table.”

(2)
A one-time award was provided to Mr. Ferguson to replace deferred compensation to replace the value of forfeited and lost compensation, due to employment transition timing.

Management Proxy Circular 2025   Suncor Energy Inc.   36

Executive Compensation
2024 Performance
Richard M. Kruger, President & CEO
Mr. Kruger is Suncor’s President and Chief Executive Officer. Since joining Suncor in April 2023, he has moved quickly, decisively and effectively to streamline the organization, establish a strong focus on the fundamentals, deliver on the company’s commitments to improve safety and operational performance and return value to shareholders. Mr. Kruger’s focus on meeting commitments has resulted in exceeding targets and expectations throughout 2024.
Under Mr. Kruger’s leadership Suncor achieved the following in 2024:
Safety
• Building on an outstanding 2023, the Suncor team delivered 2024 safety performance that equaled or exceeded the high expectations set.
• Lost time incident frequency was down 30%, year over year, across the company to 0.03.
• Recordable injury frequency was down 8%, year over year, across the company to 0.33.
• Process safety event rate was down 32% year over year to 0.13, Suncor’s best-ever performance.
Upstream
• Record annual upstream production of 828,000 barrels per day (bbls/d), exceeding the midpoint of annual production guidance by 38,000 bbls/d.
• Record annual upgrader utilization of 98%, 6% higher than the company’s previous best, made up of record annual utilization of 99% and 97% at Base Plant and Syncrude, respectively.
• Record annual production at Fort Hills of 168,000 bbls/d, in alignment with the three-year mine improvement plan.
• Record annual average production at Firebag of 234,000 bbls/d.
Downstream
• Record refining throughput volumes of 465,000 bbls/d, with 100% utilization.
• Record annual utilization of 105% and 98% at the Edmonton and Montreal refineries, respectively.
• Record refined product sales of 600,000 bbls/d, up 47,000 bbls/d, or 8.5%, from 2023.
• Margin capture expansion driven by enhanced supply and trading activities, and continued success of the Petro-Canada retail growth plan.
Financial and Portfolio
• Suncor share price appreciated 21% in 2024, ranking first among a 12-company peer group.
• Returned $5.7 billion to shareholders including $2.8 billion in dividends and $2.9 billion in share repurchases.
• Increased quarterly dividend by 5% to $0.57 per common share.
• Generated Free Funds Flow (FFF) of $7.4 billion and adjusted funds from operations of $13.8 billion, the second highest in the company’s history.(1)
• Reduced Expenses to $13.1 billion, a reduction of over $300 million compared to 2023, despite an additional 82,000 bbls/d in production and 44,000 bbls/d in refining throughput.
• Executed full capital program at $6.2 billion, $200 million below the midpoint of 2024 guidance.
2024 Total Direct Compensation
Mr. Kruger received a 3.8% base salary increase effective March 1, 2024, increasing his salary to $1,350,000. The AIP award of $3,242,468 represents 179% of his target opportunity and is based on Suncor’s performance. Mr. Kruger’s long term incentive grant value was $9,600,091, in the form of stock options, PSUs and RSUs, as indicated in the chart below. The actual value of the award will vary depending on Suncor’s future share price and TSR performance relative to Suncor’s peers. His 2024 compensation is within a reasonable range around the median of our North American peer group when converting US-dollar pay at par and at recent market exchange rates.
As a reminder, in 2023 at hire, the value of deferred compensation that Mr. Kruger forfeited by joining Suncor was replaced with Suncor RSUs that vest over one-, two- and three-years. The total value of these “make whole” awards of $23.1 million was a
(1)
Free Funds Flow (FFF) is a non-GAAP measure. See the “Advisories” section.

37   Management Proxy Circular 2025   Suncor Energy Inc.

direct replacement of the value that Mr. Kruger would have received if he had remained retired. These awards ensured a responsibly competitive compensation opportunity tailored to the specific circumstances required to successfully recruit Mr. Kruger to lead Suncor. The value he realizes will depend on Suncor’s share price when these awards vest and the value of accrued dividends. Additionally, an award of $2.3 million worth of DSUs was provided in lieu of any form of pension or savings plan contributions. These DSUs can only be redeemed after he retires from Suncor.

(1)
Mr. Kruger’s 2024 total direct compensation is comprised of his actual base salary paid in 2024, his target annual incentive for 2024 (paid in 2025) and his actual 2024 LTI grant.

(2)
Mr. Kruger’s 2023 total direct compensation is comprised of his actual base salary paid in 2023, annual incentive for 2023 performance (paid in 2024), 2023 annual LTI grant, one-time “make whole” award of RSUs, and one-time award of DSUs in lieu of any form of pension or savings plan contributions.

Management Proxy Circular 2025   Suncor Energy Inc.   38

Executive Compensation
Executive Compensation Alignment with Shareholder Value
In an industry subject to commodity price cycles, Suncor continues to focus on long-term value growth and returns for shareholders. The following performance graph shows Suncor’s cumulative TSR for the past five years against equity market benchmarks. For the measurement period, the aggregate realizable total direct compensation of our NEOs, as seen in the Realizable Pay graph on the following page, is slightly above the pay opportunity. The total direct compensation of the NEOs has been generally consistent with TSR, as a substantial portion of NEO total direct compensation is linked to Suncor’s share price and therefore is aligned with the interests of shareholders.
Performance Graph(1)(2)
(1)
The graph reflects the total cumulative return as at December 31 of each year, assuming the reinvestment of all dividends, of  $100 invested on December 31, 2019 in each of common shares, the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index.

(2)
The year-end values of each investment shown on the graph are based on the share price appreciation plus dividend reinvestment.

NEO Realizable Pay. The pay opportunity and realizable total direct compensation for the NEOs over the period from 2020 to 2024 is shown in the chart below. For this five-year period, the realizable pay value, which is a snapshot at December 31, 2024, of total direct compensation for the NEOs was 24% higher than the pay opportunity, as determined in accordance with the methodology described in the footnotes for the chart.
For Mr. Kruger, the President & CEO, the realizable pay value was 19% higher than the pay opportunity level.
39   Management Proxy Circular 2025   Suncor Energy Inc.

Realizable Pay – Total Direct Compensation in millions ($)(1)(2)(3)
(1)
Mr. Smith is represented in all years. Mr. Zebedee, who began with Suncor in 2022, is represented in 2022, 2023 and 2024. Messrs. Kruger and Oldreive, who began with the company in 2023, are included in 2023 and 2024 only. Mr. Ferguson who began with Suncor in 2024, is represented in 2024 only.

(2)
The Pay Opportunity bars in the graph illustrate the total direct compensation pay opportunity, as reported in the Summary Compensation Table at December 31 for the particular year reported, and in the case of the 5-Year Average, an average of the pay opportunity reported for 2020 to 2024. The Pay Opportunity includes salary and annual incentive earned during the year reported and the grant date fair value of annual mid- to long-term awards granted in the particular year reported using the valuation methodology described in the Summary Compensation Table in Suncor’s management proxy circulars for the particular year reported.

(3)
The Realizable Pay bars in the graph illustrate the total direct compensation realizable pay of the particular year reported, and in the case of the 5-Year Average, an average of the realizable pay reported for 2020 to 2024. The Realizable Pay includes salary and annual incentive earned during the particular year reported and annual mid- to long-term incentives granted during the particular year valued as follows: (i) value (market price received less exercise price) of options that were granted in that particular year and that were exercised as at or prior to December 31, 2024; (ii) the “in-the-money” value (as at December 31, 2024) of options that were granted in that particular year and that had not been exercised as at December 31, 2024; (iii) value attributed to RSUs and PSUs that were granted in that particular year and that had vested as at December 31, 2024; and (iv) value (as at December 31, 2024) attributed to RSUs and PSUs, which assumes a 100% performance factor in the case of PSUs, that were granted in that particular year and that have not vested as at December 31, 2024.

Management Proxy Circular 2025   Suncor Energy Inc.   40

Executive Compensation
Compensation Disclosure of Named Executive Officers
Summary Compensation Table. The following table provides information concerning compensation paid to the NEOs for the years ended December 31, 2024, 2023 and 2022.
Name and Principal Position	Year	Salary ($)	Share- Based Awards(1) ($)	Option- Based Awards(2) ($)	Non-equity incentive plan compensation ($)		Pension Value(4) ($)	All Other Compensation(5) ($)	Total Compensation ($)
					Annual(3)	Long-Term
R. M. KRUGER(6) President & Chief Executive Officer	2024	1 294 615	7 200 079(7)	2 400 012	3 242 468	—	N/A	62,197	14 199 371
	2023	970 000	31 999 752(7)	2 193 752	1 633 000	—	N/A	50 231	36 846 735

	2022	—	—	—	—	—	—	—	—
K. P. SMITH Chief Financial Officer	2024	848 308	2 700 064(8)	900 006(8)	1 573 880	—	105 300	26 118	6 153 676
	2023	816 096	4 500 083(8)	1 500 003(8)	1 147 000	—	1 906 500	31 597	9 901 279

	2022	642 577	4 012 617	1 337 509	891 000	—	(61 300)	221 100	7 043 503
D. J. OLDREIVE(9) Executive Vice President, Downstream	2024	614 885	1 875 105(10)	625 004	970 143	—	32 490	13 716	4 131 343
	2023	320 769	6 250 147(10)	550 003	369 000	—	16 039	—	7 505 958

	2022	—	—	—	—	—	—	—	—
K. D. FERGUSON(11) SVP, Strategy, Sustainability & Corporate Development	2024	451 154	4 625 104(12)	375 005	632 295		22 558	—	6 106 116
	2023	—	—	—	—	—	—	—	—

	2022	—	—	—	—	—	—	—	—
P. D. ZEBEDEE Executive Vice President, Oil Sands	2024	629 365	2 175 128	725 006	992 966	—	606 800	25 147	5 154 412
	2023	608 385	2 100 048	700 007	649 000	—	444 300	22 492	4 524 232

	2022	435 673	1 725 111	575 007	422 750	—	511 500	300 000	3 970 041

(1)
For share-based awards, the fair value of awards at the grant date reflects the number of PSUs, RSUs or DSUs awarded multiplied by the grant price. We use this methodology for consistency with market practice and with the methodology used in competitive market analysis. The grant price was calculated as the average of the high and low common share prices on the TSX on the five trading days preceding the grant date. DSUs received because of a voluntary election to defer AIP awards that would otherwise have been paid in cash are included under non-equity incentive plan compensation. For the grant prices of share-based awards granted to the NEOs, see Schedule B.

(2)
Suncor values its option-based awards using the Black Scholes methodology, which is in accordance with International Financial Reporting Standards, for consistency with the accounting valuation. For option-based awards granted through our compensation cycle, the fair value of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value. The fair value of 2024 option awards granted throughout compensation cycle was $13.09. The fair value was calculated using the following assumptions: common share weighted average price of  $45.91, expected life of 4.4 years, volatility of 45%, risk free rate of 3.6% and dividend yield of 4.6%. In May 2023, Mr. Kruger’s on hire option grant was valued at $10.28 per option. In August 2023, Mr. Oldreive’s on hire option grant was valued at $12.65 per option. For information on the 2023 and 2022 options, refer to the Summary Compensation Table in Suncor’s 2024 and 2023 management proxy circulars, respectively.

(3)
Consists solely of awards earned under Suncor’s AIP. Awards earned and included under the AIP for 2024 performance were paid in 2025. Similarly, awards earned and included for 2023 and 2022 were paid in the year following the year in which they were earned.

(4)
The Pension Value reflects the compensatory change, increase (decrease), in the pension obligation as disclosed in the tables under the “Defined Benefit Plans” and the “Defined Contribution Plans” sections on pages 44 and 45, respectively. Messrs. Oldreive and Ferguson are defined contribution plan participants.

(5)
For all NEOs, excluding the CEO, All Other Compensation for 2024 includes actual costs incurred by Suncor related to company contributions to the Suncor savings plan. In 2024 the maximum savings match was set at 8% for all participants. In 2022, for Mr. Zebedee, All Other Compensation includes a signing bonus he received on hire. For Mr. Smith, All Other Compensation for 2022 includes a lump sum stipend provided in lieu of a salary increase upon his appointment as Interim President & CEO on July 8, 2022. Each of the active NEOs excluding Mr. Kruger receives an annual perquisite allowance in the amount of  $30,000. The aggregate amounts of annual perquisites and other personal benefits did not exceed the lesser of  $50,000 or 10% of the total annual salary for each NEO other than Mr. Kruger and are not included in the All Other Compensation value. Mr. Kruger receives an annual perquisite allowance of  $35,000, and the pro-rated amount for 2023 of  $26,250 is included in All Other Compensation. In addition to his perquisites in 2024, Mr. Kruger incurred family travel expenses, for company jet use, valued at $16,441.

(6)
Mr. Kruger was hired effective April 3, 2023. His 2023 salary and annual incentive are prorated to reflect his start date.

(7)
Mr. Kruger’s on hire compensation included an annual grant of  $8,775,080, of which 75% or $6,581,320 is included in Share-Based Awards and the balance reflected under Option-Based Awards. In addition, he was awarded $23,107,667 in RSUs as a direct replacement of the outstanding compensation forfeited as a result of coming out of retirement to lead Suncor. The final component of 2023 Share-Based Awards is $2,310,758 in DSUs in lieu of participating in any Suncor pension or savings program for his tenure with the company. The DSUs cannot be redeemed until Mr. Kruger ceases employment with Suncor.

41   Management Proxy Circular 2025   Suncor Energy Inc.

(8)
Mr. Smith’s 2023 long-term incentive award considered, among other things, his service as Interim CEO for three months, an expanded scope of accountabilities including IT and supply chain functions within the CFO portfolio, and the effective transfer of institutional knowledge from 23 years with Suncor, 12 as a senior executive, to new executives including Mr. Kruger.

(9)
Mr. Oldreive was hired effective June 19, 2023. His 2023 salary and annual incentive are prorated to reflect his start date.

(10)
Mr. Oldreive’s on hire compensation included an annual grant of  $2,200,071, of which 75% or $1,650,068 is included in Share-Based Awards and the balance reflected under Option-Based Awards. In addition, he was awarded $1,400,066 of additional RSUs to replace the value of his outstanding equity at his previous employer that was forfeited and $3,200,012 of DSUs to offset lost pension value, based on third party actuarial advice. The DSUs cannot be redeemed until Mr. Oldreive ceases employment with Suncor.

(11)
Mr. Ferguson was hired effective January 29, 2024. His salary and annual incentive are prorated to reflect his start date.

(12)
Mr. Ferguson’s on hire compensation included an annual grant of $1,500,077, of which 75% or $1,125,072 is included in Share-Based Awards and the balance reflected under Option-Based Awards. In addition, he was awarded a “make-whole” equity grant valued at $3,500,032 in RSUs to replace the value of forfeited and lost compensation, due to employment transition timing.

Share-Based Awards and Option-Based Awards. The following table provides certain information about option-based awards and share-based awards outstanding for the NEOs as at December 31, 2024. For further details, including the exercise price and expiration date, of each option-based award held by the NEOs as at December 31, 2024, see Schedule B.
	Option-Based Awards		Share-Based Awards
Name	Aggregate number of securities underlying unexercised options	Aggregate value of unexercised “in-the-money” options(1) ($)	Aggregate number of shares or units of shares that have not vested(2)	Aggregate market or payout value of share- based awards that have not vested(2)(3) ($)	Aggregate market or payout value of vested share-based awards not paid out or distributed(4) ($)
R. M. KRUGER	397 309	3 643 676	740 769	38 008 857(5)	3 107 589(5)

K. P. SMITH	809 487	10 276 604	170 057	8 725 604	11 201 188

D. J. OLDREIVE	91 544	583 107	99 893	5 125 502(6)	3 989 467(6)

K. D. FERGUSON	28 736	159 197	105 544	5 415 465(7)	—

P. D. ZEBEDEE	152 112	772 682	100 242	5 143 434	3 769 760

(1)
Value of options is based on the “in-the-money” amount of the exercisable and non-exercisable options held as at December 31, 2024. The “in-the-money” amount is the difference between the closing price of a common share on the TSX as at December 31, 2024 ($51.31) and the exercise price of the option.

(2)
Includes RSUs granted under the RSU Plan and PSUs granted under the PSU Plan that were held by the NEOs as at December 31, 2024. Excludes PSUs and RSUs granted in 2022 that vested December 31, 2024.

(3)
Value of RSUs and PSUs is calculated based on the actual units, including fractional units, multiplied by the closing price of a common share on the TSX as at December 31, 2024 ($51.31). PSUs are projected to pay out at target. Under the PSU Plan, PSUs may vest between 0% and 200% based on performance at the end of the three-year period. See “Summary of Incentive Plans – Performance Share Unit Plan” for details.

(4)
Share-based awards include DSUs granted under the DSU Plan that were held by the NEOs as at December 31, 2024. DSUs cannot be redeemed until the NEO ceases to be an employee. Value of DSUs is calculated based on the closing price of a common share on the TSX as at December 31, 2024 ($51.31). This amount also includes PSUs issued in 2022 under the PSU Plan that vested on December 31, 2024 and paid out in February 2025. This amount also includes RSUs issued in 2022 under the RSU Plan that vested on December 31, 2024 and paid out in January 2025. The value of these PSUs and RSUs is based on actual payout.

(5)
Mr. Kruger’s on hire compensation included “make whole” RSUs to replace his lost equity valued on his date of hire and DSUs in lieu of participating in any Suncor pension or savings program. The DSUs cannot be redeemed until Mr. Kruger ceases employment with Suncor.

(6)
Mr. Oldreive’s on hire compensation included “make whole” RSUs to replace his lost equity valued on his date of hire and DSUs to offset lost pension value, based on third party actuarial advice. The DSUs cannot be redeemed until Mr. Oldreive ceases employment with Suncor.

(7)
Mr. Ferguson’s on hire compensation included “make whole” RSUs to replace his lost equity valued on his date of hire to replace the value of his outstanding equity at his previous employer that was forfeited.

Management Proxy Circular 2025   Suncor Energy Inc.   42

Executive Compensation
Incentive Plan Awards – Value Vested or Earned During the Year. The following table provides the value of option-based awards on the vesting date, the value of share-based awards that vested during the year ended December 31, 2024, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2024, for the NEOs.
Name	Option-Based awards – Value vested during the year (as at vesting date)(1) ($)	Share-Based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year(3) ($)
R. M. KRUGER	1 077 670	8 901 531	3 242 468

K. P. SMITH	1 103 023	9 803 353	1 573 880

D. J. OLDREIVE	158 450	881 763	970 143

K. D. FERGUSON	—	—	632 295

P. D. ZEBEDEE	100 311	3 707 336	992 966

(1)
One-third of each of the options that were granted under the SOP in 2021, 2022 and 2023 vested in 2024.

(2)
This amount includes PSUs issued in 2022 under the PSU Plan and RSUs issued in 2022 under the RSU Plan that vested on December 31, 2024 and paid out in the first quarter of 2025. Values reflected are based on actual payout.

(3)
Refers to annual incentive payouts made under the AIP delivered in February 2025, for recognition of performance in 2024.

Option Exercises – Value Realized During the Year. The following table provides the number of Suncor common shares acquired upon the exercise of options as well as the aggregate value realized upon the exercise of these options during the year ended December 31, 2024 for the NEOs.
Name	Common Shares Acquired on Option Exercise	Aggregate Value Realized(1) ($)
R. M. KRUGER	—	—

K. P. SMITH	315 000	2 704 241

D. J. OLDREIVE	—	—

K. D. FERGUSON	—	—

P. D. ZEBEDEE	—	—

(1)
The aggregate value realized equals the difference between the value of the option and the market price of the common shares on the TSX at time of exercise.

Suncor Retirement Arrangements. The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees and former employees, including NEOs, excluding the CEO. Retirement income is based on a defined contribution account balance, or depending upon the employee’s eligibility, based on a combination of a defined benefit pension payment, including an employee-paid benefit feature, and a defined contribution account balance. Messrs. Smith and Zebedee participate in the combination provision of the plan. Messrs. Ferguson and Oldreive participate in the defined contribution provision of the plan.
In addition to the pension provided under the Suncor Energy Pension Plan, certain executive officers receive supplemental retirement payments under the terms of the executive pension plans, the SERP, or the Supplemental Bonus Pension Plan (SBPP). The SERP, was closed to new entrants effective September 1, 2023. Three members of Suncor senior executive management were participants in the SERP as at December 31, 2024. Executive officers not eligible for SERP participate in the SBPP which mirrors the registered pension plan provisions, but provides for additional pension benefits based on the executive’s annual incentive target bonus. Additional details of the executive pensions follow:
•
The executive pensions are designed to support executive attraction and retention.

•
They are non-registered supplemental retirement arrangements.

•
Entry into an executive pension commences at the date of appointment to executive employment.

•
Executive remuneration for the executive defined benefit is an annualized amount of average salary plus target bonus for the best consecutive 36 months of the last 180 months of continuous service. Defined benefit payments for retirement prior to age 60 will be reduced by 5%/year the executive retires before age 60; no reduction is applied for retirement after age 60.

43   Management Proxy Circular 2025   Suncor Energy Inc.

•
The normal form of payment on retirement, and the basis on which benefits in the table under “Defined Benefit Plans” are computed is, for married executives, joint and survivor, with 50% to the non-member surviving spouse; and for single executives, for life, with ten years guaranteed.

•
Trust arrangements have been established to provide for the long-term funding of Suncor’s non-U.S. taxpayer SERP and SBPP defined benefit obligations.

SERP is a career-based pension that features an up-front accrual. This benefit is balanced by features that limit the executive pension by: (i) requiring that an executive provide five years of service to be entitled to SERP benefits, which is five years more than the service required under the Suncor Energy Pension Plan; (ii) limiting service to Suncor related experience only, both for vesting and benefit accrual purposes; (iii) limiting the executive’s total pension to 50%, unless there is total service greater than 25 years, in which case the maximum is 70% of executive remuneration; and (iv) limiting executive remuneration to a maximum of two times base salary (base salary plus annual incentive target bonus of up to 100% of base salary).
Five years of executive employment including, where applicable, the period of notice of termination or payment in lieu of such notice, are required for rights under the SERP to vest. Executive officers with less than five years of executive employment are not eligible to receive supplemental retirement payments under the SERP except in the event of a change of control, or a loss of employment upon or after the occurrence of certain specified events.
Defined Benefit Plans. The following table summarizes the retirement income of each of the NEOs under the defined benefit provisions of Suncor’s pension arrangements.
		Annual Benefits Payable(2) as at		Defined Benefit Obligations at January 1, 2024(3) ($)	Compensatory Change(4) ($)	Non Compensatory Change(5) ($)	Defined Benefit Obligations at December 31, 2024(3) ($)
Name	Number of Years credited service(1)	December 31, 2024 ($)	At age 65 ($)
R. M. KRUGER	N/A	N/A	N/A	N/A	N/A	N/A	N/A

K. P. SMITH	24	680 798	875 035	9 596 082	94 270	487 331	10 177 683

D. J. OLDREIVE	N/A	N/A	N/A	N/A	N/A	N/A	N/A

K. D. FERGUSON	N/A	N/A	N/A	N/A	N/A	N/A	N/A

P. D. ZEBEDEE	3	146 764	534 665	918 981	595 770	191 893	1 706 644

(1)
Credited service is service within Suncor defined benefit pension plans. For Mr. Smith, credited service reflects executive employment of 13 years plus 11 years of service accrued under the Suncor Energy Pension Plan prior to becoming an executive.

(2)
Represents the estimated annual pension, excluding any employee paid ancillary benefits and before any applicable early retirement reduction that would be received by the NEO based on actual pensionable service to the stated date and actual executive remuneration as at December 31, 2024.

(3)
The defined benefit obligation is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining the pension obligation as disclosed by Suncor in its consolidated financial statements. See note 23 in Suncor’s audited consolidated financial statements for the year ended December 31, 2024. The methods and assumptions used to determine the estimated amounts may not be identical to those used by other companies and as a result may not be directly comparable to the amounts disclosed by other companies.

(4)
Compensatory change represents the increase (decrease) in the pension obligation for 2024 related to the annual service cost, compensation changes, including target bonus, higher or lower assumptions and the impact of plan changes, if any. This amount may fluctuate significantly from year-to-year as changes in compensation impact the pension obligation for all years of credited service.

(5)
Includes items such as, but not limited to, interest on the obligation, changes in assumptions for future salary projections and changes to the discount rate.

Management Proxy Circular 2025   Suncor Energy Inc.   44

Executive Compensation
Defined Contribution Plans. Under the combination provision of the Suncor Energy Pension Plan, applicable to Messrs. Smith and Zebedee, Suncor makes contributions to the defined contribution accounts for all employees of 1.5% of basic earnings, plus up to an additional 3% of basic earnings on a 100% matching basis. For employees participating only in the defined contribution provision, including Messrs. Ferguson and Oldreive, Suncor contributes 5% to 9% of basic earnings depending upon years of service with the company, plus up to an additional 3% on a 100% matching basis. All contributions to the defined contribution accounts are subject to maximum levels. Under the Suncor Energy Pension Plan, employees may invest the balance of their accounts in a broad range of investment funds made available by the plan. An employee’s investment return is based upon the market returns earned by each fund in which the employee has chosen to invest their contributions. At retirement, employees may transfer the balance of their accounts to a pension account as prescribed by law or the corporation may purchase an annuity on behalf of the employee.
The following table summarizes the defined contributions accounts of each of the NEOs.
Name	Accumulated value as at January 1, 2024 ($)	Compensatory ($)	Accumulated value as at December 31, 2024 ($)
R. M. KRUGER	N/A	N/A	N/A

K. P. SMITH	357 054	11 030	425 903

D. J. OLDREIVE	16 844	32 490	55 547

K. D. FERGUSON	0	22 558	23 767

P. D. ZEBEDEE	35 819	11 030	53 256
45   Management Proxy Circular 2025   Suncor Energy Inc.

Termination Agreements and Change of Control Arrangements
Termination Agreements
Suncor has employment termination agreements with each of the NEOs currently employed by the corporation.
Termination Events. The NEOs may be entitled to incremental and/or accelerated compensation as a result of four triggering events:
A)
Voluntary Retirement. Potential benefits relate to accelerated vesting of stock options, in accordance with the terms and conditions of the SOP applicable to all participants.

B)
Termination by Suncor, other than for just cause.

C)
Termination by Suncor, other than for just cause, in connection with a change of control.

D)
Voluntary termination in connection with a change of control. The only potential benefit is vesting in the SERP.

A) Retirement. Mr. Kruger is eligible to voluntarily retire as of December 31, 2024. None of the other NEOs employed by the corporation were eligible to voluntarily retire as of December 31, 2024. Upon retirement, in accordance with the terms and conditions of the SOP, all unvested stock options vest and the expiry date is the earlier of the original expiry date and three years following retirement. Awards may be pro-rated if the retiree is less than 60 years old.
B) Termination without cause. All NEOs are entitled to payments equal to their base salary plus the value of the Annual Incentive plan over the 24-month notice period. The Annual Incentive value is the lesser of the prior 3-year average annual amount and the current target award.
Mr. Kruger is treated as a retiree under the SOP, the PSU Plan, and the RSU Plan. See above.
Termination agreements with other NEOs provide for a payment equal to the in-the-money value of all unvested stock options that would have vested during the 24-month notice period. Termination agreements pro-rate outstanding PSUs and RSUs for active service during the 36-month performance period or restricted period. PSUs and RSUs continue to vest and mature on the original schedule, and all performance conditions continue to apply.
Participants in the SERP (Messrs. Smith and Zebedee) receive credit for an additional 24 months of service.
C) Change of Control + Termination. All NEOs are entitled to payments equal to their base salary plus the value of the Annual Incentive plan over the 24-month notice period. The Annual Incentive value is the lesser of the prior 3-year average annual amount and the current target award.
For Mr. Kruger, the provisions of the SOP, the PSU Plan, and the RSU Plan apply. Accordingly, on the termination date all unvested options vest, all outstanding RSUs mature, and all unvested PSUs vest. Payments for PSUs and RSUs are determined in accordance with plan provisions. Performance for PSUs is determined up to the termination date.
Termination agreements with the other NEOs override plan provisions for PSUs and RSUs. Stock options are treated in accordance with provisions of the SOP. Treatment of PSUs and RSUs is the same as termination event B – termination without cause. See above.
Participants in the SERP (Messrs. Smith and Zebedee) receive credit for an additional 24 months of service and are immediately vested, if not already vested.
Management Proxy Circular 2025   Suncor Energy Inc.   46

Executive Compensation
D) Change of Control + Resignation. The only potential benefit is immediate vesting in the SERP. No additional service is provided, and no other payments or benefits are accelerated nor are performance conditions waived. Mr. Smith is already vested in SERP. Mr. Zebedee would immediately vest.
Governance of Termination Agreements. The HR&CC annually reviews the status of termination agreements and change of control arrangements for Suncor’s senior executives and periodically reviews current governance trends and market practices. Based on the HR&CC’s review of governance trends and market practices, amendments may be made to agreement terms for new participants.
In addition to setting out the rights of Suncor and the executive upon termination, each termination agreement contains non-solicitation, non-competition, and confidentiality provisions.
Double Trigger Change of Control. Termination agreements with all NEOs are “double trigger”, meaning that they provide for payments only upon involuntary termination or constructive dismissal of the executive following a change of control. Change of control is generally defined as a transaction or series of transactions whereby any person or combination of persons, acting jointly or in concert, beneficially owns, directly or indirectly, or exercises control or direction over, 35% or more of the outstanding voting securities of Suncor or its successor.
Termination and Change of Control Benefits
The table below shows the incremental amounts to which the NEOs would be entitled under the circumstance of a Termination Event and/or change of control on December 31, 2024.
Type of Termination(1)	Base Salary ($)	Short-Term Incentive(2) ($)	Long-Term Incentive ($)	Pension(3) ($)	Total Payout ($)
R. M. KRUGER

Retirement(4)	—	—	2 768 736	—	2 768 736

Termination (Without Cause)(4)	2 700 000	3 645 000	2 768 736	—	9 113 736

Change of Control + Termination(5)	2 700 000	3 645 000	50 907 480	—	57 252 480
K. P. SMITH(6)

Termination (Without Cause)(7)	1 770 000	1 770 000	1 123 356	2 650 702	7 314 058

Change of Control + Termination(8)	1 770 000	1 770 000	1 411 207	2 650 702	7 601 909
D. J. OLDREIVE

Termination (Without Cause)(7)	1 290 000	738 000	330 153	—	2 358 153

Change of Control + Termination(8)	1 290 000	738 000	477 183	—	2 505 183
K. D. FERGUSON

Termination (Without Cause)(7)	1 020 000	765 000	87 739	—	1 872 739

Change of Control + Termination(8)	1 020 000	765 000	159 197	—	1 944 197
P. D. ZEBEDEE

Termination (Without Cause)(7)	1 320 000	1 071 750	378 451	388 008	3 158 209

Change of Control + Termination(8)	1 320 000	1 071 750	564 521	2 367 639	5 323 910

Change of Control + Resignation	—	—	—	1 104 176(9)	1 104 176

(1)
For all the NEOs, for termination with cause or voluntary resignation, no incremental value will be realized. None of the NEOs were eligible to voluntarily retire as of December 31, 2024. NEOs do not receive change of control payments upon a change of control except when accompanied by involuntary termination or constructive dismissal.

(2)
Short-Term Incentives include incremental annual bonus entitlement.

(3)
Mr. Kruger is not eligible to participate in any Suncor pension plan. Messrs. Smith and Zebedee would be granted an additional two years of executive defined benefit pension service in respect of the notice period under the terms of their termination agreements in the event of termination (without cause), whether in connection with a change of control or not. In addition, in connection with a change of control with termination or resignation, Mr. Zebedee, would be immediately vested thereunder. Messrs. Ferguson and Oldreive do not participate in the SERP and are not defined benefit pension participants.

(4)
If Mr. Kruger’s employment had been terminated without cause on December 31, 2024, he would be deemed a retiree under the provisions of the SOP, the PSU Plan and the RSU Plan in accordance with his employment agreement. As such, he would retain rights to PSUs and RSUs, and all stock options would immediately vest. Long-Term Incentive includes the incremental value of all “in-the-money” unvested option-based awards that vest upon termination, calculated as the difference between the closing price of a common share on the TSX as at December 31, 2024 ($51.31) and the exercise price of the option.

47   Management Proxy Circular 2025   Suncor Energy Inc.

(5)
Assumes involuntary termination without cause on change of control. All stock options, PSUs, and RSUs would vest upon termination in accordance with the terms and conditions applicable to all employees that receive such awards.

(6)
In connection with Mr. Smith’s appointment as Chief Financial Officer, his termination agreement was modernized. The termination agreement dated February 1, 2012 was replaced effective May 8, 2023.

(7)
Long-Term Incentive includes the incremental value of all “in-the-money” unvested option-based awards that would have vested during the 24-month notice period, calculated as the difference between the high-low average price of a common share on the TSX for the five days preceding December 31, 2024 ($50.35) and the exercise price of the option.

(8)
Assumes involuntary termination without cause on change of control. Long-Term Incentive includes the incremental value of all “in-the-money” unvested option-based awards, calculated as the difference between the closing price of a common share on the TSX as at December 31, 2024 ($51.31) and the exercise price of the option. All stock options would vest upon termination in accordance with the terms and conditions applicable to all employees that receive such awards.

(9)
In the event of change of control (voluntary termination), immediate SERP vesting is the only benefit; there are no further incremental pension benefits payable under this scenario.

Indebtedness of Directors, Executive Officers and Senior Officers
No current or proposed director, executive officer or employee of Suncor, or any former director, executive officer or employee of Suncor, or any associate of any of the foregoing, is, or has been at any time during 2024, excluding routine indebtedness, indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities or otherwise.
Summary of Incentive Plans
The following table sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2024.
	Column A		Column B	Column C
Plan Category	Number of securities to be issued upon exercise of outstanding options	Percentage of issued and outstanding	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column A)	Percentage of issued and outstanding
Equity compensation plans approved by security holders	8 135 241	0.65%	40.11	26 451 821	2.13%
Total	8 135 241	0.65%	40.11	26 451 821	2.13%
The numbers shown beside “Equity compensation plans approved by security holders” refer to options granted under the SOP. In 2024, there were 9,904,745 options exercised pursuant to Suncor’s SOP.
Suncor Energy Stock Option Plan. The SOP provides for the grant of stock options to purchase common shares, as well as the grant of stock appreciation rights (SARs) to eligible employees of Suncor. Eligible employees are persons who provide services to Suncor or any of its subsidiaries or partnerships and for whom we are required by law to make income source withholdings. Non-employee directors are not eligible for stock option awards or SARs under the SOP. The maximum number of common shares currently issuable pursuant to the SOP is 34,587,062 common shares (or 2.78% of the total issued and outstanding common shares on December 31, 2024). Stock options and SARs granted under the SOP may only be exercised during the lifetime of the participant, by such participant and are not assignable.
Options entitle the holder to purchase common shares at a price not less than the Market Value (as defined below) of the shares on the date of grant. Each SAR entitles the holder to receive, upon exercise, payment equal to the difference between the Market Value of a common share on exercise and the Market Value of a common share on the date of grant. The options and SARs generally have a term of seven years with a vesting schedule of one third per year over three years. “Market Value” means the simple average of the daily high and low prices at which common shares were traded in one or more board lots on the TSX over the five trading days immediately preceding the date of grant or exercise date, as the case may be. The exercise price of each option granted cannot be less than the fair market value of a common share at the time of grant.
Suncor does not grant SARs or tandem SARs to Canadian employees.
Performance Share Unit Plan. PSUs form a minimum of 50% of the equity component of total direct compensation for executives. Suncor uses two types of PSUs that are awarded under the PSU plan: Market PSUs and CPSUs.
Market Performance Share Units. A PSU award may pay out based on a vesting level between 0% and 200% contingent upon Suncor’s performance over a three-year period. PSUs provide for notional dividend re-investment.
Management Proxy Circular 2025   Suncor Energy Inc.   48

Summary of Incentive Plans
The selection of peer group companies for a PSU grant is based on a number of criteria including size (revenue and enterprise value), industry and business scope (integrated and exploration and production companies), oil weighting, peers of peers (the companies most often used as peer companies) and stock behavior and volatility. The selection criteria are reviewed periodically and approved by the HR&CC. The PSU peer group is reviewed annually for new grants, adjusted as appropriate and approved by the HR&CC. Of note, ConocoPhillips acquired Marathon Oil Corporation as of November 22, 2024.
To reinforce Suncor’s vision of being Canada’s leading energy provider and globally competitive, the HR&CC increased the financial impact of the Canadian peers by counting them three times, effectively creating a peer group of 18 companies, with Canadian competitors making up 50% of the total.
Vesting of PSU awards is determined based on Suncor’s TSR relative to peer companies (70% of the vesting level) and Suncor’s ROCE performance relative to targets (30% of the vesting level). Suncor uses a percentile rank approach to determine the relative TSR vesting level.
Performance Factor (% of PSUs vesting)	Company TSR Percentile Rank vs. Peers
200%	75th percentile and above

Linear interpolation between 50th and 75th percentiles

100%	50th percentile

Linear interpolation between 25th and 50th percentiles

50%	25th Percentile

0%	Below 25th percentile
The HR&CC annually establishes five levels of ROCE performance that correspond to performance factors of 0%, 50%, 100%, 150%, and 200%. Interpolation is used when ROCE performance falls between established levels.
The HR&CC annually reviews the ROCE target and performance range considering updated economic forecasts and actual results through the first quarter of the year. Following this review, the HR&CC made no adjustments to targets for 2024.
Following a robust process, at the end of the three-year PSU grant performance period, TSR is measured and company percentile ranking and ROCE performance determine a performance factor and, if applicable, a payout is made to participants in cash. The final payout value is based on the number of vested PSUs (including dividend equivalents) multiplied by the market price of a common share, as calculated under the PSU Plan provisions.
Since inception of the PSU Plan in 2004, 37% of PSU grant vesting levels have been below target (including three which were at 0%), 16% were at target and 47% have been above target based on performance results. The HR&CC did not exercise discretion in determining PSU payouts for the 2024 award.
Climate Performance Share Units (CPSU). A CPSU is granted under the PSU Plan to visibly align executive compensation with targeted climate action. Awards may pay out based on a vesting level between 0% and 200% contingent upon Suncor’s performance over a three-year period. CPSUs provide for notional dividend re-investment.
First awarded in 2022, the CPSU program for Suncor’s executives will continue as part of their compensation package in 2025. The program is designed to recognize the importance of action spanning three categories: Greenhouse Gas (GHG) Portfolio Health, GHG Capital Allocation, and GHG Emissions Reductions. The issuance of CPSUs for each year of the program adjust the metrics in these categories to align with the targeted business activity over the duration of the vesting period. The 2025 CPSU awards will be focused on emissions and intensity reduction in line with our commitment to decarbonize our base business.
PSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. Upon payout, executives must use the cash payout, or other cash resources, to purchase common shares on the open market towards satisfying any unmet share ownership guidelines at the compliance date.
Restricted Share Unit Plan. RSUs are granted to employees as part of their competitive compensation at Suncor. As RSU value is tied directly to Suncor’s share price and dividends, RSUs serve to further align participants with shareholder interests.
Each RSU is a right to a cash payment, equivalent in value to one common share based on the value of Suncor’s average common share price for the last 60 trading days up to and including maturity. Grants under the RSU Plan are administered by the HR&CC or its delegate. The RSU Plan provides for notional dividend reinvestment.
49   Management Proxy Circular 2025   Suncor Energy Inc.

Aggregate Potential Dilution. The aggregate potential dilution of all issued, outstanding and authorized options under the SOP was 2.78% at December 31, 2024. Suncor has no other equity compensation plans involving newly issued securities.
Burn Rate. In 2024, there were 1,194,582 stock options granted under the SOP which resulted in a burn rate of 0.09%. In 2023, there were 1,610,164 stock options granted under the SOP which resulted in a burn rate of 0.12%, and, in 2022, there were 2,191,564 stock options granted under the SOP which resulted in a burn rate of 0.16%.
Additional Terms of Equity Compensation Plans.
Issuance of Shares under Plans
• No one person or company is entitled to receive more than 5% of the issued and outstanding common shares pursuant to all equity-based compensation arrangements.

•
The aggregate number of common shares which may be reserved for issuance under the SOP and all other security-based compensation arrangements of Suncor, must not, within any one-year period be issued, or at any time under such arrangements be issuable, to insiders (as defined in the TSX Company Manual) of Suncor in an amount exceeding 10% of Suncor’s total issued and outstanding securities.

Amendment

•
The SOP contains an amendment provision providing that the Board may amend, suspend or terminate the SOP as it, in its discretion, may determine, without shareholder approval except for those amendments specifically requiring shareholder approval including: (a) an increase in the number of securities reserved under the SOP; (b) a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder; (c) an amendment that extends the term of an award beyond its original expiry; (d) allowing awards granted under the SOP to be transferable or assignable other than for normal estate settlement purposes; and (e) any amendments to the amendment provision.

Impact of Change of Control, Reorganization or Other Events Affecting the Corporation

•
Suncor’s equity compensation plans provide for adjustments to be made for the effect of certain events, including but not limited to, subdivision, consolidation, reorganization or other events which necessitate adjustments to the options in proportion with adjustments made to all common shares.

•
Upon a change of control, awards that have been granted under the SOP that remain outstanding on the change of control will be substituted with new awards on substantially the same terms and conditions. Provided the foregoing occurs, a holder’s options will not vest upon or in connection with a change of control unless their employment is terminated within 12 months of the change of control (other than for cause), in which case the options will vest upon the holder’s termination and shall expire three months following the termination date. However, where options that remain outstanding on a change of control are not substituted with new awards on substantially the same terms and in certain other circumstances (including at the discretion of the Board), the outstanding awards will immediately become exercisable. Any award not so exercised will expire at the closing of the change of control transaction.

Termination of Employment

•
Pursuant to the SOP, in the event of an employee’s involuntary termination (other than for cause, death, permitted leave, retirement or in connection with a change of control) or voluntary termination of employment, unvested options expire immediately, and vested options expire no later than three months from such termination. In the event of the holder’s death, all options become exercisable by the holder’s estate and shall expire no later than 12 months after the date of death. In the event of the holder’s retirement, all options become exercisable and shall expire no later than 36 months after the date of retirement. If a holder is absent from work as a result of a permitted leave, the holder’s options shall continue to vest for a period of 24 months from the date of commencement of the leave and the right to exercise such holder’s options shall terminate no later than the expiration of 12 months from the date that is 24 months from the date of commencement of the leave. If the holder has not returned to active service prior to the expiration of 24 months from the date of commencement of the permitted leave then the holder’s options which were not exercisable 24 months from the date of commencement of such leave shall immediately terminate. In the event of involuntary termination for cause, all options expire on the date of such termination.

Management Proxy Circular 2025   Suncor Energy Inc.   50

Corporate Governance
Claw Back Policy
The Board approved the adoption of a claw back policy for Suncor in 2012. The policy was updated in 2023 to comply with the recently adopted requirements of Rule 10D-1 under the Exchange Act and related rules of the NYSE. Under the claw back policy, if Suncor restates its financial results due to its material non-compliance with financial reporting requirements under applicable securities laws, it must recover, from any current or former executive officers, certain incentive-based compensation that was received by such executive officers during the three years preceding the date that such restatement was determined to be required. The recoverable amount would be the amount of incentive-based compensation received in excess of the amount that would otherwise have been received had it been determined based on the restated financial measure.
Directors’ and Officers’ Insurance
Policies purchased by Suncor provide insurance for the directors and officers of Suncor against liability for any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty in discharging their duties, individually or collectively. If Suncor is unable by law to indemnify individual directors and officers, including in an event of insolvency, there is no deductible and a US$200 million limit applies. In 2023, Suncor paid premiums of approximately US$2 million for directors’ and officers’ insurance for the 12-month period ending July 1, 2024. In 2024, Suncor paid premiums of approximately US$1.8 million for directors’ and officers’ insurance for the 12-month period ending July 1, 2024.
Advance Notice By-law
Suncor’s Amended and Restated By-Law No. 2, A By-Law Relating to Advance Notice of Nominations of Directors (By-Law No. 2), establishes a framework for advance notice of nominations of persons for election to the Board. By-Law No. 2 sets deadlines for a certain number of days before a shareholders’ meeting for a shareholder to notify the corporation of their intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. By-Law No. 2 applies at an annual meeting of shareholders or a special meeting of shareholders that was called to elect directors (whether or not also called for other purposes) and may be waived by the Board. It does not affect the ability of shareholders to requisition a meeting or make a proposal under the Canada Business Corporations Act.
In the case of an annual meeting of shareholders, notice must be given to the corporation not less than 30 days prior to the date of the meeting; provided, however, that if the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, notice shall be made not later than the close of business on the tenth day following such public announcement. In the case of a special meeting (which is not also an annual meeting) of shareholders, notice must be given not later than the close of business on the fifteenth day following the date on which the first public announcement of the date of the meeting was made. In the case of an annual meeting of shareholders or a special meeting of shareholders called for the purpose of electing directors (whether or not also called for other purposes) where notice and access is used for delivery of proxy related materials, notice must be given not less than 40 days prior to the date of the meeting (but in any event, not prior to the date on which the first public announcement of the date of the meeting was made); provided, however, that if the meeting is to be held on a date that is less than 50 days after the date of such public announcement, notice shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the tenth day following the date on which the first public announcement of the date of the meeting was made and, in the case of a special meeting of shareholders, not later than the close of business on the fifteenth day following the date of such public announcement. Shareholders should consult the full text of By-Law No. 2, which is available on Suncor’s website at www.suncor.com and has been filed under the corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
As at the date of this Circular, the corporation had not received any additional director nominations.
Corporate Governance
The Board is committed to maintaining high standards of corporate governance, and regularly reviews and updates its corporate governance processes and systems in light of changing practices, expectations and legal requirements.
Suncor is a Canadian reporting issuer. Our common shares are listed on both the TSX and the NYSE. Accordingly, our corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the Canadian Requirements) and the SEC, including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the SEC Requirements). NYSE corporate governance requirements are generally not applicable to non-U.S. companies; however, Suncor has reviewed its practices against the requirements of the NYSE applicable to U.S. domestic companies (NYSE Standards). Based on that review, Suncor’s corporate governance practices in 2023 and 2024 did not differ from the NYSE Standards in any significant respect, with the exceptions described in Schedule C under the heading, “Compliance with NYSE Standards.”
51   Management Proxy Circular 2025   Suncor Energy Inc.

Suncor’s Corporate Governance Summary this year is based on the Canadian Requirements, as set out in National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices. This summary has been approved by the Board, on the recommendation of its Governance Committee. Suncor’s Corporate Governance Summary can be found in Schedule C.
Additional Information
Additional information relating to Suncor, including financial information, is provided in Suncor’s audited consolidated financial statements for the year ended December 31, 2024 and in its MD&A, which are included in our 2024 Annual Report. Copies of these documents are available without charge from Suncor at 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3, or by e-mail request to info@suncor.com, or by referring to the company’s profile on SEDAR+ at www.sedarplus.ca or EDGAR at www.sec.gov.
Advisories
This Circular and the schedules hereto contain certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the corporation in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “potential”, “future”, “opportunity”, “would”, “priority” and similar expressions.
Forward-looking statements in this Circular and the schedules hereto include references to: the business and procedure of the meeting; the composition of the Board following the meeting; factors to be taken into account by the Board in considering its approach to compensation in the future, including the results of the vote on the advisory resolution on the company’s approach to executive compensation and feedback from shareholders; expectations regarding actions taken by the Board and Suncor management to further improve safety, operational and business performance, including the timing and effectiveness thereof; statements regarding the company’s plan to focus on long-term value growth and returns to shareholders, including actions taken in support of such focus and the effectiveness of such actions; the belief that Suncor structures compensation plans and programs and maintains guidelines and policies which limit excessive risk; the belief that there are no identified risks arising from the company’s compensation policies and practices that are reasonably likely to have a material adverse impact on the company; the belief that Suncor provides the right balance in its overall rewards program to attract talent; statements regarding certain plans and strategies to be taken in support of sustainability initiatives and the outcomes and benefits thereof, including the decarbonization strategy; the expectation that none of the nominees for director will be unable to serve as director; the anticipated timing of the retirement of directors from the Board; the belief that a board comprised of people with diverse points of view can add greater value than a board comprised solely of directors with similar backgrounds; Suncor’s commitment to long-term, sustainable, and environmentally-responsible development of the Canadian oil sands and offshore industry; the ability to fund future growth and energy transition opportunities while being resilient through the energy transition, including the actions and objectives to be taken in furtherance thereof; statements regarding the company’s future climate-related disclosure practices, including the expectation that Suncor’s transparent reporting will reflect the needs of investors and align with emerging regulations; and the establishment of subsequent objectives and capital allocation priorities.
Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.
Risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to: changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor’s products; the
Management Proxy Circular 2025   Suncor Energy Inc.   52

Advisories
successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth, reductions in operating costs and/or GHG emission reductions may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties, tariffs (or other trade barriers), quotas and other government-imposed compliance costs and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the corporation’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to us; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the corporation from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the corporation’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the corporation’s facilities; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the corporation has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies, including AI; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail in Suncor’s AIF, its MD&A, Form 40-F and other documents it files from time to time with securities regulatory authorities. Copies of these documents and Suncor’s audited consolidated financial statements for the year ended December 31, 2024 are available without charge from Suncor at 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR+ at www.sedarplus.ca or EDGAR at www.sec.gov. The forward-looking statements contained in this Circular and the schedules hereto are made as of the date hereof. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.
Financial information in this Circular is reported in Canadian dollars, unless otherwise noted, and is provided in Suncor’s audited consolidated financial statements for the year ended December 31, 2024 and the MD&A. Production volumes are presented on a working interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis. Certain financial measures in this Circular – namely FFF, AFFO and ROCE are not prescribed by GAAP. FFF, AFFO and ROCE are defined and reconciled, to the most directly comparable GAAP measures, in the  Non-GAAP and Other Financial Measures section in the MD&A on file with Canadian securities commissions at www.sedarplus.ca and the Form 40-F on file with the SEC, as well as the respective Quarterly Report for the relevant quarter, which is also available on SEDAR+ at www.sedarplus.ca. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
53   Management Proxy Circular 2025   Suncor Energy Inc.

Schedule A: Shareholder Proposal No. 1
The following shareholder proposal was submitted by InvestNow Inc., holder of 50 common shares of Suncor, for consideration at the meeting. This proposal and its supporting statement represent the views of the shareholder submitting them. Suncor is required by applicable law to set forth the shareholder proposal and the related supporting statement in the Circular.
For the reasons set forth below in the “Board and Management Statement”, the Board and management recommend that shareholders vote AGAINST this proposal.
Shareholder Proposal and Supporting Statement
Proposed Resolution
Report on Impact of Suncor Energy’s Net Zero by 2050 Pledge
Submitted by InvestNow Inc., a not-for-profit organization that challenges the divestment movement and advocates for investment in Canada’s oil and gas sector. This is submitted on behalf of Gina Pappano, Executive Director of InvestNow, a shareholder of Suncor Energy.
RESOLVED: That Suncor Energy Inc. (“Suncor”) commission and issue a report to itemize the impacts and quantify the costs of its commitment to achieve Net Zero by 2050.
Supporting Statement
We are calling on Suncor Energy to commission a report that would provide data and analysis on the impacts and costs of Suncor’s commitment to achieving Net Zero carbon emissions by the year 2050. This should address how the Net Zero commitment will affect revenue projections, growth plans, costs, profit, and share price.
On the global level, a commitment to Net Zero by 2050 would mean massive declines in the use of coal, oil and natural gas. Yet, demand is forecast to go up and there are no signs of its peaking anytime soon. On the national level, commitment to Net Zero by 2050 has the potential to disrupt Canada’s energy security, food security, national security and economic security, but in the enthusiasm for the concept, its costs are not explained to Canadians. And on the company level, Net Zero by 2050 would make it significantly more difficult for Suncor to do what it does best – extract oil and natural gas – resulting in lower production, lower revenue, less profitability, and thus reduced returns for shareholders.
The commitment to Net Zero by 2050 has profound implications for share value. Shareholders have a right to know what those implications are. Suncor owes a duty of care to shareholders to explain the situation thoroughly, and a comprehensive report is the best way to do that.
Management Proxy Circular 2025   Suncor Energy Inc.   A-1

Board and Management Statement
Suncor’s Board and management recommend voting AGAINST this proposal for the following reasons:
Suncor’s strategy aligns our long-term vision to reduce emissions with the goal of growing returns.
1.
We develop our strategy and plans to drive shareholder value and manage carbon risk;

2.
We disclose details on our plans as projects progress from concept to final decision;

3.
We engage experts to define useful climate disclosure for our shareholders;

4.
We believe emerging rules will standardize climate disclosure and increase clarity;

5.
We believe Suncor’s existing reports should be used to disclose our plans; and

6.
We responded to a similar proposal to shareholders at the 2023 Annual General Meeting.

a.
“The resolution requesting Suncor produce a report outlining how its capital expenditure plans align with its 2030 emission reductions target and its 2050 net zero target was denied with 82.29% of shares represented at the meeting voting against the proposal, in line with management’s recommendation.” (News Release, May 9th, 2023)

Our view is that Canada has a major opportunity to lead, and prosper, by capturing global market share through the provision of oil & gas with lower emissions from the production process. Achieving Canada’s energy potential requires a shared vision, including public policy support, technological advances, competitive investments, and effective leadership. In other words, collective effort is required, between government, industry, and society. As one of Canada’s largest integrated energy companies, Suncor has an opportunity to support shared goals on climate, economic prosperity, and energy security. Suncor has long recognized carbon as a principal risk to our business. Climate risks and opportunities are deeply embedded into strategy development, scenario planning, business planning, project execution, risk oversight, executive compensation, disclosure, skills development, and external engagement. Our strategy to deliver shareholder value reflects these views and details on our plans to deliver on those objectives will be disclosed as they progress.
Historically, Suncor has used our climate report, sustainability report, annual report, and other regulatory filings to disclose information about our climate strategy and believes this is consistent with global best practices. While changes to the Competition Act have limited our ability to provide some of that information in the near term, we believe that changes to the Act, guidance from the Competition Bureau, and rules on climate disclosure from securities regulators will clarify how to continue providing this information to our stakeholders and shareholders. This will allow us to continue our work to further integrate this information into our corporate disclosure materials rather than use our resources to produce another separate report on these subjects.
Suncor’s future ambitions, plans, goals, targets, and strategies are subject to numerous risks and uncertainties, many of which are beyond our control or are even unknown. The forward-looking statements that we make are dependent on future market factors, such as customer demand, continued technological progress, policy support and regulations or continuation of government incentives and funding. All risks that are disclosed in our existing financial filings. As rules, regulations, standards, technologies, measurement techniques, internal controls and processes continue to evolve it is prudent to use existing disclosures to provide shareholders with the forward-looking environmental and other sustainability-related information they need to assess our performance.
Recommendation
Suncor appreciates the support for our company, sector and country that is evident in this shareholder proposal. Our strategy is clear, concise and focused. We are committed to ensuring a profitable, high-performing business today, so that we can have a profitable, high-performing, and sustainable business in the future. We will continue to work to deliver on our strategy, communicate our performance, and realize these results.
Therefore, the Board and management recommend shareholders vote AGAINST this proposal.
A-2   Management Proxy Circular 2025   Suncor Energy Inc.

Schedule B: Named Executive Officers’ Outstanding Option-based Awards and Grant Date Fair Values for Share-based Awards
The following table provides details of options held by the NEOs as at December 31, 2024. Details of options granted to NEOs subsequent to December 31, 2024 are included in the “Compensation Discussion and Analysis” section of the Circular.
		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options(1)	Option exercise price ($)	Option expiration date(2)	Value of unexercised “in-the-money” options(3) ($)
R. M. KRUGER President & CEO	May 17, 2023	213 400	39.01	May 17, 2030	2 624 820
	Mar. 1, 2024	183 909	45.77	Mar. 1, 2031	1 018 856
K. P. SMITH Chief Financial Officer	Feb. 15, 2019	212 600	43.01	Feb. 15, 2026	1 764 580
	Feb. 18, 2020	138 889	39.08	Feb. 18, 2027	1 698 612

	Feb. 16, 2021	139 406	22.63	Feb. 16, 2028	3 998 164

	Feb. 11, 2022	78 040	36.76	Feb. 11, 2029	1 135 482

	Aug. 16, 2022	57 604	40.14	Aug. 16, 2029	643 437

	Mar. 1, 2023	113 982	45.57	Mar 1, 2030	654 257

	Mar. 1, 2024	68 966	45.77	Mar. 1, 2031	382 072
D. J. OLDREIVE Executive Vice President, Downstream	Aug. 23, 2023	43 651	44.03	Aug. 23, 2030	317 779
	Mar. 1, 2024	47 893	45.77	Mar. 1, 2031	265 327
K. D. FERGUSON SVP, Strategy, Sustainability & Corporate Development	Mar. 1, 2024	28 736	45.77	Mar. 1, 2031	159 197
P.D. ZEBEDEE Executive Vice President, Oil Sands	May 19, 2022	43 364	47.63	May 19, 2029	159 580
	Mar. 1, 2023	53 192	45.57	Mar. 1, 2030	305 322

	Mar. 1, 2024	55 556	45.77	Mar. 1, 2031	307 780

(1)
Refers to options granted under the SOP.

(2)
Subject to extension in certain circumstances in accordance with the terms of the SOP.

(3)
Value reported reflects the “in-the-money” amount between the closing price on the TSX of a common share on December 31, 2024 ($51.31) and the exercise price of the options held at December 31, 2024.

Grant Date Fair Values for Share-Based Awards
The following table provides the grant date fair values for share-based awards granted to NEOs in 2022, 2023 and 2024.
Name	Year	PSUs ($)	RSUs ($)	DSUs ($)
R. M. KRUGER President & CEO	2024	45.77	45.77	—
	2023	41.36	41.36	41.36(1)

	2022	N/A	N/A	N/A
K. P. SMITH Chief Financial Officer	2024	45.77	45.77	—
	2023	45.57	45.57	—

	2022	38.27(2)	38.27(2)	—
D. J. OLDREIVE Executive Vice President, Downstream	2024	45.77	45.77	—
	2023	44.03	44.03	44.03(3)

	2022	N/A	N/A	N/A
K. D. FERGUSON SVP, Strategy, Sustainability & Corporate Development	2024	45.77	45.77	—
	2023	N/A	N/A	N/A

	2022	N/A	N/A	N/A
P.D. ZEBEDEE Executive Vice President, Oil Sands	2024	45.77	45.77	—
	2023	45.57	45.57	—

	2020	47.63	47.63	—

(1)
Mr. Kruger was issued DSUs on hire in lieu of participating in any Suncor pension or savings plan for his tenure with the company.

(2)
The RSU and PSU price reflects the weighted average grant fair value for Mr. Smith’s annual grant effective February 11, 2022 and the grant made August 16, 2022 in connection with his appointment as Interim President & CEO.

(3)
Mr. Oldreive was issued DSUs on hire in 2023 to replace lost pension value.

Management Proxy Circular 2025   Suncor Energy Inc.   B-1

Corporate Governance Summary
Schedule C: Corporate Governance Summary

Throughout this summary, there are references to information available on the Suncor Energy Inc. (“Suncor” or the “corporation”) website. All such information is available at www.suncor.com under the “Who We Are – Governance” tab. Shareholders may request printed copies from Suncor at the address on the back of the Circular, or by email request to invest@suncor.com.

Suncor has a comprehensive corporate governance program which complies with all applicable rules and regulations and considers all applicable corporate governance best practices.
Board of Directors – Composition and Independence
The cornerstone of Suncor’s governance system is its Board, whose duty is to oversee the management of Suncor’s business and affairs. The composition of the Board and its independence are important elements of this system. Richard M. Kruger, Suncor’s President and CEO, is the only member of the Board who is not independent. Following the 2025 annual general meeting (the AGM) and assuming that all nominees for director are elected as contemplated in the Circular, 10 of 11 members (91%) of the Board will be independent directors. A short biography of each individual standing for election to the Board can be found starting on page 9 of the Circular.
Suncor’s independent directors meet in camera at each Board and committee meeting without Mr. Kruger or any other member of management present. The Board sessions are presided over by Suncor’s independent Board Chair. The committee sessions are presided over by the independent Chairs of the respective committees. The applicable Chair then communicates to management any issues or matters discussed at the in-camera meetings requiring management attention.
The Board has approved written position descriptions for the Board Chair and committee Chairs. The Board Chair’s accountabilities include shareholder meetings, management of the Board, Board effectiveness, working with management, and liaising with stakeholders. All of the position descriptions are available on Suncor’s website.
These position descriptions supplement the Terms of Reference, as described below. The position descriptions are reviewed annually by the Governance Committee. Any changes to the position descriptions are presented by the Governance Committee to the full Board for approval.
The Governance Committee annually reviews and assesses the independence of Board members. The Board’s independence policy and criteria include a description of certain relationships that operate as a complete bar to independence as well as additional requirements applicable to members of the Audit Committee. Suncor’s independence criteria are consistent with the Canadian Requirements and the SEC Requirements.
C-1   Management Proxy Circular 2025   Suncor Energy Inc.

In applying the independence criteria, the Governance Committee reviews and analyzes the existence, materiality and effect of any relationships between Suncor and each of its directors, either directly, through a family member, or as a partner, shareholder or officer of another organization that has a relationship with Suncor. The Governance Committee determines in each case whether the relationships could be reasonably expected to interfere with the exercise of the director’s independent judgement.
Some members of the Board are involved with companies with which Suncor has business relationships. The Governance Committee has reviewed each of these relationships and determined that none of these relationships impair the independence of the individual directors. The Board’s conflict of interest policy precludes directors from voting with respect to any contract or transaction where a potential conflict of interest could exist, should it be considered by the Board (see “Conflicts of Interest and Related Party Transactions”).
Other Public Company Board Memberships. While Suncor does not limit the number of public company boards a director serves on, the Terms of Reference provide that each director should ensure that they are able to devote sufficient time and energy to carry out their duties effectively. The Chair of the Board reviews requests from Suncor’s CEO to sit on the board of outside business organizations. The Suncor CEO could only join another public company board with the Board’s consent.
Some of Suncor’s directors sit on the boards of other public companies, the particulars of which are set out on pages 9 to 14 of the Circular. None of Suncor’s directors are “overboarded” as currently defined by the guidelines established by either Institutional Shareholder Services, Inc. or Glass, Lewis & Co. In addition, none of Suncor’s directors currently serve together on the board of another public company. Suncor does not restrict board interlocks but recognizes that it is important for directors to remain impartial and independent even if they have a common board membership.
Nomination of Directors and Selection Process
The Governance Committee conducts the selection process for new nominees to the Board pursuant to its policy on the selection of Board members (the Selection Process Policy). Directors are chosen for their integrity, character, sound and independent judgment, breadth of experience, insight and knowledge, and business acumen. The Governance Committee has emphasized the Board’s commitment to having a Board comprised of individuals having a diversity of backgrounds, experience, and skill sets. The inclusion of an appropriate number of female directors and the identification of female candidates is also a key search criterion in the director selection and nomination process as per the terms of the Board diversity policy (the Diversity Policy). In addition, for over 20 years, the Board has determined that it is critical to ensure at least one Board member identified as Indigenous. See “Inclusion and Diversity” for a discussion of the Diversity Policy and how the Board incorporates diversity into the Board selection process.
Pursuant to the policies of the Board, the assessment and selection process is undertaken by the Governance Committee as needed and consists of several considerations, including (i) an inventory of capabilities, competencies, skills, qualities, and attributes of the current Board; (ii) identifying attributes desired to maintain or increase Board effectiveness; and (iii) maintaining an evergreen list of potential Board candidates as well as working with an external recruitment firm, as needed, to ensure a robust recruitment process is followed for each new Board member. The role of the CEO in that process is limited. The Board has determined that the skills and experience of the Board currently map well to Suncor’s business strategy.
The following table lists the experience and skills of the directors standing for election at the AGM. Below the table is a description of each skill and experience.
Management Proxy Circular 2025   Suncor Energy Inc.   C-2

Corporate Governance Summary

Skills and Experience

Name	Energy	Mining	CEO Experience	Finance	Operations	Technology and Innovation	Public Policy / Government Relations	Strategy and Economics	Human Resources and Compensation	EHS	Social Performance	Governance	Risk Management	Global Experience	Capital Markets
Patricia M. Bedient				●		●		●	●	●	●	●	●		●
M. Jacqueline Sheppard	●			●	●		●	●	●	●	●	●	●	●	●
Ian Ashby		●			●	●		●		●			●	●	●
Jane Peverett	●			●			●	●		●		●	●		●
Christopher Seasons	●				●	●	●	●	●	●	●		●		●
Russell Girling	●		●	●	●	●	●	●	●	●	●	●	●	●	●
Lorraine Mitchelmore	●	●			●	●	●	●	●	●	●	●	●	●	●
Daniel Romasko	●			●	●	●		●	●	●		●	●	●	●
Brian MacDonald	●		●	●	●	●		●	●	●		●	●	●	●
Jean Paul (JP) Gladu	●	●					●	●	●	●	●	●	●		
Richard Kruger[(1)]	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●

(1)
Mr. Kruger is the only non-independent director nominee as he is also an executive officer of Suncor.

The above inventory is assessed as required to identify any experience and skills to be added to the Board in light of the Board’s current needs and priorities. The Governance Committee uses this assessment as a key input for identifying selection criteria describing the skills, experiences, qualifications, diversity and personal qualities desired in potential new Board members.
The Governance Committee identifies candidates from a number of sources and utilizes the services of a third-party executive search firm, as necessary, for example to complete reference and background checks on Board candidates. When a vacancy occurs or is pending, the Governance Committee identifies a short list of potential candidates to pursue further. In addition to the factors listed above, the Governance Committee considers whether each candidate can devote sufficient time and resources to
C-3   Management Proxy Circular 2025   Suncor Energy Inc.

their duties as a Board member. The identification of diverse candidates is also a key search criterion in the director selection process. Where it deems appropriate the Governance Committee may recommend that a search be focused on candidates who have certain diverse characteristics in addition to other relevant and needed skills and experience. For example, the Governance Committee sought out and selected J.P. Gladu to ensure the Board continued to include an Indigenous perspective following Mel Benson’s retirement in 2021.
Throughout the process, the Governance Committee provides updates to the Board and solicits input on candidates. Candidates are interviewed by the Chairs of Suncor’s Board committees and other directors as deemed appropriate. The Governance Committee ultimately provides its recommendation on Board candidates to the full Board. Candidates may be appointed by the Board to hold office for a term expiring not later than the close of the next annual meeting of shareholders.
Inclusion and Diversity
Board of Directors. A fundamental belief of Suncor’s Board is that a board comprised of people with diverse points of view can add greater value than a board comprised solely of directors with similar backgrounds. The Board aims to be composed of directors who have a range of perspectives, insights and views in relation to the issues affecting Suncor. The commitment to diversity has been confirmed in the Board’s Diversity Policy, which confirms that the Board should include individuals from diverse backgrounds. This includes, but is not limited to, the representation of those who identify as women, Indigenous peoples, visible minorities, persons with disabilities and 2SLGBTQ+ persons. It also includes consideration of diverse business experience, professional expertise, personal skills, stakeholder perspectives, geographic background, and other diverse experiences or attributes.
The Board ensures that the Diversity Policy is implemented by embedding it into its Selection Process Policy. The Selection Process Policy requires the Governance Committee to conduct periodic assessments to consider the level of representation on the Board of the various attributes enumerated in the Diversity Policy. The Diversity Policy requires that it is reviewed annually to assess its effectiveness in promoting a diverse Board. The Board members also have the opportunity to evaluate, on an annual basis, the effectiveness of the director selection process through the Evaluation Process (as defined herein); see “Annual Evaluation Process” under the heading “Board Tenure and Renewal.”
Through the Diversity Policy, the Board has established a measurable gender diversity goal of 30% for males and females. The Board is proud that, with 36% women currently on the Board, it exceeds the goal in the Diversity Policy as well as the aspirational objective of the 30% Club Canada. Further, following the AGM and assuming that all nominees for director are elected as contemplated in the Circular, four of eleven directors (36%) on the Board will be women and one of the eleven director nominees (9%) is Indigenous. The Board has determined that, at this time, additional inclusion and diversity goals would not be the most effective way of ensuring the Board is composed of individuals with diverse attributes and backgrounds and believes its current make up reflects the principles of diversity set out in the Diversity Policy.
The graphs below show the breakdown of the directors standing for election at the 2025 meeting by gender and age.

Suncor Management. Suncor is committed to building an inclusive, results-oriented and high-performance culture where all members of our team feel safe, valued and respected. This is based on the strongly held belief that through the inclusion of people with diverse genders, backgrounds, cultures, experience and perspectives, we can deliver industry leading performance.
Suncor’s Inclusion & Diversity (I&D) strategy and objectives are sponsored by the Executive Leadership Team and supported by the Inclusion & Diversity Council, comprised of senior leaders from across the business. Suncor does not set formal representation
Management Proxy Circular 2025   Suncor Energy Inc.   C-4

Corporate Governance Summary
targets for executive officer or senior leadership positions; rather, the organization seeks to establish diverse representation in the workplace and at all levels of leadership through barrier-free processes to identify the best-qualified candidates and by providing equitable development opportunities. Suncor weighs several factors in selecting candidates for executive officer and senior leadership positions: the skills and experience required in roles, the skills, experience, and attributes of prospective candidates, and the diverse make-up of the leadership team. As at December 31, 2024, two out of nine members (22%) of Suncor’s executive leadership team, which is comprised of executive officers, are women. One member (11%) of the Executive Leadership Team identifies as a member of a visible minority, and one (11%) identifies as having a disability. Currently, there are no members who identify as Indigenous. Among the 43 senior leaders at Suncor, 14 (33%) are women. Additionally, five senior leaders (12%) are members of a visible minority, one (2%) is Indigenous, and two (5%) identify as persons with a disability.
In 2024, the organization re-affirmed its commitment to inclusion and diversity by updating Suncor’s I&D strategy. This strategy is focused on providing an equitable and inclusive workplace, increasing women’s representation across the workforce and continuing to advance Indigenous workforce representation and development in support of our Indigenous Workforce Development strategy and Journey of Reconciliation. Suncor has six Employee Inclusion Networks that provide input into strategic I&D initiatives, and advance understanding of the unique needs of underrepresented groups and create opportunities for connection and belonging in support of building an inclusive workplace. Throughout 2024, the networks hosted educational events and recognized and celebrated the diversity of our workforce through International Women’s Day, Black History Month, Pride Month, Indigenous Peoples Day, Orange Shirt Day, and International Day for Persons with Disabilities.
Board Tenure and Renewal
The Board’s goal is to be made up of members who have a range of perspectives, insights and views in relation to issues affecting Suncor. In furtherance of that goal, the Board has implemented two primary mechanisms of board renewal: the Retirement Policy; and an annual evaluation process, each of which is described in detail below.
The Board has not adopted term limits for directors as it believes the Retirement Policy and the annual board evaluation process are effective in achieving the appropriate level of renewal of the Board’s membership.
The tenure of directors standing for election at the 2025 meeting can be summarized as follows, with the average director tenure being 3.9 years:
Retirement Policy. The Board has adopted the Retirement Policy, which provides that all directors, other than management directors, must retire from the Board upon completion of their term of office at the annual meeting of shareholders following their 72nd birthday. The Governance Committee, in consultation with the Board Chair, has the authority, under exceptional circumstances, to recommend extension of the term of a Board member if the retirement of such director would not be in the best interests of Board continuity and effectiveness. Any such extension is subject to the approval of the Board.
Annual Evaluation Process. Suncor’s Board Effectiveness Evaluations Policy (Evaluations Policy), reviewed and updated in 2024, establishes an annual process (the Evaluation Process) whereby directors are provided with an opportunity to evaluate the effectiveness of the Board, its committees, the Board Chair, committee Chairs, and individual directors and to identify areas where effectiveness may be enhanced. The results of the Evaluation Process carried out in 2024 confirmed that all directors and committees, and the Board as a whole, effectively fulfilled their roles and responsibilities.
C-5   Management Proxy Circular 2025   Suncor Energy Inc.

The Evaluation Process involves the solicitation of input from individual directors through an annual survey presented in two parts: (i) an evaluation form that explores the directors’ views and solicits feedback on how well they believe the Board and its committees, including their Chairs, are performing (the Board Effectiveness Survey); and (ii) a peer feedback survey (the Peer Survey) that explores the directors’ views and solicits feedback on their assessment of other directors’ performance, including their contributions and participation in Board discussions and debate, accountability, knowledge, experience, demonstration of high ethical standards and communication and persuasion skills. Both surveys also underwent a comprehensive review and update in 2024 to ensure the content is relevant, focused, and in line with governance best practices.
Information obtained from the answers to surveys assists the Board in determining whether any of the Board or committee mandates or Board processes or policies should be revised. The outcome of the process also informs, in part, the Board’s priorities for the year.
Board Effectiveness Review
Confidential responses to the Board Effectiveness Survey are tabulated and analyzed by the Corporate Secretary and presented in a report which is circulated to the Chair of the Governance Committee and Board Chair. Key recommendations of the report are discussed at the Governance Committee. The Chair of the Governance Committee supports the Board Chair in reporting to the full Board on the survey results and action items.
Peer Review
The results of the Peer Survey are consolidated by the Corporate Secretary and provided to the Board Chair. Individual directors receive their personal results.
The Board Chair conducts one-on-one meetings with each director to discuss their peer review results and to receive input on governance, risk and strategy. The Board Chair discusses their own peer review results with the Chair of the Governance Committee. The one-on-one meetings are completed prior to the first Board and committee meetings held in each calendar year. This allows any input provided on governance, risk, and strategy to be incorporated into the action plans arising from the Evaluation Process. Once the peer review meetings are completed, the Board Chair prepares a summary of key items arising from these discussions which are discussed in-camera at the Governance Committee and at the meeting of the full Board.
Terms of Reference
The Board has adopted terms of reference (the Terms of Reference), which serve as the charter of the Board. The Terms of Reference are reviewed by the Board annually. They include a general overview of the Board’s role in Suncor’s governance, a statement of key guidelines and policies applicable to the Board and its committees, and a mandate that describes its major responsibilities, goals and duties.
The full text of the Terms of Reference is set out in Schedule D.
The Board discharges certain of its responsibilities through its four standing committees: the Audit Committee, the Environment, Health, Safety and Sustainable Development (EHS&SD) Committee, the Governance Committee and the Human Resources and Compensation Committee (HR&CC). Each standing committee has a mandate, which it reviews annually and updates as appropriate, which are reviewed annually by the Governance Committee and recommended for approval to the Board. The mandates are available on Suncor’s website. Pursuant to its Terms of Reference the Board may also create ad hoc committees to examine specific issues on behalf of the Board.
The Governance Committee, with input from the Board Chair, makes recommendations to the Board regarding committee appointments. Committee appointment considerations include diversity of backgrounds and director experience relevant to the committee’s key roles.
With limited exceptions, the committees generally do not have decision-making authority; rather, they convey their findings and recommendations on matters falling within their mandates to the full Board.
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Corporate Governance Summary
The committees also have the authority to conduct independent investigations into matters that fall within the scope of their responsibilities and may engage external advisors (as may the full Board or an individual director), at Suncor’s expense, to assist them in fulfilling their mandate.
The Board delegates day-to-day management of Suncor’s business to the CEO and other members of senior management. A management control process policy, adopted by the Board, defines and sets limits on the authority delegated by the Board.
The Board has approved a position description for the CEO, which includes a general description of the role as well as specific accountabilities in the areas of strategic planning, financial results, leadership, safety, government, environment and social relations and management’s relationship with the Board. A copy of the CEO position description is available on Suncor’s website.
The following is a description of some key duties of the Board as set out in the Terms of Reference. For more information, please refer to “Board Committees,” the Terms of Reference, and the mandates of the Board committees available on Suncor’s website.
Ethics. The Terms of Reference require the Board, through the CEO, to establish Suncor’s standards of conduct, including the corporation’s general moral and ethical tone and compliance with applicable laws. The CEO in turn is accountable for setting a high ethical tone and fostering a culture of integrity throughout the organization. The Board plays an active role in ensuring a high standard of corporate ethics and integrity through its oversight of Suncor’s written standards of business conduct (the Code) and compliance program (see Ethical Business Conduct), and through its assessment and evaluation of the performance of the CEO.
Strategic Planning. The Board provides stewardship and oversight of Suncor’s strategic planning process.
The Governance Committee works with management to design the agenda for the annual strategy meeting to ensure that it appropriately reflects a discussion of key strategic issues, initiatives and principal risks.
In 2024 the key topics reviewed at the Board’s annual strategic planning meeting included: the global macro-energy environment; the Canadian energy landscape; Suncor’s near-term goals; key strategic issues; and, mid- and long-term opportunities for value enhancement.
Stakeholder Communications. Suncor has a policy that establishes guidelines for Suncor’s communications with shareholders, investment analysts, other stakeholders, and the public generally. This policy sets out measures to avoid selective disclosure of material information, identifies designated Suncor spokespersons, and establishes internal review processes for key public communications. The Code addresses Suncor’s obligations for continuous and timely disclosure of material information and sets standards requiring directors, officers, employees, and contract workers trading in Suncor shares and other securities to comply with applicable law.
Suncor has disclosure controls and procedures designed to ensure that material information relating to Suncor is made known to our CEO and Chief Financial Officer (CFO) and, as appropriate, the Board. Suncor has a Disclosure Committee, chaired by the Vice President Finance and Controller, and has designed and implemented due diligence procedures to support financial reporting and the certification of financial reports by the CEO and CFO.
Suncor discusses its operations with its shareholders and other stakeholders through a variety of channels, including its periodic financial reports, securities filings, news releases, webcasts, external website, social media posts, briefing sessions, group meetings, and other company publications. Suncor encourages and seeks stakeholder feedback through various channels including corporate communications and investor and community relations programs.
Shareholder Engagement. Suncor recognizes the importance of strong and consistent engagement with its shareholders. The Board is specifically mandated to ensure systems are in place for communication with Suncor’s shareholders and other stakeholders and that these systems are appropriately resourced.
Suncor maintains email and regular mail addresses for stakeholder feedback and questions. In addition, Suncor encourages shareholders to virtually attend Suncor’s annual meeting. Other interested parties may also attend virtually. The annual meeting provides a valuable opportunity to hear directly from, and ask questions to, Suncor’s Board Chair, CEO, CFO, and management about the results of Suncor’s business and operations, as well as its strategic plans. Registered shareholders and duly appointed proxyholders may participate and ask questions at the AGM. Questions can be submitted online in written format or posed orally during the AGM using the “Virtual Mic” feature (see “Meeting Participation, Voting and Proxies: Questions and Answers” on pages 3 to 7 of the Circular).
Suncor’s senior management also holds quarterly conference calls and webcasts with the investment community to review Suncor’s most recently released financial and operating results.
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The Board recognizes that it is also important for the Board to communicate with shareholders, including organizations that represent or advise shareholders (collectively, Interested Parties) on matters of governance, and to that end, has adopted a Shareholder Communication and Engagement Policy (the Engagement Policy). In accordance with the Engagement Policy, Interested Parties may communicate to the Board in writing to express their views on matters that are important to them, by addressing their correspondence to the Board in care of the Corporate Secretary at the address on the back page of the Circular, or via email at: invest@suncor.com, subject line: Attention: Chair of the Board / Chair of [Insert Board Committee Name] c/o Corporate Secretary. The Board has determined that questions or concerns related to the Board and senior management succession processes, executive and Board compensation, Board level corporate governance and other matters that are within the scope of the Board’s supervisory and oversight duties, as set out in its Terms of Reference, may appropriately be addressed to, and by, the Board. In addition, the Engagement Policy recognizes that in certain circumstances it may be appropriate for Board members, generally through the Board Chair or the Chair of a committee, to meet with an Interested Party, and sets out criteria to be considered if the Board receives a meeting request and terms applicable to the conduct of any such meeting.
Members of the Board, and the management team, as appropriate, engage with various corporate governance stakeholders and shareholders to listen to their opinions. This engagement involves dialogue on a number of topics, including: safety, operational performance and reliability, corporate strategy, executive leadership, corporate governance, sustainability strategy and disclosure, and operating results.
Risk Oversight. Suncor is committed to a proactive program of enterprise risk management intended to enable decision-making through consistent identification and assessment of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor. The Board oversees Suncor’s Enterprise Risk Management Program (the ERM Program), and in accordance with the ERM Program, senior management, including the CEO, undertakes an entity-wide process to identify, assess and report on the significant risks to Suncor’s business and management’s strategies to appropriately mitigate such risks. For example, as a result of the ERM Program, the Board and management continues to consider appropriate policies and practices with respect to emerging opportunities and risks of Artificial Intelligence to Suncor’s business.
Each year the Board reviews Suncor’s principal risks. The Governance Committee annually reviews the governance of the ERM Program and ensures each principal risk has an executive sponsor and is mapped to a Board committee or the full Board as appropriate for oversight. The Audit Committee also reviews and approves the appointment of the executive responsible for Suncor’s enterprise risk and internal audit function, who provides reports directly to the Audit Committee regarding internal audit matters.
The following table sets forth Suncor’s principal risks and the Board committee and/or full Board to which each principal risk is mapped for oversight.
Risk Category	Board of Directors	Audit Committee	Governance Committee	EHS&SD Committee
Principal Risk Review	✓		✓

Business Environment	✓	✓

Operational Execution	✓			✓

Government/Regulatory Policy	✓	✓		✓

Carbon Risk	✓

Digital and Cybersecurity	✓	✓

Tailings Management, Dam Integrity and Mine Closure	✓			✓
Carbon Risk (which includes climate-related issues) is considered by the entire Board, on a quarterly basis.
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Corporate Governance Summary
For a detailed explanation of the material risks applicable to Suncor and its businesses, see “Risk Factors” in Suncor’s AIF, filed under Suncor’s profile at www.sedarplus.ca.
Succession Planning and Monitoring/Evaluating Senior Management. The Board ensures the continuity of executive management by appointing a CEO and overseeing succession planning. The Board has a robust CEO and executive leadership succession process, which emphasizes the proactive development of internal candidates, to support Suncor’s long term success. The Board is assisted in its oversight of CEO succession by the Governance Committee and the HR&CC. The Governance Committee assists with governance of the leadership succession planning process. The HR&CC ensures that appropriate executive succession planning (for both planned and unplanned events) and performance evaluation processes (including development and career planning) are in place and operating effectively. The HR&CC also reviews significant changes to the organization’s structure as they arise and the impact these changes have on executive roles.
The HR&CC annually reviews the succession planning process and internal candidate evaluations and development planning for the CEO and other executive leadership positions, and reports to the Board on these matters. As part of this process, the CEO, supported by the Chief Human Resources Officer, reviews candidates for the CEO and other executive leadership positions with the HR&CC and the Board.
The Board also reviews Suncor’s processes for identifying successors for its vice presidents, and other key leadership roles within the organization. Successors are identified using a process that rigorously assesses leadership capability and aptitude and potential for increased levels of responsibility. This includes evaluation on multiple criteria, including past performance, personal aspiration, engagement, adaptability, experience and capabilities. For a discussion of how Suncor considers diversity in this process, see “Inclusion and Diversity.”
The Board encourages the CEO to expose the Board to Suncor’s executives and potential candidates, both for succession planning and career development and to provide the Board with a broader perspective on issues relevant to Suncor. Directors are provided with opportunities to meet with Suncor employees through attendance at events hosted by Suncor or when they visit Suncor’s facilities.
The HR&CC assists the Board in monitoring the CEO’s performance by conducting an annual performance review against predetermined goals and criteria (including the goal of succession planning). The HR&CC also reviews with the CEO the performance of his direct reports.
Expectations and Responsibilities of Directors. The Terms of Reference, supplemented by a Board approved accountability statement for directors, identify the key expectations of Board members. These documents are available on Suncor’s website.
Directors are required to devote sufficient time, effort and energy to their role as a Suncor director in order to effectively discharge their duties to Suncor. Pursuant to the Terms of Reference, Audit Committee members must not be members of the audit committees of more than two other public companies, unless the Board determines that simultaneous service on a greater number of audit committees would not impair the member’s ability to effectively serve on Suncor’s Audit Committee.
Internal Controls. The Board is mandated to ensure processes are in place to monitor and maintain the integrity of Suncor’s internal controls and management information systems. The Audit Committee assists the Board in this regard and monitors the effectiveness and integrity of Suncor’s financial reporting, management information, internal controls of business processes and internal audit function (excluding operations integrity audit matters, which are specifically within the mandate of the EHS&SD Committee).
The Audit Committee exercises general oversight over the internal audit function. The appointment or termination of the executive responsible for internal audit is approved by the Audit Committee. This individual has a direct reporting relationship with the committee and meets with it, in the absence of other members of management, at least quarterly. The Audit Committee also reviews any recommended appointee to the position of CFO.
Board Committees
In addition to the responsibilities described elsewhere in this Schedule, the following provides a brief summary of the key functions, roles and responsibilities of Suncor’s Board committees. The complete text of the mandate of each Board committee is available on Suncor’s website.
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Governance Committee. The Governance Committee assists the Board in matters related to: general corporate governance, the corporate strategy role of the Board, risk management process governance, CEO succession process governance, Board succession, performance and compensation as well as corporate ethics, standards, and compliance (see “Ethics”, “Strategic Planning”, and “Risk Oversight” under the heading “Terms of Reference”).
In its governance role, the Governance Committee is mandated to determine Suncor’s overall approach to governance issues and key corporate governance principles. In doing so, it closely monitors emerging best practices in governance. In addition, the Corporate Secretary, or her delegate, attends conferences and meetings on governance and updates the committee on developing trends and practices. Suncor also reviews recommendations of governance and shareholder advisory organizations and periodically participates in benchmarking studies undertaken by such organizations to assess its governance practices. The corporation’s legal function monitors changes in law, administrative policy and stock exchange requirements relating to governance, and provides updates to the Governance Committee.
The Governance Committee reviews and reports to the Board on directors’ compensation. The Governance Committee has developed guidelines for director compensation based on, among other factors, directors’ roles and responsibilities and an analysis of the competitive position of Suncor’s director compensation program. The Governance Committee reviews the competitiveness and form of Board compensation and makes recommendations to the full Board on Board compensation and share ownership guidelines for directors. The Board sets director compensation based upon these recommendations.
Audit Committee. The Audit Committee assists the Board in matters relating to Suncor’s external auditors and the external audit process, oil and natural gas reserves reporting, financial reporting and related public communication, and certain other key financial matters. The Audit Committee also assists the Board in matters relating to internal controls of Suncor’s business and financial processes and the internal audit function (see “Internal Controls,” under the heading “Terms of Reference”).
The Audit Committee plays a key role in relation to Suncor’s external auditors. It initiates and approves their engagement (including fees) or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures.
The Audit Committee reviews, with management and external auditors, and as appropriate approves, significant financial reporting matters, the conduct and results of the annual audit and significant finance and accounting policies and other financial matters. The Audit Committee also reviews Suncor’s annual and quarterly financial statements, annual and quarterly MD&A and AIF/Form 40-F. The Audit Committee approves quarterly financial statements and quarterly MD&A through authority delegated by the Board and makes recommendations to the Board with respect to approval of the annual disclosure documents.
The Audit Committee plays a key oversight role in the evaluation and reporting of Suncor’s oil and natural gas reserves. This includes review of Suncor’s procedures relating to reporting and disclosure, as well as those for providing information to Suncor’s independent reserves evaluators. The Audit Committee approves the appointment and terms of engagement (including fees) of the reserves evaluators, and reviews their qualifications, performance and independence and any changes in their appointment.
Suncor’s reserves data and report of the independent reserves evaluators are annually reviewed by the Audit Committee prior to approval by the full Board.
The Audit Committee reviews Suncor’s policies and practices with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. It also reviews the assets, financial performance, funding strategy and status of Suncor’s pension plans and any audits conducted of Suncor’s standards of business conduct compliance program (see “Ethical Business Conduct”).
Members of the Audit Committee are required to be financially literate. All of Suncor’s directors, including all members of the Audit Committee, are considered financially literate. In addition, at least one member of the Audit Committee must be determined by the Board to be an “audit committee financial expert.” The Board has determined Ms. Bedient and Ms. Peverett to be such experts. The criteria for assessing the financial literacy of directors, and whether they qualify as an “audit committee financial expert,” are set out in the Terms of Reference.
For additional information about Suncor’s Audit Committee, including the Audit Committee Mandate and Pre-approval Policies and Procedures, see “Audit Committee Information” in Suncor’s AIF, filed under Suncor’s profile at www.sedarplus.ca.
Environment, Health, Safety and Sustainable Development Committee. The EHS&SD Committee reviews the effectiveness with which Suncor meets its obligations and achieves its objectives pertaining to the environment, health, safety and sustainable development. This includes the effectiveness of management’s establishment and maintenance of appropriate EHS&SD policies as well as monitoring the adequacy and effectiveness of Suncor’s Operational Excellence Management System (an overarching framework to manage operational risk), and related business processes. The EHS&SD Committee also monitors management’s
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Corporate Governance Summary
performance and emerging trends and issues in these areas. In fulfilling its role, the EHS&SD Committee reviews management stewardship reports as well as the findings of significant external and internal environmental, health and safety investigations, assessments, reviews and audits.
Public disclosure documents that report on Suncor’s sustainability progress, plans and performance objectives are also reviewed by the EHS&SD Committee.
The EHS&SD Committee assists the Board in matters pertaining to the integrity of Suncor’s physical assets, by monitoring the adequacy of Suncor’s internal controls as they relate to physical site security, operational risks of its physical assets and matters of environment, health, safety and sustainable development. The EHS&SD Committee was regularly engaged in the oversight of the corporation’s development of extensive safety and reliability improvement plans.
The EHS&SD Committee also reviews and advises the Board (and the HR&CC for the purposes of executive incentive plans) regarding the safety and environment-related performance goals, metrics and targets. On the recommendation of the EHS&SD Committee, in 2024 Suncor continued to allot a portion of LTI awards for CPSUs. The CPSUs will vest based on progress towards our commitment to reduce annual greenhouse gas emissions.
Human Resources and Compensation Committee. The HR&CC assists the Board by annually reviewing the performance of the CEO and recommending his total compensation to the full Board. The corporate objectives for which the CEO is responsible are set annually by the Board in consultation with the HR&CC and the Board Chair. The HR&CC annually reviews the CEO’s performance against these objectives and against the key accountabilities of his position, as set out in the CEO’s position description. The HR&CC reports its assessment to the full Board which ultimately approves CEO compensation.
The HR&CC also reviews annually the CEO’s evaluation of the other senior executives within the organization and approves their total compensation. For more information about the HR&CC and the process and criteria for determining the CEO’s total compensation, see “Compensation Discussion and Analysis” in the Circular. See also “Succession Planning and Monitoring/Evaluating Senior Management,” under the heading “Terms of Reference.”
In addition, the HR&CC oversees management of the impact of workforce changes and reviews corporate plans and processes for equity, inclusion and diversity.
C-11   Management Proxy Circular 2025   Suncor Energy Inc.

Board and Committee Meetings
The following provides details about Board and committee meetings held during 2024 and the attendance of the directors at these meetings.
Board and Committees	Number of Meetings Held in 2024
Board	6

Audit Committee	6

EHS&SD Committee	4

Governance Committee	5

HR&CC	5
Number of Meetings and Number of Meetings Attended in 2024
Director	Board	Audit Committee	EHS&SD Committee	Governance Committee	HR&CC	Committees (total)	Overall Attendance
Ian R. Ashby	5/6 (83%)	1/2	4/4		3/3	8/9 (89%)	13/15 (87%)

Patricia M. Bedient	6/6 (100%)	6/6 (Chair)		5/5		11/11 (100%)	17/17 (100%)

Russell Girling(1), (2)	6/6 (100%)		1/1		2/2	3/3 (100%)	9/9 (100%)

Jean Paul ( JP) Gladu	6/6 (100%)			5/5	5/5	10/10 (100%)	16/16 (100%)

Dennis M. Houston(3)	3/3 (100%)		1/1		2/2	3/3 (100%)	6/6 (100%)

Richard M. Kruger(2)	6/6 (100%)					N/A	6/6 (100%)

Brian MacDonald	6/6 (100%)	2/2		5/5	3/3 (Chair)	10/10 (100%)	16/16 (100%)

Lorraine Mitchelmore	6/6 (100%)	6/6	4/4 (Chair)			10/10 (100%)	16/16 (100%)

Jane L. Peverett	6/6 (100%)	6/6		5/5		11/11 (100%)	17/17 (100%)

Daniel Romasko	6/6 (100%)	6/6	4/4			10/10 (100%)	16/16 (100%)

Christopher R. Seasons	6/6 (100%)		4/4		5/5	9/9 (100%)	15/15 (100%)

M. Jacqueline Sheppard	6/6 (100%)			5/5 (Chair)	5/5	10/10 (100%)	16/16 (100%)

Michael M. Wilson(4)	3/3 (100%)					N/A	3/3 (100%)

(1)
Mr. Girling was appointed Chair of the Board, effective March 15, 2024, after which point his attendance is only recorded for meetings of the Board.

(2)
Messrs. Kruger and Girling are not members of any standing committee and therefore their attendance is only recorded for meetings of the Board. However, throughout the year, Mr. Kruger attended certain committee meetings on a non-voting basis at the invitation of the committees in his capacity as an officer of Suncor. In 2024, Mr. Girling also, in his capacity as Board Chair and on a non-voting basis, attended such meetings of the committees of the Board as he determined appropriate.

(3)
Mr. Houston retired in accordance with the retirement policy and did not stand for re-election at the 2024 annual meeting, therefore his attendance is only recorded for meetings up to May 7, 2024.

(4)
Mr. Wilson retired in accordance with the retirement policy and did not stand for re-election at the 2024 annual meeting, therefore his attendance is only recorded for meetings up to May 7, 2024.

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Corporate Governance Summary
Orientation and Continuing Education
Each new member of the Board participates in a formal orientation program. The orientation program includes in-person meetings with senior management on key operational, environmental, business, financial and legal topics central to Suncor’s business and operations. The orientation program also focuses on the role of the Board, its committees and its directors and the nature and operation of Suncor’s business.
A directors’ handbook, containing information about the Board and Suncor, including Suncor’s core governance documents, is made available to each director upon joining the Board. The handbook is continuously updated and is available for viewing by directors through a secure directors’ portal.
Presentations and tours at the sites of Suncor’s principal operations are provided to directors on a periodic basis, often in conjunction with Board meetings, for the purpose of directly acquainting directors with Suncor’s operations and the communities in which they are located.
The Governance Committee oversees the Board’s continuing education program. In conjunction with Board meetings, management and, from time to time, external experts present focused information to directors on topics pertinent to Suncor’s business, including: significant emerging risks or issues; changes to the legal, regulatory or industry environment; and, opportunities presented by new technologies.
The Board’s Director Continuing Education Policy underscores Suncor’s recognition of learning and education as key elements of continued board effectiveness. As reflected in the policy, Suncor encourages directors to engage in continued maintenance and upgrading of their skills and provides supports for directors to enroll in courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on the Board. Suncor may also purchase memberships upon request for directors in either the Institute of Corporate Directors or the National Association of Corporate Directors to allow them to access additional educational opportunities offered by those organizations such as conferences, presentations and seminars.
C-13   Management Proxy Circular 2025   Suncor Energy Inc.

During 2024, the independent directors of the Board and Board committees participated in presentations and received educational information on a variety of topics, including those set out in the table below:
Event/Topic	Attended by
2024 Atlantic Indigenous-Led Energy Symposium – Benefits of Indigenous Partnerships on Energy Projects	JP Gladu
Annual Significant Risks and Estimates and new accounting standards update	Audit Committee
Artificial Intelligence and Digital	Jacqueline Sheppard
Artificial Intelligence (AI) Presentation	Audit Committee
Annual Carbon Risk Review	Board
Annual Cyber Security Update	Audit Committee
Annual Enterprise Strategy Review including Climate Risk, Decarbonization and Implications for Suncor’s Business	Board
Annual Physical Security Update	Audit Committee
Annual Principal Risk Review	Board
Annual Report of the Suncor Energy Pension Committee	Board
Canadian Council for Aboriginal Business – 40th Anniversary Event Panel	JP Gladu
Company, Competitor and Industry News Updates	Board
Deloitte – Navigating the Tensions of Scaling AI	Lorraine Mitchelmore Jane Peverett
First Nations Major Projects Coalition / Clean Energy BC – Electrification Webinar	JP Gladu
Fort Hills Site Visit	Ian Ashby Patricia Bedient Lorraine Mitchelmore JP Gladu Chris Seasons Brian MacDonald Jacqueline Sheppard Dan Romasko
Houston Trading Office Visit	Dan Romasko
ICD – Scope 3 Emissions – Chapter Zero	Lorraine Mitchelmore Jane Peverett
Industry Analysts Update	Board
Inclusion Starts With Me	Chris Seasons Jacqueline Sheppard Jane Peverett
Indigenous Awareness at Suncor	Ian Ashby Jacqueline Sheppard Dan Romasko
Ivey Business School Impact Live webinar – Leading ESG	JP Gladu
Ivey Business School Roundtable – The Promise of ESG and Its Discontents: How can Character and Purpose in Leadership Make A Difference?	JP Gladu
Leadership Succession	Jacqueline Sheppard
NACD – Governance Outlook 2024	Patricia Bedient
NACD – What CISO’s Want Boards to know	Patricia Bedient
NACD – Individual Director Evaluations	Patricia Bedient
OFNEDA 2024 Conference – Emerging Market Opportunities –	JP Gladu
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Corporate Governance Summary
Event/Topic	Attended by
Ontario First Nations Economic Developers Association – Inaugural Neeganii-Lishawin Gathering 2024	JP Gladu
Prospectors & Developers Association of Canada – Vale Panel – Financing critical minerals and Indigenous economic reconciliation	JP Gladu
Prospectors & Developers Association of Canada – NRCan Procurement Panel	JP Gladu
Quarterly Environment, Health, Safety & Sustainability Updates	EHS&SD Committee
Reliability Review	Board
Standards of Business Conduct Training	Board
The Canadian Minerals and Metals Plan – Webinar on Indigenous Procurement in Mining	JP Gladu
Ethical Business Conduct
Sound, ethical business practices are fundamental to Suncor’s business. Suncor’s standards for the ethical conduct of our business are set forth in the Code, which applies to Suncor’s directors, officers, employees and contract workers. The Code requires compliance with legal requirements and Suncor’s values. Topics addressed in the Code include competition and trade relations, conflicts of interest and the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities of Suncor, communications to the public, improper payments, respectful workplace standards, accounting, reporting and business controls. The President & CEO delivers a clear message that all representatives of Suncor are expected to conduct business in a safe, fair, honest, respectful and ethical manner.
The Code is supported by detailed policies and an annual compliance program. All Directors, officers, employees and contract workers are required annually to complete an annual affirmation process.
Suncor also has a supplier code of conduct that highlights the values that are important to Suncor and is a guide to the standard of behavior Suncor expects of all suppliers, contractors, consultants and other third parties with whom Suncor does business. The supplier code of conduct addresses topics such as safety, human rights, harassment, bribery and corruption and confidential information, among others. Compliance with the supplier code of conduct is a standard term of all Suncor supply chain contracts.
The Board exercises stewardship over the Code in several respects. Suncor’s internal auditors audit the compliance program at least once every three years and the leader responsible for internal audit, who has a direct reporting relationship with the Audit Committee, reports on the audit to that committee. Further, the Board has appointed a Chief Compliance Officer who reviews Suncor’s Ethics and Compliance Programs and related matters with the Governance Committee on an annual basis.
Moreover, at least once annually, the Code is reviewed and if appropriate, updated and management reports to the Governance Committee annually on this process. The Governance Committee reviews any changes and ensures the Code continues to reflect Suncor’s commitment to ethics and integrity, and addresses related legal requirements. Any waivers of Code requirements for Suncor’s executive officers or members of the Board must be approved by the Board and disclosed. No such waivers were granted in 2024.
Suncor encourages employees to raise ethical concerns with Suncor management through any of: Suncor’s legal, corporate security, human resources or internal audit departments, without fear of retaliation.
In addition, Suncor’s “Integrity Hotline” provides a means for Suncor employees to raise issues of concern anonymously, with a third-party service provider. The Integrity Hotline is available 24 hours a day, seven days a week. Any issues of a serious nature are investigated pursuant to Suncor’s internal investigations policy and protocols. The Audit Committee receives regular updates on activities relating to the Integrity Hotline. A committee comprised of senior leaders from Legal Affairs, Human Resources and Environment, Health and Safety is responsible for ensuring that all alleged Code violations are investigated.
Suncor provides additional specialized training for employees for matters governed by the Code where it is determined such training would be necessary or beneficial. For example, certain employees directly involved with Suncor’s international and
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offshore operations are required to periodically attend focused workshops, which address, among other items, compliance with sanctions and anti-bribery and anti-corruption legislation and best practices for operating in international jurisdictions where Suncor operates. In addition, certain employees in Suncor’s downstream operations receive training focused on competition and anti-trust issues.
Conflicts of Interest and Related Party Transactions
The Board has a policy relating to directors’ conflicts of interest, including related party transactions. Pursuant to this policy, directors are required to maintain with the Corporate Secretary a current list of all other entities in which they have a material interest,(1) or on which they serve as a director, trustee or in a similar capacity. This list is made available to all directors through the directors’ portal. Directors must immediately advise the Corporate Secretary of any deletions, additions or other changes to any information in their declaration of interest.
If the change involves a change in the director’s principal occupation or an appointment as director, officer or trustee of any for-profit or not-for-profit organization, the director must also provide prior notification to the Board Chair, who will determine whether the change would be inconsistent with the director’s duties as a member of the Board. In appropriate circumstances, the director’s resignation may be required.
The policy sets out clear procedures applicable in the event conflicts arise. If a director is a party to, or has an interest in any party to, a contract or transaction before the Board (regardless of the materiality of the contract or transaction), the director must immediately advise the Board Chair or the particular committee Chair. The director’s conflict or potential conflict is recorded in the minutes of the meeting and the director is required to absent himself or herself from the meeting for any material discussions or deliberations concerning the subject matter of the contract or transaction. The director is required to abstain from voting on any resolution in respect of such contract or transaction.
The Corporate Secretary ensures that directors do not receive Board materials in situations where the subject matter of those materials could involve an actual or potential conflict of interest.
This approach is consistent with the requirements of the Canada Business Corporations Act. In addition, the Governance Committee annually ascertains and reviews related party transactions in conjunction with making director independence determinations. As part of the Board’s independence analysis, directors complete questionnaires that include information regarding related party transactions and Suncor completes internal searches on payments to and from entities in which directors have a material interest or sit as a director, trustee or in a similar capacity (see “Board of Directors – Composition and Independence”).
Compliance with NYSE Standards
Suncor’s corporate governance practices meet or exceed all applicable Canadian Requirements and SEC Requirements.
Except as disclosed below, Suncor’s corporate governance practices are in compliance with NYSE Standards in all significant respects.
•
Approval of Equity Compensation Plans. Suncor is not required to and does not comply with Section 303A.08 of the NYSE Listed Company Manual which requires shareholder approval of all equity compensation plans and any material revisions thereto, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market. The TSX rules, which Suncor complies with, only require shareholder approval for certain of Suncor’s equity compensation plans in accordance with a specific amendment provision, as approved by shareholders at the 2007 annual and special meeting and by the TSX. See “Summary of Incentive Plans” on page 48 of the Circular.

•
Independence Standards. The Board is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of “independence” as set forth in the Canadian Requirements (specifically National Instrument 52-110 – Audit Committees) and SEC Requirements (specifically Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended). The Board has not adopted, and is not required to adopt, the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual, including with respect to its audit committee and compensation committee. The Board has not adopted, nor is it required to adopt, procedures to implement Section 303A.05(c)(iv) of the NYSE’s Listed Company Manual in respect of compensation committee advisor independence.

(1)
As set forth in the conflict of interest policy, a director is considered to have a material interest in an entity if he or she is a director or officer of that entity, performs an executive function for the entity or has some other material interest in the entity. A director who beneficially holds less than 5% of the outstanding securities of any publicly traded entity and who does not derive any other benefit from such entity not available to other public security-holders, shall not be considered to hold a material interest in such entity.

Management Proxy Circular 2025   Suncor Energy Inc.   C-16

Board Terms of Reference
Schedule D: Board Terms of Reference
Part I: Overview
The Canada Business Corporations Act (the “Act”), the governing statute of Suncor Energy Inc. (“Suncor” or the “corporation”), provides “that the directors shall manage or supervise the management of the business and affairs of a corporation….” In practice, as a Board of Directors cannot “manage” a corporation such as Suncor in the sense of directing its day-to-day operations, the overarching role and legal duty of Suncor’s Board of Directors is to “supervise” the management of Suncor’s business and affairs. Accordingly, the Board of Directors oversees development of the overall strategic direction and policy framework for Suncor. This responsibility is discharged through Board oversight of Suncor’s management, which is responsible for the day-to-day conduct of the business. The Board, through the Chief Executive Officer (“CEO”), sets standards of conduct, including the corporation’s general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business in the best interests of the corporation.
In general, then, the Board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor’s business and affairs are managed. In this way, the Board assumes responsibility for the stewardship of the corporation. Specific responsibilities which facilitate the discharge of the Board’s stewardship responsibilities include: the strategic planning process, risk identification and management, ensuring that effective stakeholder communication policies are in place, and ensuring the integrity of internal controls and management information systems. These responsibilities, and others, are addressed in more detail in the Board’s Mandate, comprising Part IV of these Terms of Reference.
The Board of Directors discharges its responsibilities with the assistance of Board committees. The committees advise and formulate recommendations to the Board, but do not, except in limited and specifically identified circumstances, have the authority to approve matters on behalf of the Board of Directors. General guidelines relating to Board committees comprise Part III of these Terms of Reference. In addition, each committee has a written mandate, setting out the scope of its operations, and its key roles and responsibilities. Position descriptions of the Board Committee Chairs and the Board Chair set out the related principles, framework and accountabilities for those key roles in Suncor’s Board governance.
The CEO of Suncor is delegated the responsibility for the day-to-day management of the corporation and for providing the corporation with leadership. The CEO discharges these responsibilities by formulating corporation policies and proposed actions, and, where appropriate, presenting them to the Board for approval. The corporation’s Management Control Process Policy explicitly identifies actions that have been specifically delegated to the CEO, and those which are reserved to the Board of Directors. In addition, the Board has plenary power, and has the power to specify and modify the authority and duties of management as it sees fit with a view to Suncor’s best interests and in accordance with current standards. The Act also identifies certain matters which must be considered by the Board as a whole and may not be delegated to a committee or to management. These matters include:
•
any submission to the shareholders of a question or matter requiring the approval of the shareholders;

•
the filling of a vacancy among the directors or in the office of the external auditor;

•
the manner of and terms for the issuance of securities;

•
the declaration of dividends;

•
the purchase, redemption or any other form of acquisition of shares issued by the corporation;

•
the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the corporation from the corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•
the approval of management proxy circulars;

•
the approval of any take-over bid circular or directors’ circular;

•
the approval of the audited annual financial statements of the corporation; and

•
the adoption, amendment or repeal of by-laws of the corporation.

One of the key stewardship responsibilities of the Board is to approve the corporation’s goals, strategies and plans, and the fundamental objectives and policies within which the business is operated and evaluate the performance of executive management. Once the Board has approved the goals, strategies and plans, it acts in a unified and cohesive manner in supporting and guiding the CEO. The CEO keeps the Board fully informed of the progress of the corporation toward the achievement of its
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goals, strategies and plans, in a timely and candid manner, and the Board of Directors continually evaluates the performance of executive management toward these achievements.
Part II: Board Guidelines
The following have been adopted by the Board as the guidelines applicable to the Board and its operations:
•
These Terms of Reference for the Board of Directors (which include the Board Guidelines, Committee Guidelines, Board Mandate and Board Forward Agenda, setting out the important issues that must be addressed by the Board of Directors annually), and the mandates and forward agendas of the Board committees, constitute the charters of the Board and committees respectively, and are reviewed by the Board annually and updated as deemed appropriate. These charters are supplemented by the position descriptions for the Board Chair and Board Committee Chairs, as well as the Director Accountability Statement.

•
The CEO is responsible for leading the development of long-range plans for the corporation, including its goals and strategies. The Board, both directly and through its committees, participates in discussions of strategy, by responding to and contributing ideas. The Board annually reviews the corporation’s annual business plan (including the annual capital budget), and in so doing endorses the strategies as reflected in the corporation’s long-range plan.

•
The Board believes that the appropriate size for the Board is between 10 and 14 members.

•
Directors stand for re-election annually.

•
The Board maintains a Mandatory Retirement and Change of Circumstance Policy and reviews the policy periodically to ensure it continues to serve the corporation’s best interests. The Board maintains a policy permitting directors to retain outside advisors at the expense of the corporation, subject to the written approval of any of the Board Chair, the Chair of the committee proposing to retain outside advisors, or the Governance Committee. In exercising their approval authority, the Board Chair, Board Committee Chair or Governance Committee, as the case may be, will establish, on a case by case basis, reasonable monetary limits and other controls as deemed appropriate.

•
In order to support the alignment of directors’ interests with those of Suncor’s shareholders, directors shall own during the term of their directorship within five years of being appointed or elected to the Board, a minimum value of Suncor common shares, DSUs or any combination thereof, as determined annually by the Governance Committee.

•
The Board should be comprised of a majority of independent directors. The Board has defined an independent director in written independence criteria, based on definitions under applicable law.(1) On an annual basis, the Board of Directors shall consider and affirmatively determine whether each individual director is independent, in accordance with the criteria.

•
The membership of the CEO on the Board of Directors is valuable and conducive to effective decision making. However, there should be no more than three inside directors on the Board of Directors.(2)

•
The Board supports the separation of the role of Chair from the role of CEO.

•
The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which includes the performance of the business and the accomplishment of the CEO’s qualitative and quantitative objectives as established at the beginning of each fiscal year of the corporation, and the creation and fostering within the corporation of a culture of integrity.

•
The Board Chair will work with the CEO to establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Whenever feasible, important issues should be dealt with over the course of two meetings. The first such meeting would allow for a thorough briefing of the Board, and the second would allow for final discussion and a decision.

•
The Board will hold at least five meetings per year, one of which shall be principally devoted to strategy. An additional meeting shall be scheduled for approval of the annual proxy circular, annual information form and other annual disclosure documents, as necessary.

•
Whenever feasible, the Board will receive materials at least one full week in advance of meetings. Presentations on specific subjects at Board meetings will only briefly summarize the material sent so discussion at the meeting can focus on questions and issues. Directors are expected to have reviewed these materials prior to attendance at Board and committee meetings

(1)
Suncor’s corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the Canadian Requirements) and the U.S. Securities and Exchange Commission (SEC), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the SEC Requirements).

(2)
An inside director is an officer (other than an officer serving as such in a non-executive capacity) or employee of the corporation.

Management Proxy Circular 2025   Suncor Energy Inc.   D-2

Board Terms of Reference
and are expected to be prepared to engage in meaningful discussion and provide considered, constructive and thoughtful feedback and commentary at meetings.
•
Board meeting dates will be established sufficiently in advance (at least one year and longer if practical) to minimize conflict with other commitments on directors’ schedules. Directors are accordingly expected to make every reasonable effort to attend all meetings of the Board and its committees, if not in person, then by telephone or other electronic means.

•
While the Board does not restrict the number of public company boards that a director may serve on, each director should ensure that he or she is able to devote sufficient time and energy to carrying out their duties effectively.

•
The Board encourages the CEO to bring other executives into Board meetings. The presence of such executives is expected to bring additional insights into the discussions, because of the executives’ personal involvement in, and knowledge of, specific agenda items. The benefit of exposing the Board to other executives, for succession planning and career development purposes, is recognized.

•
The Board is responsible for selecting its own members, and for assessing the performance of individual directors, as well as the effectiveness of Board committees and the Board of Directors as a whole. The Board delegates management of the selection processes to the Governance Committee. The selection process includes consideration of the competencies and skills the Board, as a whole, should possess, against those of existing directors, and a consideration of the competencies and skills each new nominee will bring to the Board, as well as their ability to devote sufficient time and attention to fulfilling the role of director. Board members should also represent a diversity of backgrounds, experience and skills. The Board has adopted a Board Diversity Policy and a Selection Process for New Members Policy, which support this principle and ensure that diversity is a consideration in director selection. The Board ultimately determines nominees that will be included in the corporation’s management proxy circular.

•
The outgoing Chair of the Board, or in the absence of the outgoing Chair, a director elected by resolution of the Board, shall manage the process of selecting a new Chair by seeking nominations, determining the willingness of each nominee to take on the role of Chair of the Board, and preside over the selection process.

•
Succession and management development plans will be reviewed by the Human Resources & Compensation Committee and reported on annually to the Board.

•
During each Board meeting, the Board of Directors shall meet on an “in-camera” basis without management. Such in-camera meetings shall be presided over by the independent Board Chair. In addition, at least once annually, the independent directors will meet in the absence of both management and non-independent directors.

•
From time to time the Board will visit a Suncor location other than Calgary. The purpose is to facilitate continual exposure of Board members to the corporation’s operations and the communities in which they are carried out.

Part III: Committee Guidelines
•
The Board has four standing committees: the Audit Committee, the Governance Committee, the Human Resources and Compensation Committee (“HR&CC”), and the Environment, Health, Safety & Sustainable Development Committee (“EHS&SD”). From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board. Each standing committee maintains a written mandate and reviews that mandate annually. Any recommendations to amend committee mandates are reviewed by the Governance Committee for recommendation to the Board of Directors.

•
The Governance Committee, with input from the Board Chair, plans Board committee appointments (including the designation of a committee Chair) for recommendation to and appointment by the Board. The committees shall be reconstituted annually following the annual meeting of shareholders at which directors are elected by the shareholders of the corporation. In accordance with the corporation’s By-laws, unless otherwise determined by resolution of the Board of Directors, a majority of the members of a committee shall constitute a quorum for meetings of committees.

•
Each committee shall be comprised of a minimum of three and a maximum of six directors. Each committee shall have a non-member Secretary who may be a member of management of the corporation. The Chair of each committee, in consultation with the committee Secretary, shall determine the agenda for each committee meeting.

•
The Board supports the principle that committee Chairs should be rotated regularly while preserving continuity.

•
Except where otherwise specified in these terms of reference or in the corporation’s By-laws, each committee shall have the power to determine its own rules of procedure.

D-3   Management Proxy Circular 2025   Suncor Energy Inc.

•
The Audit Committee will consist entirely of outside, independent directors.(3) In addition, all members of the Audit committee must be, in the judgment of the Board of the Directors, financially literate,(4) and at least one member of the Audit Committee must be an audit committee financial expert.(5)

•
In general, Audit Committee members will not simultaneously be members of the Audit Committee of more than two other public companies, unless the Board of Directors affirmatively determines that simultaneous service on a greater number of audit committees would not impair the member’s ability to effectively serve on Suncor’s Audit Committee. Any such determination by the Board of Directors shall be disclosed in the corporation’s management proxy circular.

•
The HR&CC will consist entirely of outside, independent directors.

•
The Governance Committee shall consist entirely of outside, independent directors.

•
The Board Chair, by standing invitation, is considered an ex-officio of the Board standing committees of which he or she is not a listed member.

•
During each committee meeting, the committee shall meet on an “in-camera” basis without management. Such in-camera meetings shall be presided over by the Chair of the committee, if an independent director, or other committee member who is an independent director, as selected by the independent directors on the committee.

Part IV: Mandate of the Board of Directors
Goals of the Board. The major goals and responsibilities of the Board are to:
•
Establish policy direction and the fundamental objectives of the corporation;

•
Supervise the management of the business and affairs of Suncor;

•
Ensure the corporation has an effective strategic planning process;

•
Identify the principal risks of Suncor’s business, and ensure that there are systems in place to effectively monitor, manage and mitigate these risks;

•
Annually endorse the strategies reflected in Suncor’s long-range plan, which takes into account, among other things, the opportunities and risks of the corporation’s business;

•
Protect and enhance the assets of the owners of the corporation and look after their interests in general;

•
Ensure the continuity of the corporation by assuming responsibility for the appointment of and succession to the office of the CEO, enforcing the articles and by-laws and by seeing that an effective Board is maintained;

•
Make certain decisions that are not delegable, such as the declaration of dividends; and

•
Provide leadership and direction for the corporation in establishing and maintaining a high standard of corporate ethics and integrity.

Major Duties. The major duties of the Board are to:
1.
Foster the long-term success of Suncor. Commit to the enterprise and acknowledge that the best interests of Suncor and its shareholders must prevail over any individual business interests of the members of the Board. Represent and safeguard the interests of all shareholders while recognizing that the interests of employees, customers, suppliers, and especially the general public must also be taken into account for the enterprise to continue being able to serve its owners. Monitor and work to improve return on, security of, and prospects for enhancement of the value of shareholder investment.

2.
Determine and control in broad terms the purposes, goals, activities and general characteristics of Suncor. These duties range from establishing objectives, scope of operations, and fundamental strategies and policies and annually approving Suncor’s capital budget and endorsing the strategies reflected in its long-range plan, to declaring dividends, approving major capital investments, mergers and acquisitions, the issuance or retirement of stock, and other specific actions that are likely to have a substantial effect on the corporation or that the Board is legally required to take.

3.
Review with management the mission of the corporation, its objectives and goals, and the strategies whereby it proposes to achieve them. Monitor the corporation’s progress toward its goals and plans, and assume responsibility to revise and alter the corporation’s direction where warranted.

4.
Appoint a CEO, monitor and evaluate his or her performance, provide for adequate succession to that position, and replace

(3)
See note (2) above

(4)
See Appendix A

(5)
See Appendix A

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Board Terms of Reference
the CEO when appropriate. Appoint the other officers of the corporation, and in respect of the senior officers, monitor their performance, ensure there is adequate succession to their positions, and ensure that they are replaced when appropriate.
5.
Ensure that the CEO is providing for achievement of acceptable current financial results relative to corporate objectives, budgets, and the economic environment, and the development of resources necessary to future success. These resources include:

•
management competence, organization and depth;

•
technology in exploration, production, mining, manufacturing, product design and product application;

•
fixed assets;

•
marketing capability – customer loyalty, distribution organization, market knowledge and so on;

•
work force and employee relations;

•
financial resources, including relations with the financial community; and

•
reputation.

6.
Establish an overall compensation policy for the corporation and monitor its implementation with special attention devoted to the executive group. Review the policy from time to time to ensure that it continues to be appropriate.

7.
Oversee corporate financial operations, including:

•
capital structure management, maintaining reasonable financial flexibility and safety while achieving an appropriate return on equity;

•
financial results reporting;

•
allocation of assets, providing for investment in areas of higher return and maintaining capital discipline;

•
maintaining access to suitable sources of capital;

•
pension funds and other major employee benefit programs;

•
dividend pay-out policy and action;

•
selection of outside auditors for approval by the shareholders; and

•
insurance.

8.
Identify the principal risks of the corporation’s business and ensure implementation and monitoring of systems to effectively manage and mitigate these risks.

9.
Ensure that processes are in place to monitor and maintain the integrity of the corporation’s internal control and management information systems.

10.
Ensure that the corporation has in place appropriate environmental, health and safety policies, having regard to legal, industry and community standards, and ensure implementation of management systems to monitor the effectiveness of those policies.

11.
Ensure that systems are in place for communication and relations with stakeholder groups, including, but not limited to, shareholders, the investing public, government, employees, the financial community, and the communities in which Suncor operates. Ensure that measures are in place for receiving feedback from stakeholders, including internet email communication channels that are adequately resourced to respond to appropriate enquiries. Monitor system effectiveness and significant sensitive and legally required communications.

12.
Ensure that the corporation has systems in place which accommodate stakeholder feedback.

13.
Collectively and individually respond constructively to requests for advice and assistance from the CEO. Provide leadership and policy direction to management with a view to establishing and maintaining a high standard of legal and ethical conduct for the corporation, by:

•
taking reasonable steps to ensure that Suncor complies with applicable laws and regulations and with its constating documents, including its Articles and By-laws, and operates to high ethical and moral standards – being on the alert for and sensitive to situations that could be considered illegal, unethical or improper, and taking corrective steps;

•
establishing the means of monitoring performance in this area with assistance of legal counsel;

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•
approving and monitoring compliance with key policies and procedures by which the corporation is operated; complying with the legal requirements, including those pursuant to the Canada Business Corporations Act, applicable to corporate boards of directors, including, without limitation, the duty to act honestly and in good faith with a view to the best interests of the corporation, and the duty to exercise the care, diligence and skill that reasonably prudent people exercise in comparable circumstances.

14.
Manage Board operations, including, without limitation:

•
subject to any required shareholder approval, fix the size of the Board, review its composition and, when appropriate, identify new nominees to the Board;

•
select a Board Chair, appropriate committees and Committee Chairs;

•
define the duties of the Chairs of the Board and the committees;

•
determine when and where the Board meets;

•
influence the structuring of agendas and how meeting time is spent; and

•
meet legal requirements with respect to corporate administration.

Management Proxy Circular 2025   Suncor Energy Inc.   D-6

Appendix A to the Terms of Reference – Financial Literacy and Expertise
For the purpose of making appointments to the corporation’s Audit Committee, and in addition to the independence requirements, all Directors nominated to the Audit Committee must meet the test of Financial Literacy as determined in the judgment of the Board of Directors. Also, at least one director so nominated must meet the test of Financial Expert as determined in the judgment of the Board of Directors.
Financial Literacy
Financial Literacy can be generally defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement. In assessing a potential appointee’s level of Financial Literacy the Board of Directors must evaluate the totality of the individual’s education and experience including:
•
The level of the person’s accounting or financial education, including whether the person has earned an advanced degree in finance or accounting;

•
Whether the person is a professional accountant, or the equivalent, in good standing, and the length of time that the person actively has practiced as a professional accountant, or the equivalent;

•
Whether the person is certified or otherwise identified as having accounting or financial experience by a recognized private body that establishes and administers standards in respect of such expertise, whether that person is in good standing with the recognized private body, and the length of time that the person has been actively certified or identified as having this expertise;

•
Whether the person has served as a principal financial officer, controller or principal accounting officer of a company that, at the time the person held such position, was required to file reports pursuant to securities laws, and if so, for how long;

•
The person’s specific duties while serving as a public accountant, auditor, principal financial officer, controller, principal accounting officer or position involving the performance of similar functions;

•
The person’s level of familiarity and experience with all applicable laws and regulations regarding the preparation of financial statements that must be included in reports filed under securities laws;

•
The level and amount of the person’s direct experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under provisions of securities laws;

•
The person’s past or current membership on one or more audit committees of companies that, at the time the person held such membership, were required to file reports pursuant to provisions of securities laws;

•
The person’s level of familiarity and experience with the use and analysis of financial statements of public companies; and

•
Whether the person has any other relevant qualifications or experience that would assist him or her in understanding and evaluating the corporation’s financial statements and other financial information and to make knowledgeable and thorough inquiries whether:

•
The financial statements fairly present the financial condition, results of operations and cash flows of the corporation in accordance with generally accepted accounting principles; and

•
The financial statements and other financial information, taken together, fairly present the financial condition, results of operations and cash flows of the corporation.

Audit Committee Financial Expert
An “Audit Committee Financial Expert” means a person who in the judgment of the corporation’s Board of Directors, has the following attributes:
•
an understanding of Canadian generally accepted accounting principles and financial statements;

•
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

•
experience preparing, auditing or analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor’s financial statements, or experience actively supervising one or more persons engaged in such activities;

•
an understanding of internal controls and procedures for financial reporting; and

•
an understanding of audit committee functions.

App A-1   Management Proxy Circular 2025   Suncor Energy Inc.

A person shall have acquired the attributes referred to in the bullets immediately listed above, through:
•
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

•
experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

•
experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

•
other relevant experience.

Management Proxy Circular 2025   Suncor Energy Inc.   App A-2

Suncor Energy Inc.
150 – 6 Avenue S.W.
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T: 403-296-8000
suncor.com